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03024186

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tata Engineering & Locomotive Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

FILE NO. 82- 3768

FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/1/03



82-3768



JUN 2 7 2003

TATA ENGINEERING

Locomotive Co Ltd

58th Annual Report 2002 -2003

AR/S

03 JUN 30 AM 7:21 3-31-03



Indigo

The year saw several product launches of both passenger and commercial vehicles:

- The Tata Indigo
- The Sumo+ Series and the Safari EX
- The EX Series of Medium and Heavy Commercial Vehicles
- The 207 DI Pick-up Vehicle






TATA
TATA
709 EX

TATA ENGINEERING

Fifty-eighth annual report 2002 - 03

Contents

ODD LOT SCHEME FOR SHAREHOLDERS

Having regard to the difficulties experienced by the shareholders in disposing of the physical shares held in small/odd lots, Tata Share Registry Ltd. has framed a scheme for the purchase of such shares.

Any shareholder wishing to know the details of the scheme may kindly contact Tata Share Registry Ltd., Army Navy Building, 148, M G Road, Fort, Mumbai 400001.

Phone No.: 91-22-56568484 ext.: 239/242/243

Email: csg-unit@tatashare.com; oddlot@tatashare.com

Annual General Meeting on Monday, July 21, 2003 at Birla Matushri Sabhagar at 3.30 p.m.

Tata Engineering and Locomotive Company Limited

Board of Directors :

Ratan N Tata *(Chairman)*
N A Soonawala
J J Irani
J K Setna
V R Mehta
R Gopalakrishnan
N N Wadia
Helmut Petri
S A Naik
Ravi Kant *(Executive Director)*
Praveen P Kadle *(Executive Director)*
V Sumantran *(Executive Director)*
P K M Fietzek *(Alternate Director to Mr Helmut Petri)*

Company Secretary :

H K Sethna

Registered Office :

Bombay House,
24, Homi Mody Street,
Mumbai 400 001.
Tel: 91-22-56658282
Fax: 91-22-56657799

Share Registrars :

Tata Share Registry Limited,
Army & Navy Building,
148, Mahatma Gandhi Road,
Mumbai 400 001.
Tel: 91-22-56568484
Fax: 91-22-56568494

Solicitors :

Mulla & Mulla and
Craigie, Blunt & Caroe

Auditors :

A F Ferguson & Co.
S B Billimoria & Co.

Works :

Jamshedpur
Pune
Lucknow
Dharwad

Bankers :

Bank of America
Bank of Baroda
Bank of India
Bank of Maharashtra
Bank of Nova Scotia
Central Bank of India
Citibank N. A.
Corporation Bank
Deutsche Bank
HDFC Bank Limited
Standard Chartered Bank
State Bank of India
The Hongkong & Shanghai Banking Corporation Ltd.
Union Bank of India


TATA

Summarised Balance Sheet

(Rupees Crores)

WHAT THE COMPANY OWNED	As at March 31, 2003	As at March 31, 2002
1. NET FIXED ASSETS	**3306.58**	3478.34
2. INVESTMENTS	**1195.98**	1189.92
3. DEFERRED TAX ASSETS (NET)	**—**	95.00
4. NET CURRENT ASSETS	**(433.34)**	6.76
5. MISCELLANEOUS EXPENDITURE	**91.55**	—
6. TOTAL ASSETS (NET)	**4160.77**	4770.02
WHAT THE COMPANY OWED		
1. LOANS	**1458.31**	2304.96
2. NET WORTH	**2597.16**	2465.06
Represented by :		
Share Capital ... **Rs. 319.83 Crores** (Previous Year Rs. 319.82 Crores)		
Reserves .... **Rs. 2277.33 Crores** (Previous Year Rs. 2145.24 Crores)		
3. DEFERRED TAX LIABILITY (NET)	**105.30**	—
4. TOTAL FUNDS EMPLOYED	**4160.77**	4770.02

Summarised Profit and Loss Account

(Rupees Crores)

	2002-03	2001-02
1. **INCOME**		
SALE OF PRODUCTS AND OTHER INCOME	**10855.05**	8915.21
LESS: EXCISE DUTY	**1743.79**	1389.29
	9111.26	7525.92
2. **EXPENDITURE**		
RAW MATERIALS, STORES AND OTHER EXPENSES	**7233.44**	6069.56
SALARIES, WAGES ETC	**720.37**	691.64
AMORTISATION OF DEFERRED REVENUE EXPENSES	**2.62**	89.83
DEPRECIATION	**359.51**	354.68
INTEREST	**278.95**	382.23
TOTAL EXPENDITURE	**8594.89**	7587.94
PROFIT/(LOSS) BEFORE EXTRAORDINARY ITEMS	**516.37**	(62.02)
WRITE BACK/(PROVISION) FOR CONTINGENCIES	**20.00**	(20.00)
PROVISION FOR DIMINUTION IN VALUE OF INVESTMENTS	**(26.00)**	(1.37)
EMPLOYEE SEPARATION COST	**—**	(25.82)
3. **PROFIT/(LOSS) BEFORE TAX**	**510.37**	(109.21)
4. TAX FOR THE YEAR (I) CURRENT (NET)	**(19.71)**	—
(II) DEFERRED (NET)	**(190.55)**	55.48
5. **PROFIT/(LOSS) AFTER TAX**	**300.11**	(53.73)
6. TRANSFER FROM GENERAL RESERVE	**—**	53.73
7. INVESTMENT ALLOWANCE (UTILISED) RESERVE WRITTEN BACK	**0.90**	—
	301.01	—
8. **APPROPRIATIONS**		
(i) Proposed Dividends	**127.91**	—
(ii) Tax on Proposed Dividends	**16.39**	—
(iii) General Reserve	**33.00**	—
(iv) Balance carried to Balance Sheet	**123.71**	—
	301.01	—

NOTICE

NOTICE IS HEREBY GIVEN THAT THE FIFTY-EIGHTH ANNUAL GENERAL MEETING OF TATA ENGINEERING AND LOCOMOTIVE COMPANY LIMITED will be held on Monday, July 21, 2003 at 3.30 p.m., at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020 to transact the following business :-

1. To receive, consider and adopt the Audited Profit and Loss Account for the year ended March 31, 2003 and the Balance Sheet as at that date together with the Report of the Directors and the Auditors thereon.
2. To declare a dividend on Ordinary Shares.
3. To appoint a Director in place of Mr N A Soonawala, who retires by rotation and is eligible for re-appointment.
4. To appoint a Director in place of Mr J K Setna, who retires by rotation and is eligible for re-appointment.
5. To appoint a Director in place of Mr Helmut Petri, who retires by rotation and is eligible for re-appointment.
6. To appoint Auditors and fix their remuneration.
7. **Raising of additional long term resources**

   To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution:-

   "RESOLVED that in accordance with the provisions of Section 81 and other applicable provisions, if any, of the Companies Act, 1956 and subject to such consents and such other approvals as may be necessary and subject to such conditions and modifications as may be considered necessary by the Board of Directors (hereinafter referred to as "the Board" which term shall be deemed to include any Committee thereof for the time being exercising the powers conferred on the Board by this resolution) or as may be prescribed or made, in granting such consents and approvals and which may be agreed to by the Board, the consent of the Company be and is hereby accorded to the Board to offer, issue and allot in one or more tranches, in the course of domestic/international offerings to Domestic/Foreign Institutions, Non-Resident Indians, Indian Public Companies, Corporate Bodies, Mutual Funds, Banks, Insurance Companies, Pension Funds, individuals or otherwise, whether shareholders of the Company or not, through a public issue and/or on a private placement basis, debentures whether partly/fully convertible and/or securities linked to Ordinary Shares and/or foreign currency convertible bonds and/or bonds with Share Warrants attached (hereinafter collectively referred to as "Securities"), secured or unsecured so however that the total amount raised through the aforesaid Securities should not exceed Rs.500 crores, or its equivalent, of incremental funds for the Company.

   "RESOLVED FURTHER that the consent of the Company be and is hereby granted in terms of Section 293(1)(a) and other applicable provisions, if any, of the Act and subject to all necessary approvals to the Board to secure, if necessary, all or any of the above mentioned Securities to be issued, by the creation of a mortgage and/or charge on all or any of the Company's immovable and/or movable assets, both present and future in such form and manner and on such terms as may be deemed fit and appropriate by the Board.

   "RESOLVED FURTHER that for the purpose of giving effect to the above, the Board be and is hereby authorised to determine the form and terms of the Issue(s), including the class of investors to whom the Securities are to be allotted, number of Securities to be allotted in each tranche, issue price, face value, premium amount on issue/conversion of Securities/exercise of warrants/redemption of Securities, rate of interest, redemption period, listings on one or more stock exchanges in India and/or abroad as the Board in its absolute discretion deems fit and to make and accept any modifications in the proposal as may be required by the authorities involved in such issues in India and/or abroad and to settle any questions or difficulties that may arise in regard to the Issue(s)."



8. **Voluntary delisting of the Company's Ordinary Shares from all Stock Exchanges, excluding the Stock Exchange, Mumbai and the National Stock Exchange of India Ltd.**

   To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution:-

   "RESOLVED that in modification of the Special Resolution passed by the Members at the Annual General Meeting of the Company held on July 26, 2002 and subject to the provisions of Section 61 of the Companies Act, 1956, (including any statutory modification(s) or re-enactment thereof for the time being in force and as may be enacted hereinafter), the Securities and Exchange Board of India (Delisting of Securities) Guidelines, 2003 and subject to such approvals, permissions and sanctions, as may be necessary and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions, which may be agreed to, by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee thereof for the time being exercising the powers conferred on the Board by this resolution), the consent of the Company be and is hereby accorded to the Board to delist the Company's Ordinary Shares from all or any of the stock exchanges excluding The Stock Exchange, Mumbai and The National Stock Exchange of India Ltd., at Mumbai i.e. delisting from The Stock Exchange, Ahmedabad, The Calcutta Stock Exchange Association Ltd. at Kolkata, Cochin Stock Exchange Ltd. at Cochin, The Delhi Stock Exchange Association Ltd. at New Delhi, The Hyderabad Stock Exchange Ltd. at Hyderabad, The Ludhiana Stock Exchange Association Ltd. at Ludhiana, Madhya Pradesh Stock Exchange at Indore, The Madras Stock Exchange Ltd. at Chennai, Pune Stock Exchange Ltd. at Pune and The Uttar Pradesh Stock Exchange Association Ltd. at Kanpur.

   "RESOLVED FURTHER that the Board be and is hereby authorised to take all necessary steps in this regard in order to comply with the legal and/or procedural formalities, including authorising any Committee of Directors or any of the Directors/officers/executives of the Company to do all such acts, deeds or things to give effect to the above."

9. **Commission to non-Whole-time Directors**

   To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution:-

   "RESOLVED that in supersession of the Special Resolution passed by the Members at the Annual General Meeting of the Company held on July 25, 2000 and pursuant to the provisions of Section 309 and other applicable provisions, if any, of the Companies Act, 1956 (the Act), a sum not exceeding one per cent per annum of the net profits of the Company calculated in accordance with the provisions of Sections 198, 349 and 350 of the Act, be paid to and distributed amongst the non-Whole-time Directors of the Company or some or any of them in such amounts or proportions and in such manner and in all respects as may be decided and directed by the Board of Directors and such payments shall be made in respect of the profits of the Company for each year, for a period of five financial years commencing from April 1, 2003."

10. **Change of Name**

    To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution:-

    "RESOLVED that in accordance with Section 21 and other applicable provisions, if any, of the Companies Act, 1956 and subject to the approval of the Central Government, the name of the Company be changed from 'Tata Engineering and Locomotive Company Limited' to 'Tata Motors Limited' or 'Tata Automobiles Limited' or 'Tata Auto Limited' or 'Tata Automotives Limited' or such other name as may be approved by the Members of the Company.

    "RESOLVED FURTHER that the name 'Tata Engineering and Locomotive Company Limited', wherever it occurs in the Memorandum and Articles of Association of the Company, be replaced with the new name of the Company."

NOTES:

(a) The relative Explanatory Statements pursuant to Section 173 of the Companies Act, 1956, in respect of the business under items 7 to 10 set out above and details under Clause 49 of the Listing Agreement with the Stock Exchanges in respect of Directors seeking re-appointment at the Annual General Meeting are annexed hereto.

(b) A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

(c) The Register of Members and Transfer Books of the Company will be closed from Tuesday, July 1, 2003 to Monday, July 21, 2003, both days inclusive for the purpose of payment of dividend to those Members whose names stand on the Register of Members as on July 21, 2003. The dividend in respect of Ordinary Shares held in electronic form will be payable to the beneficial owners of the Ordinary Shares as at the end of business hours on June 30, 2003 as per the details furnished by the depositories for this purpose.

(d) The dividend on Ordinary Shares as recommended by the Directors for the year ended March 31, 2003 will be payable on or after July 21, 2003 in accordance with the resolution to be passed by the Members of the Company.

(e) To avoid loss of dividend warrants in transit and undue delay in respect of receipt of dividend warrants, the Company has provided a facility to the Members for remittance of dividend through Electronic Clearing System (ECS). The ECS facility is available at locations identified by Reserve Bank of India from time to time and covers most of the cities and towns. Members holding shares in physical form and desirous of availing this facility are requested to contact the Company's Registrars and Transfer Agents.

(f) Members holding shares in the dematerialised mode are requested to intimate all changes pertaining to their bank details, ECS, mandates, nominations, power of attorney, change of address/name, etc. to their depository participant only and not to the Company's Registrars and Transfer Agents. Changes intimated to the depository participant will then be automatically reflected in the Company's records which will help the Company and its Registrars and Transfer Agents to provide efficient and better service to the Members.

(g) Members' attention is particularly drawn to the "Corporate Governance" section in respect of unclaimed and unpaid dividends, proceeds of matured fixed deposits and redeemed debentures alongwith interest accrued thereon.

(h) As an austerity measure, copies of the Annual Report will not be distributed at the Annual General Meeting. Members are requested to bring their copies to the meeting.

By Order of the Board of Directors

PRAVEEN P KADLE
Executive Director

Mumbai, June 14, 2003

Registered Office :
Bombay House
24, Homi Mody Street
Mumbai - 400 001



EXPLANATORY STATEMENTS

The following Explanatory Statements, pursuant to Section 173 of the Companies Act, 1956 (the Act), set out all material facts relating to the business mentioned at Item Nos. 7 to 10 of the accompanying Notice dated June 14, 2003.

2. **Item No. 7** : In 2001, the Company had envisaged a capital expenditure programme of Rs.1,307 crores for financing its ongoing capital expenditure, product development programme, investments for strategic alliances to be incurred over the next three years as also for debt restructuring. The funds for this Programme were partially financed by a Rights Issue of Convertible Debentures and Non-convertible Debentures, both with detachable Warrants aggregating Rs.980 crores. The capital expenditure envisaged above would substantially be incurred by the end of the Financial Year 2003-04.
3. The Company, as a part of its future growth strategy, is planning to incur about Rs.1,500 crores over the next three years towards capital and product development expenditure, for commercial vehicles and passenger cars. The Capital Expenditure will be in the areas of balancing and enhancement of plant capacities, modernisation of existing plant and machinery, improvement of plant productivity, and quality and reliability improvement of its products. The Product Development Expenditure is planned in the areas of product and aggregate development for meeting the Company's future product strategy. In addition, the Company is also planning to prepay some of its expensive debt to the extent of Rs.500 crores over the next twelve months.
4. While it is envisaged that the internal generation of funds as well as funds from the Rights Issue would partially finance this programme, it is thought prudent at this stage for the Company to raise a part of this fund requirement for the said capital expenditure, product development and pre-payment of expensive debt through the issue of Securities as defined in the resolution in the domestic/international market in view of the significant liquidity in the markets, low interest rates, improved performance of the Company and the positive outlook for the Indian automobile industry.
5. It is, therefore, proposed to issue the said Securities for an amount not exceeding Rs.500 crores, or its equivalent, in one or more tranches, in such form, on such terms, in such manner, at such price or prices and at such time as may be considered appropriate by the Board, to the various categories of Investors in the domestic/international market as set out in the Resolution at Item No. 7 of the Notice.
6. To the extent that any part of the above mentioned capital raising plan includes issue of Securities linked to or convertible into Ordinary Shares of the Company, Members' approval is being sought. Section 81 of the Act, provides, *inter alia*, that whenever it is proposed to increase the subscribed capital of a company by allotment of further shares, such further shares shall be offered to the persons who on the date of the offer are holders of the equity shares of the company in proportion to the capital paid-up on that date unless the shareholders in a general meeting decide otherwise. The Listing Agreements executed by the Company with the various Stock Exchanges also provide that the Company shall, in the first instance, offer all Securities for subscription *pro rata* to the Shareholders unless the Shareholders in a general meeting decide otherwise. Whilst no specific instrument has been identified, at this stage, in the event the Company issues any equity linked instrument, the issue will be structured in a manner such that the additional share capital that may be issued would not be more than 10% of the paid-up capital of the Company. The Ordinary Shares, if any, allotted on issue, conversion of Securities or exercise of warrants shall rank in all respects *pari passu* with the existing Ordinary Shares of the Company.
7. The said securities may be secured by way of first mortgage/hypothecation on the Company's assets in favour of the security holders/trustees for the holders of the said Securities. As the documents to be executed between the security holders/trustees for the holders of the said Securities and the Company may contain the power to take over the management of the Company in certain events, it is necessary for the Company to pass a resolution under Section 293(1)(a) of the Act, before creation of the said mortgage or charge.
8. The proposed offer is in the interest of the Company and your Directors commend the resolution for acceptance.
9. The Directors of the Company may be deemed to be concerned or interested in the Resolution at Item No.7 to the extent of Securities that may be subscribed by them or by the companies/institutions of which they are Directors or members.
10. **Item No.8 :** Presently, the Company's Securities are listed on the following 13 Stock Exchanges in India:-

    1. The Stock Exchange, Mumbai (BSE)
    2. National Stock Exchange of India Limited (NSE)
    3. Bangalore Stock Exchange Limited
    4. Cochin Stock Exchange Limited
    5. Hyderabad Stock Exchange Limited
    6. Madhya Pradesh Stock Exchange Limited
    7. The Uttar Pradesh Stock Exchange Association Limited
    8. The Stock Exchange, Ahmedabad
    9. Madras Stock Exchange Limited
    10. The Calcutta Stock Exchange Association Limited
    11. The Delhi Stock Exchange Association Limited
    12. The Ludhiana Stock Exchange Association Limited
    13. Pune Stock Exchange Limited

11. Consequent upon the Resolution passed by the Members at the Annual General Meeting of the Company held on July 26, 2002 for delisting the Company's Ordinary Shares from the Stock Exchanges mentioned at (iii) to (ix), the Company made applications to the said Stock Exchanges for delisting. Whilst Bangalore Stock Exchange Ltd. has delisted the Company's Ordinary Shares, the other stock exchanges are in the process of delisting the same. Meanwhile, Securities and Exchange Board of India has, vide the SEBI (Delisting of Securities) Guidelines issued in February 2003 done away with the requirement of offering an exit option to the Members situated in the regions of the Stock Exchanges from which a company's securities are proposed to be delisted. Pursuant to the said Delisting Guidelines and as a good corporate governance practice, it is now proposed to seek the approval of the Members for delisting from all Stock Exchanges except the BSE and NSE, including from Stock Exchanges which were referred to in the said resolution passed previously by the Members.
12. With the wide and extensive networking of centres of BSE and NSE, the investors have access to online dealings in the Company's securities across the country. The trading volumes of the Company's Ordinary Shares on the stock exchanges mentioned at (iii) to (xiii) (hereinafter referred to as "the said Stock Exchanges") are on the decline since the past few years as a bulk of the trading in the Company's Securities is transacted on BSE and NSE. The listing fees paid to the said Stock Exchanges do not now offer commensurate benefits to the Company/its investors and the continued listing on the said Stock Exchanges is not considered necessary. The Board of Directors at its meeting held on May 27, 2003 has, therefore, decided to apply for the voluntary delisting of the Company's Ordinary Shares from all the Stock Exchanges excluding BSE and NSE. The proposed voluntary delisting would further contribute to the cost reduction initiative taken across various functional areas of the Company.
13. The proposed voluntary delisting of the Company's Ordinary Shares from the said Stock Exchanges will not adversely affect any investors including the Members located in the regions where the said Stock Exchanges are situated. Pursuant to Section 61 of the Act and the SEBI (Delisting of Securities) Guidelines, it is now proposed to seek the Members' approval by way of a Special Resolution for voluntary delisting of the Company's Ordinary Shares from the said Stock Exchanges as set out in the Resolution at Item No.8.
14. Considering that the option attached to the detachable Warrants allotted with the Convertible Debentures and Non-convertible Debentures on a rights basis are exercisable during the period June 6, 2003 to September 30, 2004 and that the Non-convertible Debenture holders/Company can exercise a put/call option on December 6, 2003, the said Warrants and the said Non-convertible Debentures would continue to be listed on all the 13 stock exchanges during that period.
15. The proposed delisting is in the interest of the Company and the Board commends the Resolution for acceptance by the Members. None of the Directors of the Company is concerned or interested in the Resolution at Item No.8.
16. **Item No.9** : The Members had, at the Annual General Meeting held on July 25, 2000 approved, under the provisions of Section 309 of the Act, the payment of remuneration by way of commission to the non-Whole-time Directors of the Company, of a sum not exceeding 1% per annum of the net profits of the Company, calculated in accordance with the provisions of the Act, subject to a ceiling of Rs.15 Lakhs per annum for a further period of five years commencing October 1, 2000. In view of inadequacy of profits, no commission was paid or provided for the four financial years 1998-99 to 2001-02. In April 1999, the Company re-introduced the practice of paying sitting fees to non-Whole-time Directors for attendance at Board and Committee meetings which amount is excluded whilst calculating the above limits in accordance with Section 198 of the Act.
17. Taking into consideration the increased role of Directors in the emerging competitive environment, especially the added responsibilities of non-Whole-time Directors, required by the new Corporate Governance related regulations at various Board and Committee Meetings, it is appropriate that non-Whole-time Directors be compensated appropriately and, therefore, it is proposed that, in terms of Section 309 of the Act, the non-Whole-time Directors be paid a remuneration not exceeding 1% of the net profits of the Company computed in accordance with the provisions of the Act in respect of each of the five financial years of the Company commencing April 1, 2003. The commission will be distributed amongst all or some of the said Directors in accordance with the directives given by the Board.
18. Messrs. Ratan N Tata, N A Soonawala, J J Irani, J K Setna, V R Mehta, R Gopalakrishnan, N N Wadia, Helmut Petri, S A Naik and P K M Fietzek, non-Whole-time Directors of the Company may be deemed to be concerned or interested in the Resolution mentioned at Item No. 9 of the Notice to the extent of the remuneration that may be received by them.
19. **Item No.10** : The Company was incorporated on September 1, 1945 as 'Tata Locomotive and Engineering Company Limited' with the objective of manufacturing locomotives and boilers. On September 24, 1960, the name of the Company was changed to 'Tata Engineering and Locomotive Company Limited' so as to

reflect its then business of manufacturing commercial vehicles, construction equipment and other engineering products. The Company exited the locomotive business in 1970 and is not associated with the locomotive business since then. However, the Company continued to use the name 'Tata Engineering and Locomotive Company Limited' as its acronym 'TELCO' had become an established brand. As the Members are aware, the Company has, in the last few years, de-integrated some of its non-auto business viz. Construction Equipment Business Unit and the Machine Tool and Growth Division, so as to focus on its core business of design, manufacture and marketing of automobiles.

20. The Company's name is proposed to be changed so as to better reflect its said business of automobiles. Pursuant to Section 21 of the Companies Act, 1956, approval of the Members and the Central Government is required to change the name of a company and accordingly, the Members' approval is sought for this Special Resolution.

21. None of the Directors of the Company is concerned or interested in the Resolution at Item No.10. The Board of Directors commend the Resolution for acceptance by the Members.

By Order of the Board of Directors

PRAVEEN P KADLE
Executive Director

Mumbai, June 14, 2003
Registered Office :
Bombay House
24, Homi Mody Street
Mumbai - 400 001

Information on Directors retiring by rotation seeking re-appointment at this Annual General Meeting

Particulars	*Mr N A Soonawala*	*Mr J K Setna*	*Mr Helmut Petri*
Date of Birth & Age	June 27, 1935 – 67 years	August 29, 1928 – 74 years	July 23, 1940 – 62 years
Appointed on	May 31, 1989	September 29, 1993	March 28, 2000
Qualifications	B. Com. (Hons), A.C.A.	B. Com., A.C.A.	Educated in Gummersbach Engineering School, Germany
Expertise in specific functional areas	Accounts, Finance & Development Banking, Management & Capital Markets.	Accounts, Management and Business.	Management, Research & Development of Passenger Cars. Representative of DaimlerChrysler A.G. on the Board of the Company since March 2000.
Directorships held in other Public companies (excluding foreign companies)	Indian Hotels Co. Ltd. Indian Resort Hotels Ltd. Piem Hotels Ltd. Tata Chemicals Ltd. Tata Industries Ltd. Tata Investment Corporation Ltd. Tata Sons Ltd. Tata Tea Ltd. The Associated Cement Companies Ltd. Trent Ltd. Tata AIG Life Insurance Co Ltd. Tata AIG General Insurance Co Ltd.	Camphor and Allied Products Ltd. Colgate-Palmolive (India) Ltd. Information Technology Park Ltd. Tata Housing Development Co. Ltd. Tata Infotech Ltd. Tata International Ltd. Tata Sons Ltd. Telco Construction Equipment Co. Ltd. Universal Ferro and Allied Chemicals Ltd.	DaimlerChrysler India Ltd.
Memberships/ Chairmanships of committees across public companies	***Remuneration*** Indian Hotels Co. Ltd. Tata Engineering and Locomotive Co. Ltd. Tata Investment Corporation Ltd. Tata Sons Ltd. Tata Tea Ltd. The Associated Cement Companies Ltd. Trent Ltd. ***Investors' Grievance*** Indian Hotels Co. Ltd. – Chairman Tata Investment Corporation Ltd. – Chairman ***Audit*** Tata Sons Ltd. - Chairman	***Remuneration*** Tata Sons Ltd Telco Construction Equipment Co. Ltd. – Chairman ***Investors' Grievance*** Colgate-Palmolive (India) Ltd. ***Audit*** Colgate-Palmolive (India) Ltd. Tata Infotech Ltd Tata International Ltd Tata Engineering & Locomotive Co. Ltd.	

DISTRIBUTION AND SOURCES OF REVENUE


DISTRIBUTION OF REVENUE
2002-03
(Rupees in Crores)
Materials
Rs. 6018.72 (56%)
Interest
Rs. 278.95 (3%)
Operation & Other Expenses
Rs. 1292.68 (12%)
Reserve
Rs. 144.30 (1%)
Shareholders
Rs. 156.71 (1%)
Government
Rs. 1901.62 (18%)
Employees
Rs. 700.84 (6%)
Depreciation & Amortisation
Rs. 362.13 (3%)
SOURCES OF REVENUE
2002-03
(Rupees in Crores)
Vehicle Sales
Rs. 9441.36 (87%)
Vehicle Spare Parts
Rs. 569.09 (5%)
Hire Purchase
Rs. 96.62 (1%)
Exports
Rs. 480.37 (5%)
Others
Rs. 267.61 (2%)

HIGHLIGHTS

	2002-03	2001-02
	Rupees Crores	Rupees Crores
Sales and Other Income	**10855.05**	8915.21
Profit Before Amortisation, Depreciation, Interest, Extraordinary/Exceptional Items and Tax	**1157.45**	764.72
Depreciation	**359.51**	354.68
Profit/(Loss) before Tax	**510.37**	(109.21)
Provision for Tax : i) Current Tax (Net)	**(19.71)**	—
ii) Deferred Tax (Net)	**(190.55)**	55.48
Profit/(Loss) after Tax	**300.11**	(53.73)
Dividend (including tax thereon)	**144.30**	—
Shareholders' Funds (Net Worth)	**2597.16**	2465.06
Borrowings	**1458.31**	2304.96
Debt/Equity Ratio	**0.56:1**	0.94:1
Number of Shareholders	**228042**	241425
Number of Employees	**22254**	22414

FUNDS FLOW - LAST FIVE YEARS

(Rupees Crores)

	2002-03	2001-02	2000-01	1999-00	1998-99
Sources of Funds					
1 Funds generated from operations					
A. Profit/(Loss) after tax (Net of prior year adjustments)	**300.11**	(53.73)	(500.34)	71.20	97.46
B. Depreciation	**359.51**	354.68	347.37	342.61	281.32
C. Provision for diminution in value of investments	**26.00**	—	—	—	—
D. Net Deferred Tax Charge /(Credit)	**190.55**	(55.48)	—	—	—
Total Profit/(Loss)	**876.17**	245.47	(152.97)	413.81	378.78
2 Proceeds from Convertible Debentures converted into Ordinary Shares and premium thereon	**0.01**	415.51	—	—	—
3 Borrowings (Net of repayments)	—	—	—	—	136.49
4 Reduction in Working Capital	**440.10**	140.48	636.31	610.13	846.72
5 Investments sold (Net of purchases and adjustment for diminution in value of investment)	—	166.01	—	—	—
	1316.28	967.47	483.34	1023.94	1361.99
Application of Funds					
1 Capital Expenditure (Net)	**184.54**	207.03	186.82	281.45	874.89
2 Repayment of Borrowings (Net of additional borrowings)	**846.65**	691.16	5.38	440.97	—
3 Investments made (Net of Sales)	**32.06**	—	186.44	171.36	192.28
4 Dividends (including tax thereon)	**144.30**	—	—	78.03	85.20
5 Deferred Revenue Expenditure (Net)*	**108.73**	69.28	104.70	52.13	209.62
	1316.28	967.47	483.34	1023.94	1361.99

* Including utilisation of Securities Premium Account towards Premium on Redemption of Debentures and Rights Issue expenses

Chairman's Statement

Dear Shareholder,

These have been turbulent times. Tensions and armed conflict in the Middle East, stagnant or weakening economies in North America, Europe and Asia, coupled with natural calamities and epidemics, have all had their impact on the global economy. Amidst this distressing scene, the economies of China and India have stood out in sharp contrast, recording economic growth and encouraging increases in consumer demand.

While China continues to lead in registering robust economic growth with very significant increases in domestic consumption, India, in the past year, has also seen a revival of its economy after some years of demand recession which affected several sectors of the economy. Clearly, domestic confidence in the new policy directions by the Government, the effects of the substantial investments in road and housing infrastructure and the greater availability of finance, have all contributed to this revival.

The upturn in the Indian economy has led to buoyancy in several sectors of the economy. The manufacturing sector has registered a growth of 6% over the previous year. The services sector, which has seen growth through the past few years, (significantly in IT services), grew further by 7.1%, and housing and consumer durables grew by 30% and 7.3% respectively. In the automobile sector, where commercial vehicles have always reflected the health of the economy, there has been a demand growth of 30% over the previous year. This is in sharp contrast to the 38% contraction in market size between the years 1998 and 2001, from the peak of 1997. The growth in passenger car segment during the year was 4.9% - up from 1.2% in the previous year.


TATA

Return to Profitability

In line with these trends, this has been a year of fulfillment for Tata Engineering. The Company achieved a turnaround of its operations during the year, registering a pre-tax profit of Rs. 510 crores against a loss of Rs. 500 crores posted in the year 2001. This has been a commendable performance by the entire group of employees at all locations. It has reflected the leadership, teamwork and single-minded effort of the Company's team with the understanding and support of the Company's unions. Cost reduction, product quality improvements, new product introductions in both commercial vehicles and passenger cars and better working capital management, have been important contributors to the Company's improved performance. However, it is important to also recognize that a major component of the Company's performance has been due to the growth in market size, which enabled the Company to increase its volumes significantly and increase its market share.

Challenges and Opportunities Ahead

While it is hoped that the current economic trends will continue, realistically this rate of growth may not be sustainable over a long period of time. The challenges before the Company, therefore, will be to aggressively continue to improve product performance, reduce its cost base, lower the breakeven point of its operations, retain high quality standards and dramatically reduce the time-to-market for its new products. Towards this objective, in the commercial vehicle segment, the Company recently launched a new range of commercial vehicles which have better finishes, higher driving performance and better fuel economies than earlier vehicles. Further, a new range of world-class commercial vehicles is under development and would be introduced in the marketplace both in India and abroad, within the next three years.

On the passenger vehicle side, the Company will focus on being a leader in the size and price segments in which it operates. Its strategy would be to maximize the variety of passenger car offerings on a single platform. Accordingly, in addition to the highly successful **Indica** hatchback, the

Company launched its three-box sedan, **Indigo**, which has been extremely well received in the market. This will be followed by an estate car which was displayed this year at the Geneva Motor Show, and a higher power sports version of the Indica. New versions of the **Indica, Sumo** and **Safari** are presently under development and are expected to be introduced in the market at varying times during the next three years.

All the new products in the commercial vehicle and passenger vehicle lines will be designed to have better fuel economy, lower emissions and enhanced levels of safety. Both facelifts and new products will be more contemporary in exterior design with additional features, and built to higher quality standards. When the enhanced roadway systems are in place, it is expected that the demand pattern for commercial vehicles in India will change in favor of larger, heavy, multi-axle vehicles and tractor-trailers. Tata Engineering's new range of commercial vehicles will cater to this change in demand and the Company is gearing itself to have the right products in place at the right time.

People's Car

There has been considerable media coverage on the pros and cons of the new small car project. This deserves some clarification. The challenge of developing a small, low-cost, people's car has been in discussion within the Company for several years. If a truly low cost vehicle could be produced, which would be somewhere between a three-wheeler and a current small car, the market potential for such a car in India and perhaps in neighboring countries is enormous. It would be extremely difficult, if not impossible, to achieve the cost goals by designing a stripped down version of a conventional car. The approach most likely to succeed would be a "clean sheet of paper" concept for a small car involving an innovative design with unconventional materials and manufacturing processes. It is believed that the creativity and innovativeness displayed by the team at Tata Engineering which developed the Indica, could once again be motivated to work on such an exciting new product which, if successful, would be a national contribution to India.


TATA

The past year has shown that leadership lost can be regained when there is the will and the determination to do so. We greatly appreciate and value the confidence reposed in us by you, the shareholders, through your support and understanding during the difficult period which the Company faced over the past few years. Looking ahead, while the challenges are immense – so are the opportunities. It is this confidence that will motivate everyone in the Company to successfully face the challenges and achieve new heights in the automotive markets in India and overseas.

June 12, 2003.

Chairman

FINANCIAL STATISTICS

	CAPITAL ACCOUNTS (Rs. in lakhs)						REVENUE ACCOUNTS (Rs. in lakhs)						RATIOS		
Year	Capital	Reserves and Surplus	Borro-wings	Gross Block	Depre-ciation	Net Block	Turn-over	Depri-ciation	Profit/ (Loss) Before Taxes	Taxes	Profit/ (Loss) After Taxes	Divi-dend	PAT to Sales	Earnings Per Share* (Rs.)	Net Worth Per Share* (Rs.)
1945-46	100	1	—	31	2	29	12	2	1	0	1	0	8.3%	0.07	10
1946-47	198	1	—	74	12	62	17	9	1	1	0	0	0.0%	0.05	10
1947-48	200	4	—	106	18	88	10	7	3	0	3	0	30.0%	0.13	10
1948-49	200	5	23	155	28	127	133	11	1	0	1	0	0.8%	0.05	10
1949-50	200	11	94	233	44	189	167	15	11	5	6	0	3.6%	0.03	10
1950-51	350	17	150	397	70	327	188	28	10	4	6	0	3.2%	0.18	10
1951-52	450	20	221	563	131	432	253	65	2	0	2	0	0.8%	0.08	11
1952-53	500	24	330	647	215	432	342	84	4	0	4	0	1.2%	0.13	11
1953-54	500	27	412	731	270	461	321	97	3	0	3	0	0.9%	0.11	11
1954-55	627	27	481	792	303	489	445	35	0	0	0	0	0.0%	0.00	11
1955-56	658	120	812	1010	407	603	1198	105	125	32	93	59	7.8%	1.32	12
1956-57	700	149	1382	1352	474	878	2145	70	116	27	89	44	4.1%	1.64	13
1957-58	700	117	1551	1675	668	1007	2694	129	99	6	93	52	3.5%	1.72	12
1958-59	1000	206	1245	2050	780	1270	2645	113	155	13	142	56	5.4%	1.68	12
1959-60	1000	282	1014	2201	940	1261	2825	161	222	93	129	108	4.6%	1.50	13
1960-61	1000	367	1263	2593	1118	1475	3735	180	313	122	191	126	5.1%	2.26	14
1961-62	1000	432	1471	2954	1336	1618	4164	220	378	188	190	124	4.6%	2.28	15
1962-63	1000	450	1758	3281	1550	1731	4364	223	327	185	142	124	3.3%	1.68	15
1963-64	1198	630	2470	3920	1802	2118	5151	260	404	200	204	144	4.0%	1.97	16
1964-65	1297	787	3275	4789	2144	2645	6613	345	479	208	271	157	4.1%	2.39	17
1965-66	1640	995	3541	5432	2540	2892	7938	398	477	189	288	191	3.6%	2.20	18
1966-67	1845	1027	4299	6841	3039	3802	9065	505	620	192	428	235	4.7%	2.80	17
1967-68	1845	1121	5350	7697	3608	4089	9499	572	395	66	329	235	3.5%	2.10	18
1968-69	1845	1295	5856	8584	4236	4348	10590	630	582	173	409	235	3.9%	2.66	19
1969-70	1845	1333	6543	9242	4886	4356	9935	662	274	0	274	221	2.8%	1.72	19
1970-71	1845	1516	6048	10060	5620	4440	13624	749	673	270	403	251	3.0%	2.49	20
1971-72	1949	2020	6019	10931	6487	4444	15849	758	885	379	506	273	3.2%	3.04	23
1972-73	1949	2194	5324	12227	7491	4736	15653	820	832	360	472	266	3.0%	2.87	24
1973-74	1949	2394	6434	13497	8471	5026	16290	902	1007	450	557	180	3.4%	3.43	26
1974-75	1949	2827	9196	15838	9593	6245	22510	1134	677	136	541	266	2.4%	3.32	28
1975-76	2013	3691	9399	18642	10625	8017	27003	1054	855	91	764	276	2.8%	4.60	33
1976-77	2328	3833	11816	20709	11685	9024	28250	1145	1056	0	1056	323	3.7%	5.38	30
1977-78	2118	4721	11986	22430	12723	9707	28105	1101	1044	0	1044	313	3.7%	5.37	35
1978-79	3151	5106	11033	24900	13895	11005	37486	1200	1514	0	1514	467	4.0%	5.36	27
1979-80	3151	6263	17739	28405	15099	13306	44827	1300	1762	0	1762	605	3.9%	5.96	31
1980-81	3151	8095	15773	33055	16496	16559	60965	1616	2437	0	2437	605	4.0%	8.27	38
1981-82	4320	10275	25476	38819	18244	20575	79244	1993	4188	0	4188	839	5.3%	10.18	35$
1982-83	4226	12458	23361	43191	20219	22972	86522	2187	3481	460	3021	827	3.5%	7.34	40
1983-84	5421	14103	25473	46838	23078	23760	85624	2923	2163	235	1928	923	2.3%	3.61	37@
1984-85	5442	15188	30226	52819	26826	25993	93353	3895	2703	390	2313	1241	2.5%	4.32	39
1985-86	5452	16551	44651	61943	29030	32913	102597	3399	1832	215	1617	1243	1.6%	3.00	41
1986-87	5452	15886	53476	68352	30914	37438	119689	2157	293	0	293	552	0.2%	0.51	40
1987-88	6431	17491	44406	75712	34620	41092	140255	3822	3205	510	2695	1356	1.9%	4.25	38@
1988-89	10501	30740	32396	83455	38460	44995	167642	4315	8513	1510	7003	2444	4.2%	6.74	40@
1989-90	10444	37870	48883	91488	43070	48418	196910	4891	14829	4575	10254	3126	5.2%	9.87	47
1990-91	10387	47921	48323	100894	48219	52675	259599	5426	23455	9250	14205	4154	5.5%	13.69	56
1991-92	11765	61863	105168	123100	54609	68491	317965	6475	20884	7800	13084	4389	4.1%	12.45	67@
1992-93	12510	64207	144145	153612	61710	91902	309156	7456	3030	26	3004	3642	1.0%	2.47	63
1993-94	12867	70745	141320	177824	70285	107539	374786	9410	10195	20	10175	5020	2.7%	7.91	65
1994-95	13694	128338	115569	217084	81595	135489	568312	11967	45141	13246	31895	8068	5.6%	23.29	104
1995-96	24182	217400	128097	294239	96980	197259	790967	16444	76072	23070	53002	14300	6.7%	21.92	100
1996-97	25588	339169	253717	385116	117009	268107	1012843	20924	100046	23810	76236	22067	7.5%	29.79	143
1997-98	25588	349930	330874	487073	141899	345174	736279	25924	32880	3414	29466	15484	4.0%	11.52	147
1998-99	25590	350505	344523	569865	165334	404531	659395	28132	10716	970	9746	8520	1.5%	3.81	147
1999-00	25590	349822	300426	581233	182818	398415	896114	34261	7520	400	7120	7803	0.8%	2.78	147
2000-01	25590	299788	299888	591427	209067	382360	816422	34737	(50034)	0	(50034)	0	—	(18.45)	127
2001-02	31982	214524	230772	591006	243172	347834	891806	35468	(10921)	(5548)	(5373)	0	—	(1.98)	77@
2002-03	31983	227733	145831	601703	271045	330658	1085505	35951	51037	21026	30011	14430	2.76%	9.38	81

Notes :

@ On increased capital base due to conversion of Bonds/Convertible Debentures into shares.

$ On increased capital base due to issue of Bonus Shares. Net Worth excludes ordinary dividends.

* Equivalent to a face value of Rs. 10/- per share.



Directors' Report

TO THE MEMBERS OF
TATA ENGINEERING AND LOCOMOTIVE COMPANY LIMITED

The Directors present their Fifty-eighth Annual Report and the Audited Statement of Accounts for the year ended March 31, 2003.

2 **FINANCIAL RESULTS**

		Financial Year	
		2002-03 (Rs. in Crores)	2001-02 (Rs. in Crores)
(i)	Net Sales/Income from operations	**10837.01**	8891.95
(ii)	Total Expenditure	**9697.60**	8150.49
(iii)	Operating Profit	**1139.41**	741.46
(iv)	Other Income	**18.04**	23.26
(v)	Profit/(Loss) before Interest, Depreciation & Amortisation	**1157.45**	764.72
(vi)	Interest		
	(a) Gross Interest	**319.87**	434.55
	(b) Capitalisation of Interest and other receipts	**(40.92)**	(52.32)
	(c) Net Interest	**278.95**	382.23
(vii)	Cash Profit	**878.50**	382.49
(viii)	Amortisation of Deferred Revenue Expenditure	**2.62**	89.83
(ix)	Depreciation	**359.51**	354.68
(x)	Profit/(Loss) for the year before extra-ordinary/ exceptional items	**516.37**	(62.02)
(xi)	Extra-ordinary/exceptional items	**(6.00)**	(47.19)
(xii)	Profit/(Loss) Before Tax	**510.37**	(109.21)
(xiii)	Less: Provision for Taxation		
	(a) Current (Net of Provisions written back)	**19.71**	—
	(b) Deferred (includes Provisions for earlier years)	**190.55**	(55.48)
(xiv)	Profit/(Loss) After Tax	**300.11**	(53.73)
(xv)	Transfer from General Reserve	**—**	53.73
(xvi)	Investment Allowance (utilized) Reserve written back	**0.90**	—
(xvii)	Amount Available for Appropriations	**301.01**	—
	APPROPRIATIONS		
(a)	General Reserve	**33.00**	—
(b)	Proposed Dividend	**127.91**	—
(c)	Tax on Proposed Dividend	**16.39**	—
(d)	Balance carried to Balance Sheet	**123.71**	—

DIVIDEND

3 In view of the Company's profitable performance, the Directors recommend the payment of a dividend of Rs.4/- per share on 31,97,84,387 Ordinary Shares of Rs.10/- each for the year 2002-03 (Previous Year – Nil), if approved by Members at the Annual General Meeting.

OPERATIONS

4 The performance of the Company during 2002-03 signified the successful culmination of the Corporate Turnaround Plan vigorously pursued since 2001-02. The various initiatives which focused on aggressive cost reduction, right sizing the organisation, volume/market share gains, product/process quality


Growth of Index of Industrial Production
Percentage
7
6
5
4
3
2
1
0
99 00 01 02 03
Year ending March

improvements and the launch of new products have enabled the Company to achieve an Operating Profit (EBIDTA) margin of 12.5%, highest in the last five years. These initiatives, combined with improved economic conditions which led to market growth in commercial vehicles and the continued improvement in the sales of the **Indica**, resulted in the Company's Income from Operations crossing the Rs.10,000 crore mark and reaching a new peak at Rs.10,837 crores (22% over 2001-02). The Profit Before Tax for the year was Rs.510 crores (Loss of Rs.109 crores), representing an improvement in pre-tax profits of more than Rs.1,000 crores over the last 2 years (Loss of Rs.500 crores in 2000-01).

COMMERCIAL VEHICLE BUSINESS UNIT

5 The Commercial Vehicle Business Unit (CVBU) recorded its highest domestic sales of 1,06,194 units since its peak in 1996-97, which represents a growth of 32% over 2001-02. The overall market share in Commercial Vehicles (CV) was maintained at 56%, with improvement in the share in the truck segment to 67% (66% in 2001-02), while retaining its share of 51% in the bus segment. While the Company lost some market share in the Light Commercial Vehicle (LCV) segment in the first half of the year, the second half of the year saw the Company regaining a part of the market share with the successful introduction of a host of new products in this segment and strengthening of the distribution channel for LCVs. This has enabled the CVBU to increase the width and depth of its market coverage and further consolidate its dominance in the market. Some of the key initiatives that contributed to the growth of the CV business were:

- introduction of the **EX** series of upgraded heavy and medium tonnage vehicles with features that provide **EX**tra power and torque, fuel-efficiency, reliability, durability and driver comfort;
- introduction of a newly engineered multi-application 2 tonne pickup **(207 DI)** which is high on performance and low on maintenance;
- augmentation of the Company and the dealers' sales force, coupled with intensive customer focussed training;
- expansion of the dealer network for greater reach and penetration.

The CVBU continued its focus on customer orientation and support through initiatives to expand spares/service, customer financing and to provide comprehensive fully- built vehicle solutions for a variety of applications.


Company's Share of Commercial Vehicle Market*
Percentage
70
60
50
40
30
20
10
0
99 00 01 02 03
Year ending March

* Data prior to 02 does not take into account SIAM re-classification of segments & hence not comparable.

PASSENGER CAR BUSINESS UNIT

6 The Passenger Car Business Unit (PCBU) also recorded its highest sales in a year, crossing the 1,00,000 milestone mark for the first time. It registered a growth of 18% over the previous year with a total domestic sale of 1,04,155 vehicles which helped the Company acquire a 14.6% share of the passenger vehicle market – the second largest in the industry. The car project investment achieved net profits in its fourth full year of operations, having become cash positive in the previous year. **Indica** continued to build on its gains and its market share climbed to 24.2% in the compact segment. The Company successfully launched the **Indigo** sedan as its first offering in the entry mid-size segment. This car acquired a leadership position with a 26% share of the segment in the available three months of the year. In Utility Vehicles, **Safari** sales grew by 19% aided by the launch of a limited edition and the PCBU


TATA

held on to its previous year's utility vehicles volumes and a market share of 22%, despite the entry of new competition. The **Sumo** range was enhanced with the launch of the '+' series. PCBU also had the distinction of crossing the half million sale mark with **Indica** crossing the 2,00,000 milestone with a cumulative sale of over 2,42,000 units since launch. In terms of customer support, PCBU now has the second largest network in the country spread in 170 cities through 500 service outlets.

Company's Share of Passenger Vehicle Market*


Percentage
15
12
9
6
3
0
99 00 01 02 03
Year ending March

* Data prior to 02 does not take into account SIAM re-classification of segments & hence not comparable.

INTERNATIONAL BUSINESS

7 The Company's exports for the year were subdued. During the year, the Company exported 9,510 units which was 32% lower than the previous year. The total value of exports at Rs.458 crores (US$ 95 million) was also 26% lower (25% lower in $ terms) than in 2001-02.

8 In order to ensure a more comprehensive and integrated approach to international markets, the international business operations for commercial vehicles and passenger vehicles were merged with their respective Business Units. It is expected that in all aspects of the business – brand promotion, marketing, product development, spare parts, service support and channel management –international opportunities will receive an impetus through the direction and support of the Business Unit.

9 The Company entered into manufacturing and supply/distribution agreements with the M G Rover Group, U.K. for export of cars to U.K. and Europe and distribution of utility vehicles in U.K. The Company believes this to be an endorsement by an international auto major of the Company's capabilities in general, and of the world-class acceptability of the Indica in particular. The business opportunity and growth potential appear significant and will further improve the performance of the PCBU.

10 Participation at international auto shows continued, with the Company unveiling the Indigo Station Wagon at the Geneva Auto Show in March'03 to an encouraging response. The Company also participated in Auto Shows in Malta in February'03 and in Moscow in March'03. A major re-launch of commercial vehicles was done in Sri Lanka, a key market for the Company, to showcase its latest offerings through a road show in that country.

HUMAN RESOURCE DEVELOPMENT & INDUSTRIAL RELATIONS

11 During the year, the Company signed a 3-year wage settlement agreement with its Union at Lucknow. The wage agreement includes performance payment linked to quality. The Company appreciates and recognizes the constructive role, understanding and the support of its Union in the negotiations of the wage settlement. The Industrial Relations at all of the Company's Works remained cordial during the year.

12 The Company's Human Resource Development initiatives included a Talent Management Scheme to identify and nurture young, high performers and exposing them to challenging responsibilities. Introduction of new training methods like process labs, competitive training and introduction of an incentive scheme for sales target achievers were other areas of thrust undertaken during the year.

Company's Product Mix


Percentage
100
80
60
40
20
0
99 00 01 02 03
Year ending March
Passenger Vehicles
Commercial Vehicles

GLOBAL COMPACT

13 The Tata Group has always reinforced its commitment to the United Nations *"Global Compact"*. The Company has always championed the cause of greater responsibility in society and has also forged ahead in the areas of human


Turnover
Rs. in Crores
11000
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
99 00 01 02 03
Year ending March

rights, labour rights and the environment. The principles of the Global Compact are enshrined in the Tata Group Business Values, the Tata Business Excellence Model (TBEM) and the Tata Council for Community Initiatives (TCCI). The extent of compliance with the principles of the Global Compact is evident from the areas of initiatives undertaken by the Company in the varied gamut of corporate social responsibilities and initiatives that it complies with, true to the *"Tata Ethos"*. The Company complies with the principles of the Global Compact.

SAFETY, HEALTH AND ENVIRONMENT PROTECTION

14 The Company continued its various initiatives on safety awareness, including safety audits, providing health care to the employees, maintaining ecological balance in and around the Works and undertaking environment audits. The Company's contribution as a Socially Responsible Corporate was rewarded with the second place at the TERI CoRE-BCSD Corporate Social Responsibility awards for 2001-02.

15 The Company's commercial vehicles and passenger vehicles continue to comply with the applicable legislations in terms of environment pollution control, safety etc.

FINANCE

16 The Company had raised Rs.672 crores from its Rights Issue of simultaneous but unlinked Convertible Debentures and Non-convertible Debentures in December 2001. The Warrants, issued alongwith the said Convertible and Non-convertible Debentures, which will come up for exercise between June 6, 2003 and September 30, 2004, would result in an increase in Shareholders' funds to the extent of Rs.307 crores, on full subscription, at a conversion price of Rs. 120/- per Warrant. The utilisation of funds to be raised is given below:-

(Rs. in crores)

Particulars	FY 01-02 to FY 03-04 Planned	Utilisation upto March 31, 2003 Actual
Capital expenditure, Product development expenditure and Strategic investments	780	499
Prepayment/Repayment of borrowings	527	560
Total	1307	1059


Operating Margin*
Percentage
14
12
10
8
6
4
2
0
99 00 01 02 03
Year ending March
*Net of Excise

17 The Company's performance during the year and its prudent fiscal management has enabled it to improve its ratings. The rating for local currency borrowing has been upgraded from 'AA-' to 'AA' by both ICRA and CRISIL. The foreign currency borrowing rating of the Company stands at 'BB-' with a stable outlook by Standard and Poors and at 'BA2' by Moody's.

18 The Board of Directors has approved of a proposal to raise funds not exceeding Rs.500 crores in the domestic/international markets to be utilised towards meeting the Company's future product and aggregate development programmes and prepayment of part of its expensive debt. Attention of Members' is drawn to Item No.7 of the Notice.

CHANGE OF NAME OF THE COMPANY

19 In order to reflect its core business of design, development and marketing of automobiles the Board of Directors have approved a change in the name of the Company from "Tata Engineering and Locomotive Company Limited" to a name such as "Tata Motors Limited", "Tata Automobiles Limited", "Tata Auto Limited", "Tata Automotives Limited" or such other name as may be approved by the Members. Attention of the Members is drawn to Item No.10 of the Notice.

VALUE BASED MANAGEMENT (VBM)

20 In keeping with the Group's objective to enhance shareholder value, the Company embarked on a VBM process during the year. The primary objective of this exercise is to impart greater focus to shareholder value creation. Economic Value Added (EVA) will henceforth be one of the primary measurement yardsticks used in the strategic decision making process and operating performance of the Company. The rollout of this exercise across the Company is in progress.

SUBSIDIARY AND ASSOCIATE COMPANIES

21 **Subsidiary Companies**

For the Financial Year ended March 31, 2003, the Company's subsidiaries, with the exception of TAL Manufacturing Solutions Limited, improved their performance and profitability. A brief profile of the subsidiary companies and their financial performance for 2002-03 is provided below.

Telco Construction Equipment Company Limited (TELCON) is engaged in the business of manufacture and sale of construction and allied equipment and services, in technical and financial collaboration with Hitachi Construction Machinery Company Limited, Japan. In line with its objective of being a one-stop shop for construction equipment, TELCON has added new products apart from the hydraulic excavators and wheeled equipment to its product line and has also strengthened its infrastructure and plant facilities at its Works at Jamshedpur and Dharwad. During the year 2002-03, TELCON sold 1488 machines (Previous Year 1290 nos.) recording a turnover of Rs.556.52 crores (Rs.453.33 crores) and Profit After Tax of Rs.4.13 crores (Loss of Rs.26.98 crores).

Tata Technologies Limited (TTL) and its subsidiary **Tata Technologies, USA (TTUS),** are in the business of providing information technology services. During the year, significant progress was made by TTL in institutionalising a formal customer acquisition process and scaling up of operations to achieve consistent profitable growth. In 2002-03 TTL recorded a turnover of Rs.93.17 crores (Rs. 70.65 crores) and Profit After Tax of Rs.7.70 crores (Rs.2.53 crores). TTUS recorded a turnover of Rs.14.32 crores (Rs.23.73 crores) and Loss of Rs.4.39 crores (Profit After Tax Rs.0.15 crores).

TAL Manufacturing Solutions Limited (TAL) is engaged in the business of providing factory automation solutions and design and manufacture of a wide range of machine tools. Turnover for the year 2002-03 was Rs.63.04 crores (Previous 9 month period Rs.46.15 crores). TAL ended the year with a Loss of Rs.28.20 crores (Loss of Rs.12.26 crores). With the auto and engineering sectors showing steady growth and infrastructure also likely to record growth in the coming year, demand for machines and equipment manufactured by TAL has shown early signs of revival. Since investment in capital goods lags behind demand recovery by about six to twelve months, TAL expects to


Shareholders' Funds*
Rs. in Crores
3500
3000
2500
2000
1500
1000
500
0
99 00 01 02 03
Year ending March
*Net of Misc. Expenditure


Capital Employed
Rs. in Crores
8000
7000
6000
5000
4000
3000
2000
1000
0
99 00 01 02 03
Year ending March


Cash Generated
from Operations


Rs. in Crores
1400
1200
1000
800
600
400
200
0
99 00 01 02 03
Year ending March

witness a significant improvement in demand for its products and services in 2003-04 and thereby to improve its performance.

HV Transmissions Limited (HVTL) and **HV Axles Limited (HVAL)** are subsidiaries of the Company engaged in the business of manufacture of Gear Boxes and Axles respectively for Heavy and Medium Commercial Vehicle applications. With the significant improvement in performance of the commercial vehicle industry, these companies have both turned profitable during the current year. While HVTL ended the year 2002-03 with a turnover of Rs. 90.93 crores (Rs. 92.40 crores) and Profit after Tax of Rs.4.65 crores (Loss of Rs. 11.77 crores), HVAL had a turnover of Rs. 99.09 crores (Rs. 149.59 crores) and Profit before Tax of Rs. 4.75 crores (Loss of Rs. 10.27 crores). Due to a deferred tax provision of Rs.4.90 crores, HVAL ended the year with a nominal Loss of Rs. 0.15 crores.

Sheba Properties Limited (Sheba) is an investment company. For the year 2002-03, Sheba recorded a turnover of Rs. 4.63 crores (Rs. 9.82 crores) and Profit After Tax of Rs. 0.70 crores (Rs. 2.09 crores).

Telco Dadajee Dhackjee Limited (TDDL) and **Minicar India Limited (Minicar)** have certain properties in Mumbai which are being developed as display and service centres for the Company's range of passenger vehicles. TDDL ended the year 2002-03 with a turnover of Rs. 1.65 crores (Rs. 2.74 crores) and Profit After Tax of Rs. 0.92 crores (Rs. 1.00 crores) while Minicar recorded a turnover of Rs. 0.83 crores (Rs. 0.04 crores) and Profit After Tax of Rs. 0.41 crores (Rs. 0.01 crores).

In terms of the approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, a copy of the Balance Sheet, Profit and Loss Account, Directors' Report and Auditors' Report of the Subsidiary Companies and other documents required to be attached under Section 212(1) of the Act have not been attached with the Balance Sheet of the Company. The Company will make available these documents / details upon request by any Member of the Company interested in obtaining the same.

Associate Companies

As on March 31, 2003, the Company had the following Associate Companies:-

Tata Cummins Ltd. (TCL), which is engaged in the manufacture and sale of high horse power engines used in the Company's range of M/HCVs.

Tata AutoComp Systems Ltd. (TACO) is a holding company for promoting Joint Ventures in auto components and systems and is also engaged in engineering services, supply chain management and after market operations for the automobile industry.

Concorde Motors Ltd. is engaged in the retailing and servicing of passenger vehicles manufactured by the Company, across three cities in Southern India.

Tata Precision Industries Pte. Ltd., Singapore is engaged in the manufacture and sale of high precision tooling and equipment for the computer and electronics industry.

NITA Co. Ltd., Bangladesh is the Company's Joint Venture in Bangladesh and is engaged in the assembly of TATA vehicles for the Bangladesh market.

Tata International Ltd. is the exporting arm of the TATA group, also engaged in the leather business.

Tata Finance Ltd. (TFL) is now focusing on financing of the Company's vehicles and has undertaken various restructuring initiatives to improve its performance and profitability.


Gross Block
Rs. in Crores
7000
6000
5000
4000
3000
2000
1000
0
99 00 01 02 03
Year ending March
Cumulative Depreciation
Net Block


TATA

22 As per the Accounting Standard on Consolidated Financial Statements (AS 21) and the Accounting Standard on Accounting for Investments in Associates (AS 23) in the Consolidated Financial Statements issued by the Institute of Chartered Accountants of India, the above mentioned subsidiaries and associates have been considered in the Consolidated Financial Statements of the Company. As may be seen from the consolidated statements, the turnover of the Group for the year ended March 31, 2003 is Rs.11,444.32 crores (Rs.9322.20 crores) and Profit for the year is Rs.297.12 crores (Loss of Rs.107.19 crores.)


R & D
Expenditure
Rs. in Crores
150
125
100
75
50
25
0
99 00 01 02 03
Year ending March

ENERGY, TECHNOLOGY & FOREIGN EXCHANGE

23 Details of energy conservation and research and development activities undertaken by the Company alongwith the information in accordance with the provisions of Section 217(1)(e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 *are given as an Annexure to the Directors' Report.*

DIRECTORS

24 In accordance with the requirements of the Companies Act, 1956 and Articles of Association of the Company, Mr N A Soonawala, Mr J K Setna and Mr Helmut Petri are liable to retire by rotation and are eligible for re-appointment.

CORPORATE GOVERNANCE

25 A separate section on Corporate Governance forming part of the Directors' Report and the certificate from the Company's Auditors confirming the compliance of conditions on Corporate Governance as stipulated in Clause 49 of the listing agreement is included in the Annual Report. Members' attention is drawn to the Corporate Governance section and Item No. 8 of the Notice of the Annual General Meeting on proposed voluntary delisting of the Company's Ordinary Shares from all the stock exchanges excluding the Stock Exchange, Mumbai and the National Stock Exchange India Ltd. and justification thereof.

PARTICULARS OF EMPLOYEES

26 Information in accordance with sub-section (2A) of Section 217 of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975 forming part of the Directors' Report for the year ended March 31, 2003, is given as an Annexure to this Report.


Number of
Employees
In Thousands
35
30
25
20
15
10
5
0
99 00 01 02 03
Year ending March

AUDIT

27 Messrs. A.F. Ferguson & Company and Messrs. S.B. Billimoria & Company who are the Statutory Auditors of the Company hold office until the ensuing Annual General Meeting. It is proposed to re-appoint them to examine and audit the accounts of the Company for the Financial Year 2003-2004. Messrs A.F.Ferguson & Company and Messrs S. B. Billimoria & Company have, under Section 224(1) of the Companies Act, 1956, furnished certificates of their eligibility for reappointment.

COST AUDIT

28 As per the requirement of the Central Government and pursuant to Section 233B of the Companies Act, 1956, the Company carries out an audit of cost accounts relating to motor vehicles every year. Subject to the approval of the


Sale of Vehicle
Spare Parts
Rs. in Crores
600
500
400
300
200
100
0
99
00
01
02
03
Year ending March

Central Government, the Company has appointed M/s Mani & Co. to audit the cost accounts relating to motor vehicles for the Financial Year 2003-04.

DIRECTORS' RESPONSIBILITY STATEMENT

29 Pursuant to Section 217 (2AA) of the Companies Act, 1956, the Directors, based on the representation received from the Operating Management, confirm that:-

i. in the preparation of the annual accounts, the applicable accounting standards have been followed and that there are no material departures;

ii. they have, in the selection of the accounting policies, consulted the Statutory Auditors and have applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

iii. they have taken proper and sufficient care, to the best of their knowledge and ability, for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv they have prepared the annual accounts on a "going concern basis".

ACKNOWLEDGEMENTS

30 The Directors wish to convey their appreciation to all of the Company's employees for their enormous personal efforts as well as their collective contribution to enable the Company meet the challenges set before it and achieve its turnaround during this year. The Directors would also like to thank the employee-Unions, shareholders, customers, dealers, suppliers, bankers and all the other business associates for the continuous support given by them to the Company and their confidence in its management.

On behalf of the Board of Directors

RATAN N. TATA
Chairman

Mumbai, June 14, 2003



Annexure to the Director's Report

(Additional information given in terms of Notification 1029 of 31-12-1988 issued by the Department of Company Affairs)

A. Conservation of Energy

The Company has always been conscious about the need for conservation of energy. During the year periodic energy audits are conducted and energy conservation measures have been implemented in all the Plants and Offices of the Company. These measures are aimed at effective management and utilisation of energy resources and have resulted in cost savings for the Company.

B. Technology Absorption

The Company has initiated a program to transform its range of M/HCVs to meet the future needs of the evolving market by providing a strong value proposition for its customers. As a part of this program, a new range of cabs is being designed with contemporary styling, features benchmarked against international manufacturers and reflecting the Company's brand identity. The Company has taken up the styling of the cabs in association with a reputed design firm M/s. Stile Bertone, Italy.

All of the Company's CV engines meet Bharat Stage II emission norms and are being upgraded to meet the more stringent Euro III emission levels which are mandated in select cities of India for introduction in April 2005.

On the passenger vehicle front, the Company, through its consultancy arrangement with MIRA, UK, for the Indigo, has achieved a quantum leap in performance and refinement. Moreover, the program under MIRA has provided the Company the technology inputs to move towards contemporary development capability.

Petrol and diesel engines for the car platform with enhanced performance meeting Euro III with EOBD (European On-Board Diagnostics) are being developed.

With the added thrust being provided to non-vehicle business, industrial engines for gensets, harvester combine and backhoe loaders have been developed recently and meet the emission norms prescribed for the respective applications.

During the year the Company spent Rs. 143 crores on Research and Development activities which was 1.3% of its turnover.

Technology Imported during the last five years

	Technology for	Imported from	Year of Import	Status
(a)	Design & Styling of Sedan/Estate variants of passenger car platform	Institute of Development in Automotive Engineering, S.p.A, Italy	2000-01	Production commenced for Sedan. Prototypes completed for Estate.
(b)	Design and Development of modular Cabs for Commercial vehicles	Stile Bertone, Italy	2002-03	Under implementation

C. Foreign Exchange Earnings and Outgo

	Rs. in crores
Earnings in foreign exchange	459.10
Expenditure in foreign currency	315.86

Annexure to Directors' Report

Information as per Section 217(2A) of the Companies (Particulars of Employees) Rules, 1975 and forming part of the Directors' Report for the year ended March 31, 2003

Sr. No.	Name	Age (Years)	Designation/ Nature of duties	Gross Remuneration Rs.	Net Remuneration Rs.	Qualifications	Total Experience	Date of Commencement of employment	Last employment held Designation-period for which post held
1	Agnihotri M M *	60	Sr. Manager (Design) P E	2,92,139	2,35,221	D.M.E.	39	1-Oct-63	—
2	Arya Atam Prakash	55	Sr. Vice President (Jsr. & Lucknow Works)	36,63,791	21,34,685	B. Sc. Engg. (Mech.) M.S. (Mfg. Tech. & Prj.Mgmt)	33	11-Jul-96	H.A.L.-Gen.Manager - 27 yrs.
3	Babu N S *	60	General Manager (Cab Dev & Testing) ERC	13,70,664	4,11,166	B.E.(Mech.)	39	27-Oct-64	Standard Motors Engg., Apprentice-6 Months.
4	Dube Rajiv	41	Vice President (Commercial-PCBU)	30,51,097	19,45,758	B.E. (Mech.), P.G.D.B.M	20	1-Apr-98	Tata Industries Ltd., General Manager - 1 yr.
5	Gokhale S V *	60	Divisional Manager	11,80,531	6,40,481	B.E. (Telecommunication), D.B.M., M.M.S.	35	25-Aug-72	Advani Oerlikon Pvt Ltd. - Engineer-5 yrs.
6	Hegde P G *	60	Asst.General Manager (Veh Stg & Desp)	5,93,939	3,88,931	B.E.(Civil)	39	5-Nov-63	—
7	Hogadi P *	51	Engineer (Dev)	7,57,922	6,90,301	B.Sc.	29	15-Nov-75	Kanthal India Ltd. Chemist - 2 yrs.
8	Joglekar V P *	60	Dy. General Manager (MPL & Purchase)	7,49,158	2,54,540	B.Sc.,B.E. (Mech.),M.I.E	39	3-Nov-64	Wester Work Engg Pvt Ltd - Design Engineer-8 Mths.
9	Kadle P P	46	Executive Director (Finance and Corporate Affairs)	66,93,153	47,55,406	B.Com.(Hons.), A.C.A. Grad.C.W.A.,A.C.S.	23	25-Oct-96	Tata Infor. Sys. Ltd. Vice-President, (Finance) - 5 yrs.
10	Kant Ravi	58	Executive Director (Commercial Vehicles Business Unit)	76,86,907	48,24,331	M.Sc.-Mgmt.Tech.-Univ. of Aston U.K, B.Tech. (Hons) Metallurgical	36	1-Feb-99	Philips India Ltd., Director - 1 yr.
11	Kunte P *	54	Manager (Tool Engg.)	13,36,583	11,39,125	D.M.E.	33	11-Nov-73	Ministry of Defence Chemist - 4 yrs.
12	Nikam D N *	51	Senior Accounts Officer	6,29,505	6,23,522	M.Com.	29	6-Nov-74	Roplas India Ltd. Accounts Clerk - 2yrs.
13	Ramakrishnan C	47	Vice President (Chairman's Office)	31,95,184	20,35,464	B.Com.,C.A.,I.C.W.A	23	27-Nov-80	Balmer Lawrie & Co. Ltd., Trainee - 1 yr.
14	Rohinesha H	58	General Manager (Law)	28,37,932	18,12,355	B.A., LL.B.,D.B.M	38	1-Sep-64	—
15	Singh C V	58	General Manager (Lucknow Works)	27,20,960	18,02,091	B Tech (Elec) M Tech (Computer Science)	34	10-Oct-68	—
16	Sumantran (Dr.) V	44	Executive Director (PCBU & ERC)	67,55,983	51,90,445	B.Tech (Engg.) Ph.D (Engg.), Master in Mgt. of Technology	17	12-Nov-01	General Motors Corp. USA Director - 2 yrs.
17	Telang P M	55	Sr. Vice President (Operations)	43,73,469	28,17,225	B.E (Mech),P.G.D.B.A.	34	1-Jun-72	Larsen & Toubro Ltd Asst. Engineer - 3 yrs.
18	Thatte J M	58	General Manager (Manufacturing)	32,39,273	20,88,002	B.E. (Mech.) C. Engg. M.I.Prod. Engg. (Lond.)	36	1-Jul-70	I.C.I.M., Tech. Asst. - 2 yrs.

Notes :-
(1) The Gross remuneration shown above is subject to tax and comprises salary, allowance, monetary value of perquisites as per income-tax rules and Company's contribution to provident fund and superannuation fund.
(2) In addition to the above remuneration, employees are entitled to gratuity, medical benefits, etc., in accordance with the Company's rules.
(3) The net remuneration is arrived at by deducting from the gross remuneration, income-tax, Company's contribution to provident fund, superannuation fund and the monetary value of non-cash perquisites, wherever applicable.
(4) The remuneration as disclosed above, includes performance linked payments for employees for the previous year, which were approved by the management during the year.
(5) All the employees have adequate experience to discharge the responsibilities assigned to them.
(6) The nature of employment in all cases is contractual.
(7) None of the employees mentioned above is a relative of any director of the Company.
(8) Asterisk against a name indicates that the employee was in service only for a part of the year.

On behalf of the Board of Directors

RATAN N TATA
Chairman

Mumbai, June 14, 2003



MANAGEMENT DISCUSSION AND ANALYSIS

I Business Overview

The Company is the only automobile company in India that manufactures a comprehensive range of commercial vehicles and passenger cars.

The growth of the Indian economy observed in 2001-02 was stronger than originally anticipated. This growth continued through 2002-03 on the back of increased activity in the industrial and infrastructure sectors. The overall GDP growth for 2002-03 is expected to be 4.4%, despite the failure of the monsoon that severely affected agricultural growth. During the year, Industrial growth increased from 3.3% to 6.1%, and the services sector recorded an even more impressive growth.

A lower interest rate regime, increased access to finance and Government spending on infrastructure, aided the growth of both, commercial and passenger vehicles segments. The Company now has over 23% of the share of this market and has outperformed the industry in both commercial and passenger vehicles:

Category	Industry sales (Domestic) (Nos.)			Company sales (Domestic) (Nos.)			Company share %	
	2002-03	2001-02	% growth	2002-03	2001-02	% growth	2002-03	2001-02
Commercial Vehicles	191,200	146,700	30.3	106,194	80,687	31.6	55.5	55.0
Passenger Vehicles	708,100	675,100	4.9	104,155	88,610	17.5	14.7	13.1
Total	**899,300**	**821,800**	**9.4**	**210,349**	**169,297**	**24.2**	**23.3**	**20.6**

Industry sales rounded to nearest 100

Source : Society of Indian Automobile Manufacturers' Flash Data : March 2003 and Company Analysis

Note: There has been a realignment of classification between Commercial and Passenger Vehicles in the year. The information in this table corresponds to the reclassified categorisation of the Indian four-wheeler industry.

II Industry Structure and Developments

Commercial Vehicles

The improvement in business sentiment across the country and the general improvement in economic fundamentals witnessed the revival of the domestic Commercial Vehicle (CV) market after a relatively long period of subdued performance. The CV demand recorded its highest growth in the last 5 years. The Company maintained its share of the CV market at 56%.

During the year, the M/HCV goods applications market recorded a high growth of 32% reaching the highest annual volumes, other than the peak of 1996-97. The Company has strengthened its position with the recently launched **EX** series, which has been well received by the customers resulting in an increase in market share from 66% to 67%. The LCV segment, which had seen its lowest volume of the last 9 years in 2001-02 witnessed a substantial 32% growth in 2002-03. The introduction of the 207DI pick-up during the second half enabled the Company to significantly arrest its loss in market share in LCVs and redefine the pick-up market with an increase in market share in the pick-up segment from 5.8% in 2001-02 to 17.4% in 2002-03. Since the new product launches were spread over a number of months during the year, the full impact is expected to be realized in the coming year.

The CVBU has established a new Division to address the requirements of fully-built vehicles including buses, tippers, and other special application vehicles. With greater emphasis being placed on safety features as well as comfort and aesthetics, the Company expects this to form a prominent part of its CV business in the near term. The Company's thrust on non-vehicule business like spare parts and service have also yielded encouraging results. Sale of spare parts grew in a dull market, stationary engines volumes increased by 67 %, and the Recon and Annual Maintenance Contract initiatives made good progress.

Passenger Vehicles

The domestic passenger vehicle market comprising of 14 manufacturers grew by about 5% to a level of 7,08,000 vehicles during the year across 50 models and their variants, compared to the marginal 1% growth in the previous year and is yet to scale the peak of 7,20,000 vehicles in 1999-00. The Company established itself as the second largest domestic manufacturer for the second year in succession. Market share improved from 13% to 14.6%.

The compact segment is the largest of the segments in the passager vehicle market in which the Company's products currently compete, constituting nearly 42% of the total volumes, with five manufacturers (including the Company) offering eight models. The segment registered a growth of 8.8%, while the Company's offering – the **Indica** grew by nearly 14% and has the second largest share of 24.2%. The entry mid-size segment constitutes over 10% of the total market and has grown by 14%. It has seven manufacturers (including the Company) offering 11 models. The Company's offering – **Indigo** emerged as the market leader with a 26% market share in the period ending March 2003 since its launch in December 2002 and has retained its top position over the last 5 months. The Company has plans to launch an estate version of the **Indigo** in 2003-04.

The utility vehicle segment has seven manufacturers offering thirteen basic models contributing to nearly 16% of the total market. The segment grew by 9% and the Company had a 22% share of the segment.

The car project has also achieved a full profit for the year. This is among the lowest gestation periods for a project of this magnitude of investment to achieve profitability. With the **Indigo** being available for the full year in 2003-04, the Company expects to further improve the financials of the project.

International Business

Overall the four-wheeler exports from India at 82,357 units improved by 27% over 2001-02, with the export of passenger vehicles growing at 34% and commercial vehicle exports at 10,700 nos. declining by 8%. The Company underperformed on the exports front. Its exports of 9,510 nos. for the year were 32% lower in numbers over 2001-02 and the total value of the Company's exports decreased by 26% to Rs.458 crores. However, the Company has undertaken several initiatives, like integration of its international business with the respective BUs, and comprehensive planning of its approach to various markets, which are expected to significantly improve the international business. With these initiatives, combined with the agreements that the Company has entered into with the MG Rover Group in the last quarter of the year, it expects to substantially improve upon its performance in the coming years.

III Outlook

The continued growth of infrastructure (more particularly the road infrastructure) and industrial sectors, greater availability of finance at lower interest rates and the recent reduction in the excise duty for passenger cars augur well for the growth of the automobile industry in India. However, during 2002-03 since the dismantling of the Administered Price Mechanism for petroleum products fuel prices have increased by over 30%. In addition to this, increasing competition, entry of new models, a depressed global economy and automobile markets, lowering of customs duties coupled with expected rupee appreciation resulting in cheaper vehicle/component imports, will continue to pressurise the margins of domestic manufacturers. Overall, the Company expects its performance to improve by 7%-8% in the current year.

IV Financial Performance

The Company entered 2002-03 having suffered losses in the previous two years. It had embarked on a turnaround strategy in the previous year that envisaged aggressive cost reduction, rightsizing of its workforce, financial restructuring, enhancing "value proposition" of products and expanding the non-vehicle business. The strategy yielded results in the previous year itself when the Company reported a substantial profit in the last quarter after seven successive quarters of operating loss. The profitable results were sustained and further improved through 2002-03 with the Company recording its highest ever turnover and the highest pre and post tax profits of the last five years. The Company's results represented a turnaround of over Rs.1,000 crores in two years, from a Loss of Rs.500 crores in 2000-01 to a Profit Before Tax of Rs.510 crores in 2002-03.

Sales and Income from Operations for the year at Rs.10,837 crores represented a growth of 21.9% over the previous year and the gross operating margin improved from 8.3% to 10.5%. The Company's continued thrust on cost reduction provided further saving of Rs.334 crores during the current year and overall cumulative savings of Rs. 950 crores in the three year period commencing from 2000-01. With Other Income of Rs.18.04 crores (Previous Year Rs.23.26 crores) and after providing Rs.635.08 crores (Rs. 873.93 crores) towards Depreciation, Amortisation, Interest and Extraordinary charges, Profit Before Tax was Rs.510.37 crores (Loss of Rs. 109.21 crores). After providing Rs.210.26 crores (Credit of Rs. 55.48 crores) towards deferred and current taxes, the Profit After Tax for the year was Rs.300.11 crores (Loss of Rs. 53.73 crores).

During the year, the Company has been able to further restructure its debt portfolio and reduce its effective cost of borrowing. The Company prepaid Rs. 505 crores mainly comprising of expensive debt and has restructured Rs. 200 crores of debt at a lower interest rate. The foreign currency loans of the Company stand at US $ 80 million as compared to US $ 116 million a year ago. The Company has raised Rs. 120 crores by way of long term borrowings during the year to effect the debt prepayments. The Company's borrowing as at March 31, 2003 stands at Rs.1458 crores as compared to Rs. 2305 crores on March 31, 2002. This has enabled the Company to reduce its debt equity ratio to 0.56:1 as compared to 0.94:1 a year ago. Consequent to the reduction in overall debt as well as lower interest rates, interest cost of Rs.279 crores was 27% lower than the previous year.

Capital expenditure during the year aggregating Rs.219 crores focused on the introduction of new products as well as on replacement, quality/reliability improvement and cost erosion. With prudent working capital management that included the introduction of a supplier purchase bill discounting scheme and a channel financing scheme for the Company's dealerships, the Company succeeded in achieving a negative net working capital of Rs.433 crores as at March 31, 2003.

As a result of all these measures, the Company generated cash of Rs.1320 crores from operations during the year as compared to Rs.857 crores in the previous year, and also received upgrades on its local and foreign currency debt ratings.

V Risks and Concerns

(a) *Value Added Tax*

The Union Government, through its Budget, had asked the State Governments to implement the Value Added Tax regime from April 1, 2003. However, VAT has not yet been introduced and there is continuing uncertainty regarding the date as well as the extent of its introduction. The uncertainty in the introduction of VAT is expected to affect business in general, as the industry would need to study the details and the effects of this key fiscal reform in its entirety, to plan its business model changes that may be required to minimize the effects of any under absorption of tax in the new system.

(b) *Impact of legislative norms on environment protection and safety*

The Auto industry is subject to several current and proposed requirements to comply with in respect of vehicular pollution levels, safety etc. The Company continues to meet these requirements ahead of the permitted time. However, the product and technology improvements required to meet these norms may affect the cost structure of the automotive manufacturers and may have an impact on the margins.

(c) *Steel prices*

Steel is a very critical raw material in the manufacture of automobiles. Global steel prices have hardened from the second half of 2002-03 and have already had an impact on the Company's performance during that period. It may not be possible for the Company to pass on to the customer such increases in input costs fully or to offset these quickly through cost reduction measures.

VI Internal Control Systems and their adequacy

The Company has in place adequate systems of internal control and documented procedures covering all financial and operating functions. These have been designed to provide reasonable assurance with regard to maintaining proper accounting controls, monitoring economy and efficiency of operations, protecting assets from unauthorised use and losses, and ensuring reliability of financial and operational information. The Company has continued its efforts to align all its processes and controls with global best practices.

Some significant features of the internal control systems are :

- clear delegation of power with authority limits for incurring capital and revenue expenditure
- corporate policies on accounting and capital acquisition;
- well-defined processes for formulating and reviewing annual and long term business plans;
- preparation and monitoring of annual budgets for all operating and service functions;
- state-of-the-art SAP - ERP and value chain management systems to connect its different locations, dealers and vendors for efficient information exchange;
- bi-monthly meeting of the management committee at apex level to review operations and plans in key business areas;
- a well established multidisciplinary Internal Audit team which reviews and reports to the management and to the Audit Committee regularly on the adequacy of and compliance with internal controls across the organization, follows up the progress of implementation of various recommendations and helps in identifying opportunities for cost reduction and better use of resources; and
- an Audit Committee of the Board of Directors with a majority of independent directors, functioning since August 1988, which reviews regularly the audit plans, significant audit findings, adequacy of internal controls as well as compliance with Accounting Standards.

In order to adhere to high standards of business ethics and corporate governance, the Company administers an ongoing program for re-enforcement of business ethics guided by its core values and the documented Tata Code of Conduct. All employees of the Company including senior management are regularly exposed to such programs to facilitate compliance with business principles contained in the code of conduct.

The Company has continued its initiatives to promote risk awareness in business controls and business decision through structured risk management process implemented in two formats : (i) Risk management through control self-assessment (RM-CSA) and (ii) Risk management through self-assessment questionnaire (RM-SAQ), with ownership vesting in operating managers. Internal Audit acts as facilitator in driving these initiatives.

A comprehensive information security policy has been put in place. The policy spells out the roles and responsibilities for safeguarding information assets of the Company including business continuity plans and oversight of security compliance across all locations.

VII Material Developments in Human Resources/Industrial Relations

Industrial Relations

Industrial relations at all the Company's Works remained cordial throughout the year. During the year, the Company signed a 3-year Wage settlement with its Union at Lucknow.

CAUTIONARY STATEMENT

Statements in the Management Discussion and Analysis describing the Company's objectives, projections, estimates, expectations may be "forward-looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include economic conditions affecting demand/supply, price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes.



CORPORATE GOVERNANCE REPORT

COMPANY'S PHILOSOPHY ON CORPORATE GOVERNANCE

As part of the Tata group, Tata Engineering's philosophy on Corporate Governance is founded upon a rich legacy of fair and transparent governance practices, many of which were in place before they were mandated. The Corporate Governance philosophy has been further strengthened with the adoption, a few years ago, by the Company of the Tata Business Excellence Model, the Tata Code of Conduct and the adoption of the requirements of Corporate Governance under Clause 49 of the Listing Agreement with the stock exchanges. In its endeavor to safeguard the interests of the investors, during the year, the Company adopted the Tata Code of Conduct for Prevention of Insider Trading as also the Code of Corporate Disclosure Practices in pursuance of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations. The Company is in full compliance with the requirements under Clause 49 of the Listing Agreement with the Stock Exchanges.

BOARD OF DIRECTORS

During the year under review, 8 Board Meetings were held on June 5, 2002, June 6, 2002, July 25, 2002, September 23, 2002, October 30, 2002, December 20, 2002, January 22, 2003 and March 27, 2003. The composition of the Board, attendance at Board meetings (BM) held during the financial year under review and at the last Annual General Meeting (AGM), number of Directorships and memberships / chairmanships in public companies (including the Company) are given below:-

Name of the Director	Category	FY 2002-03 Attendance at		As on date		
				No. of Directorships @	Committee positions	
		BM	Last AGM		Member ♦	Chairman
Ratan N Tata	Non-Executive Chairman, Promoter	7	Yes	13	6	—
N A Soonawala	Non-Executive, Promoter	8	Yes	13	7	3
J J Irani ◎	Non-Executive, Promoter	8	Yes	15	8	1
J K Setna	Non-Executive, Promoter	8	Yes	10	6	1
V R Mehta ❖	Non-Executive, Independent	7	Yes	11	7	3
R Gopalakrishnan	Non-Executive, Promoter	8	Yes	14	9	1
N N Wadia	Non-Executive, Independent	5	Yes	11	3	1
Helmut Petri ⮝	Non-Executive, Independent	0	No	2	—	—
S A Naik	Non-Executive, Independent	8	Yes	2	2	1
Ravi Kant	Executive Director	8	Yes	5	1	—
Praveen P Kadle	Executive Director	8	Yes	9	6	1
V Sumantran	Executive Director	8	Yes	2	—	—
Peter K M Fietzek - *Alternate Director to H Petri*	Non-Executive, Independent	2	No	1	—	—

@ *excludes Directorships in foreign companies*
♦ *Member does not include Chairman*
◎ *Tata Steel Representative*
❖ *Institutional Representative of UTI as an investor*
⮝ *DaimlerChrysler AG Representative*

As may be seen from the above, the Non-Executive Directors constitute more than half of the total number of Directors. The Company has a Non-Executive Chairman and one third of the total strength of the Board comprises of independent Directors. The day-to-day operations of the Company are being overseen by Mr Ratan N Tata as a member of the Committee of Directors, comprising himself and Mr R Gopalakrishnan. The required information as enumerated in Annexure I to Clause 49 of the Listing Agreement is made available to the Board of Directors.

Messrs. N A Soonawala, J K Setna and Helmut Petri are liable to retire by rotation and being eligible, offer themselves for re-appointment. Information as required under Clause 49 (VI) of the Listing Agreement is annexed to the Notice of the AGM.

AUDIT COMMITTEE

The Audit Committee of Directors comprises of Messrs. V R Mehta, Chairman, S A Naik and J K Setna. The scope of the Committee includes:-

a. Overseeing the Company's financial reporting process and the disclosure of its financial information, to ensure that the financial statement is correct, sufficient and credible;
b. Recommending the appointment/removal of external auditors, fixing audit fees and approving payments for any other services;
c. Approving fees for non-audit consulting / services provided by the firms of Statutory Auditors;
d. Reviewing with management the periodic financial statements before submission to the board, focusing primarily on :
   - Any changes in accounting policies and practices;
   - Major accounting entries based on exercise of judgement by management;
   - Qualifications in draft audit report;
   - Significant adjustments arising out of audit;
   - The going concern assumption;
   - Compliance with accounting standards;
   - Compliance with stock exchange and legal requirements concerning financial statements;
   - Any related party transactions i.e. transactions of the Company of material nature, with promoters or the management, their subsidiaries or relatives etc. that may have a potential conflict with the interests of the Company at large;
e. Reviewing with the management, external and internal auditors, the adequacy of internal control systems and recommending improvements to the management;
f. Reviewing the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure, coverage and frequency of internal audit;
g. Discussing with internal auditor any significant findings and follow-up thereon;
h. Reviewing the findings of any internal investigations by the internal auditor into matters where there is a suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board;
i. Discussing with external auditors before the audit commences, the nature and scope of audit as well as conduct post-audit discussions to ascertain any area of concern;
j. Reviewing the Company's financial and risk management policies;
k. Initiating investigations into the reasons for substantial defaults in the payments to the depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.

During the period under review, 7 Audit Committee meetings were held on May 24, 2002, June 5, 2002, July 25, 2002, September 24, 2002, October 29, 2002, January 21, 2003 and March 19, 2003. All the Members of the Audit Committee were present at all the meetings. In these meetings, *inter alia,* the Committee considered 114 audit reports covering operational, financial and other business risk related areas. The Audit Committee meetings are held at Corporate Headquarters or at the Company's plants and usually attended by the Executive Director(s), the Finance head, the Chief Internal Auditor, the Statutory Auditors and the Cost Auditor. The Operation heads are invited to the meetings, as required. The Company Secretary acts as the Secretary of the Audit Committee. The Chairman of the Audit Committee was also present at the last AGM of the Company.

MANAGERIAL REMUNERATION

a. Remuneration Committee

The Remuneration Committee of the Company is empowered to review the remuneration of whole-time directors, retirement benefits to be paid to them and dealing with matters pertaining to Employees' Stock Option Scheme. The Company has not issued any stock options to its directors/ employees. The Remuneration Committee comprises of 3 Independent and 2 Non-Executive Directors viz. Messrs. N N Wadia, Chairman, Ratan N Tata, N A Soonawala, V R Mehta and S A Naik.


TATA

During the year under review, one Remuneration Committee meeting was held on June 5, 2002 wherein all the Members of the Remuneration Committee were present. Besides, the Committee also passed a resolution by circulation. The Chairman of the Remuneration Committee was present at the last AGM.

b. Remuneration Policy

The remuneration of the whole-time director(s)/appointee(s) is decided by the Remuneration Committee based on criteria such as industry benchmarks, the Company's performance vis-à-vis the industry, performance/track record of the whole-time director(s)/ appointee(s), Macro Economic Review on remuneration packages of Heads of Organisations and is reported to the Board of Directors. The Company pays remuneration by way of salary, perquisites and allowances (fixed component), incentive remuneration and commission (variable components) to its whole-time directors. Annual increments are decided by the Remuneration Committee within the salary scale approved by the Members and are effective from 1st April annually. The Remuneration Committee decides on the Commission payable to the whole-time directors on determination of profits for the financial year, within the ceilings on net profits prescribed under Sections 198 and 309 of the Companies Act, 1956 (the Act) as also the incentive remuneration. The Members had, at the Extra-ordinary General Meeting held on March 27, 2002, approved of revised terms of appointment of Mr Ravi Kant and the appointment of Mr Praveen P Kadle and Dr V Sumantran as Executive Directors. The remuneration of Rs.18,29,365/- pertaining to previous years was paid to Mr Ravi Kant during the year on receipt of the Central Government's approval.

The remuneration by way of commission to the non-Whole-time directors is decided by the Board of Directors and distributed to them based on their attendance and contribution at meetings. The Members had at the AGM held on July 25, 2000 approved the payment of remuneration by way of commission to the non-whole-time directors of the Company, of a sum not exceeding 1% per annum of the net profits of the Company, calculated in accordance with the provisions of the Act, subject to a ceiling of Rs.15 Lakhs per annum for a further period of five years commencing October 1, 2000. The commission for the financial year 2002-03 will be distributed amongst all or some of the said directors in accordance with the directives given by the Board. The attention of the Members is invited to the Notice wherein it is proposed to pay remuneration to the non-Whole-time directors, as per the limits set under the Act.

A sitting fee of Rs.5,000/- per meeting of the Board, Audit Committee, Remuneration Committee, Investors' Grievance Committee, Committee of Board, Ethics & Compliance Committee and Finance Committee is paid for attendance at the meetings of the said Board/Committees to its Members (excluding Executive Directors). The sitting fees paid/payable to the non-Whole-time directors is excluded whilst calculating the above limits in accordance with Section 198 of the Act.

c. Remuneration to Directors

In respect of the financial year 2002 – 03, the following remuneration and sitting fees were paid to the Directors:-

➤ *Non-Wholetime Directors:*

(in Rupees)

Name	Commission for FY 02-03	Sitting Fees paid during FY 02-03
Ratan N Tata	3,60,000	70,000
N A Soonawala	1,50,000	75,000
J J Irani	95,000	50,000
J K Setna	1,25,000	1,15,000
V R Mehta	2,20,000	1,05,000
R Gopalakrishnan	2,45,000	1,15,000
N N Wadia	1,30,000	30,000
Helmut Petri	-	-
S A Naik	1,55,000	1,35,000
Peter K M Fietzek	20,000	10,000

➤ *Executive Directors:*

(in Rupees '000)

Name	Salary	Perquisites & Allowances	Commission	Incentive Remuneration	Stock Options
Ravi Kant	1680	1553	4000	Nil	Nil
Praveen P Kadle	1560	1212	3500	Nil	Nil
V Sumantran	1740	1046	3500	Nil	Nil

➤ **Salient features of the agreements executed by the Company with the Executive Directors:**

Period of Appointment	5 years effective from:- Ravi Kant – July 12, 2000; Praveen P Kadle – October 31, 2001; V Sumantran – November 12, 2001
Remuneration Salary Scale	Rs.70,000 - Rs.2,00,000
Incentive Remuneration	Upto 200% of salary to be paid at the discretion of the Board annually
Commission	At the discretion of the Board annually within the stipulated limits under the Act
Perquisites and allowances (excluding Company's contribution to provident, superannuation & gratuity fund and leave encashment)	Upto 125% of salary
Minimum remuneration in case of inadequacy of profits during any financial year	Salary, incentive remuneration, perquisites and allowances as mentioned above but excluding commission
Notice period on either side	Six months
Severance fees payable by the Company	Six months' salary

INVESTORS' GRIEVANCE COMMITTEE

The Investors' Grievance Committee of the Board is empowered to oversee the redressal of investors' complaints pertaining to share/debenture transfers, non-receipt of annual reports, interest/ dividend payments, issue of duplicate certificates, transmission (with and without legal representation) of shares and debentures and other miscellaneous complaints. Its scope also includes delegation of powers to the executives of the Company/share transfer agents to process share transfers and other investor allied matters. During the year under review, 3 Investors' Grievance Committee meetings were held on June 3, 2002, November 26, 2002 and February 18, 2003.

The composition of the Investors' Grievance Committee and attendance at its meetings is given hereunder:-

Composition	S A Naik (Chairman) Independent Director	R Gopalakrishnan Non-Executive Director	Ravi Kant Executive Director	Praveen P Kadle Executive Director
Number of meetings attended	3	3	2	3

H K Sethna, Company Secretary, who is the Compliance Officer can be contacted at :

Bombay House,
24, Homi Mody Street,
Mumbai – 400 001

Tel: 5665 8282, 5665 7824
Fax: 5665 7799
Email : inv_rel@telco.co.in

Dissemination of information


Percentage
100
90
80
70
60
50
40
30
20
10
0
1
3
4
44
32
49
29
34
23
25
29
29
Annual Reports
News items in papers
Company's Web-site
Excellent
Very Good
Good
Satis
Poor

16601 Members' complaints/queries were received during the period under review. 13 complaints/queries, 47 transfer requests and 111 demats were pending as on March 31, 2003 (these were lodged in the last two weeks of March 2003 and were subsequently processed).

- **Shareholders' Satisfaction Survey**

  On the recommendations of the Investors' Grievance Committee, a survey on Shareholders' satisfaction was conducted in November/December 2002. 5976 (2.49% of shareholder base) questionnaires were received from the Shareholders, which when analysed reflected an overall satisfaction level as Excellent / Very Good on various service parameters at 66%.

  Placed alongside are the graphs depicting satisfaction levels on various parameters of service / quality related to the Investor interface with the Company.

  A detailed presentation of the Survey conducted is given in the Investor Section on the Company's website - www.telcoindia.com

- **Action required regarding non-receipt of dividend, proceeds of matured deposits, redeemed debentures and interest thereon**

  In case of non-receipt/non-encashment of the dividend warrants, Members are requested to write / get in touch with the Company's Registrars / the Registrar of Companies as mentioned hereunder:-

Dividend for FY	Contact Office	Action to be taken
2000-01 and 2001-02	Not Applicable due to non-declaration of dividend	—
1995-96 to 1999-2000	Tata Share Registry Ltd.	Letter on plain paper. In respect of dividend for FY 1995-96, the Members are requested to apply before August 2003.
1978 to 1994-95	Office of the Registrar of Companies, CGO Complex, 'A' Wing, 2nd floor, Next to RBI, CBD - Belapur, Navi Mumbai, Maharashtra 400 614 ✆ 2757 6802	Claim in Form No. II of the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978

As per the provisions of Section 205A read with Section 205C of the Act, the Company is required to transfer unpaid dividends, matured deposits, redeemed debentures and interest accrued thereon remaining unclaimed and unpaid for a period of 7 years from the due date to the Investor Education and Protection Fund (IEPF) set up by the Central Government.

Given below are the proposed dates for transfer of the unclaimed dividend to the IEPF by the Company :-

Financial Year	Date of declaration of Dividend	Proposed Date for transfer to IEPF*
1995-96	July 30, 1996	September 16, 2003
1996-97	July 31, 1997	September 16, 2004
1997-98	July 29, 1998	September 14, 2005
1998-99	August 3, 1999	September 19, 2006
1999-2000	July 26, 2000	September 12, 2007

* Indicative dates, actual dates may vary.

Interaction with Company's Personel



Percentage
100
90
80
70
60
50
40
30
20
10
0
3
4
5
24
26
25
34
36
32
31
25
25
Attitude & behaviour
Speed & response
Problem solving
Excellent
Very Good
Good
Satis
Poor

Interaction with Registrar's Personnel



Percentage
100
90
80
70
60
50
40
30
20
10
0
2
4
6
26
28
27
35
33
32
28
25
23
Attitude & Behaviour
Speed & Response
Problem Solving
Excellent
Very Good
Good
Satis
Poor

Specific services by Registrars



Percentage
100
90
80
70
60
50
40
30
20
10
0
4
3
5
20
27
19
23
34
32
34
32
36
26
36
29
Transfers & Demat
Transmission/ Duplicate Certs
Other services
Issue fresh cheques
Excellent
Very Good
Good
Satis
Poor


Response to Investor Queries
Percentage
100
90
80
70
60
50
40
30
20
10
0
4
5
21
22
35
34
30
28
Promptness
Completeness
Excellent
Very Good
Good
Satis
Poor

It may be noted that no claims will lie against the Company or the IEPF in respect of the said unclaimed amounts transferred to the Fund.

➤ Amount Transfered to IEPF

The following amounts have been transferred to IEPF of the Central Government as on March 31, 2003:-

Particulars	Amount in Rs.
Unpaid / unclaimed matured deposit with the Company	41,47,000
Unpaid matured debentures with the Company	3,34,48,898
Interest accrued on the amounts referred to above	81,82,880
Total	4,57,78,778

COMMITTEE OF DIRECTORS

In addition to the above committees, the Board has constituted the following committees :-

1. **Finance Committee of Directors** to look into matters pertaining to finance and banking transactions, granting power of attorney, property matters and other day-to-day operations of the Company. The Committee also makes appropriate recommendations to the Board on investments, restructuring initiatives and policy related matters. The Committee comprises of Messrs. Ratan N Tata, Chairman, N A Soonawala, J K Setna, R Gopalakrishnan and Praveen P Kadle. During the year under review, four Finance Committee meetings were held on September 11, 2002, December 17, 2002, February 18, 2003 and March 17, 2003 wherein all the Members of the Finance Committee were present and 22 circular resolutions were passed.

2. **Committee of Board** to review revenue and capital expenditure budgets, long term business strategies and organisational structure of the Company. The Committee comprises of Messrs. Ratan N Tata, Chairman, N A Soonawala, J J Irani, R Gopalakrishnan and N N Wadia. During the year under review, two Committee meetings were held on March 17, 2003 and March 27, 2003 wherein all the Members of the Committee were present.

3. **Ethics and Compliance Committee** to set forth policies relating to the implementation of the Tata Code of Conduct for Prevention of Insider Trading (the Code), take on record the monthly reports on dealings in securities by the "Specified Persons", and to decide penal action in respect of violations of the Regulations/the Code. The said Committee, comprising of Mr S A Naik, Chairman and Mr R Gopalakrishnan, was constituted by the Board at its meeting held on July 25, 2002, consequent upon the amendment made by SEBI to the SEBI (Prohibition of Insider Trading) Regulations, 1992. Mr Praveen P Kadle, Executive Director has been appointed as the Compliance Officer under the said Code. During the year under review, the Committee met twice on November 26, 2002 and February 18, 2003.

4. Apart from the above, the Board of Directors also constitutes committee(s) of Directors with specific terms of reference as it may deem fit.


TATA

GENERAL BODY MEETINGS

➢ Location and time of General Meetings

Year	Type	Date	Venue	Time
2001-2002	AGM	July 26, 2002	Birla Matushri Sabhagar 19, Sir Vithaldas Thackersey Marg, Mumbai – 400 020	3.30 p.m.
2001-2002	EGM	March 27, 2002		10.00 a.m.
2001-2002	Meeting of the holders of 7% Fully Convertible Debentures	March 27, 2002		11.30 a.m.
2000-2001	AGM	August 14, 2001		3.30 p.m.
1999-2000	AGM	July 25, 2000		3.30 p.m.
1999-2000	EGM	March 28, 2000		4.00 p.m.

➢ All special resolutions moved at the last AGM were passed by show of hands by requisite majority of Members attending the meeting and no resolutions were required to be passed by postal ballot.

OTHER DISCLOSURES

➢ During the year under review, besides the transactions reported elsewhere in the Annual Report, there were no other related party transactions with its promoter, directors, management and subsidiaries that had a potential conflict with the interest of the Company at large.

➢ The Company has complied with various rules and regulations prescribed by stock exchanges, SEBI or any other statutory authority relating to the capital markets during the last three years. No penalties or strictures have been imposed by them on the Company.

MEANS OF COMMUNICATION

Half-yearly report sent to each household of shareholders	Yes
Quarterly and half yearly results	Published in Times of India/Indian Express and Maharashtra Times/Loksatta (Marathi)
Any website, where displayed	www.telcoindia.com
Whether it displays official news releases and presentations made to institutional investors or to the analysts	Yes
Whether MD&A is a part of Annual Report	Yes

Annual General Meeting
- ➢ **Date and Time** : July 21, 2003 at 3.30 p.m.
- ➢ **Venue** : Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020

Dividend Payment Date : The Dividend Warrants will be posted on or after July 21, 2003

Date of Book Closure : July 1, 2003 to July 21, 2003 (both days inclusive)

Financial Calendar :

Financial reporting for the quarter ending June 30, 2003	Last week of July 2003
Financial reporting for the quarter ending September 30, 2003	Last week of October 2003
Financial reporting for the quarter ending December 31, 2003	Last week of January 2004
Financial reporting for the quarter ending March 31, 2004	Last week of May 2004
AGM for the year ended March 31, 2004	Last week of July 2004

Listing:

Presently, the Company's securities are listed on the following 13 Stock Exchanges in India:-

1 The Stock Exchange, Mumbai (BSE)	8 The Stock Exchange, Ahmedabad
2 National Stock Exchange of India Limited (NSE)	9 Madras Stock Exchange Limited
3 Bangalore Stock Exchange Limited*	10 The Calcutta Stock Exchange Association Limited
4 Cochin Stock Exchange Limited	11 The Delhi Stock Exchange Association Limited
5 Hyderabad Stock Exchange Limited	12 The Ludhiana Stock Exchange Association Limited
6 Madhya Pradesh Stock Exchange Limited	13 Pune Stock Exchange Limited
7 The Uttar Pradesh Stock Exchange Association Limited	

*Ordinary Shares have been delisted.

Specific attention of the Members is drawn to Item No.8 of the Notice of the AGM and the Explanatory Statements attached thereto, whereby the Company proposes to delist its Ordinary Shares from all stock exchanges, excluding BSE & NSE. With the wide and extensive networking of centres of BSE and NSE, the investors have access to online dealings in the Company's securities across the country.The trading volumes of the Company's securities on the stock exchanges mentioned at (3) to (13) (hereinafter referred to as "the said Stock Exchanges") are on the decline since the past few years as a bulk of the trading is transacted on BSE and NSE. The listing fees paid to the said Stock Exchanges do not now offer commensurate benefits to the Company/its investors and the continued listing on the said Stock Exchanges is no longer required. The Board of Directors at their meeting held on May 27, 2003 have, therefore, decided to apply for voluntary delisting under the SEBI Guidelines on Voluntary Delisting of February 2003, of the Company's Ordinary Shares from all the Stock Exchanges excluding BSE and NSE. Considering that the Ordinary Shares will continue to be listed on BSE and NSE neither the Company nor its Promoters are required to offer exit option to the Members situated in the regions covered by the said exchanges. The delisting would further contribute to the cost reduction initiative taken across various functional areas of the Company. The delisting of the Company's Ordinary Shares from the said Stock Exchanges will not adversely affect any investors including the Members located in the regions where the said Stock Exchanges are situated.

The Non-convertible Debentures and the Warrants allotted with the Convertible Debentures and Non-convertible Debentures issued on a rights basis by the Company would continue to be listed on all the 13 stock exchanges till redemption of the debentures/exercise of the Warrants into shares.

Other details:

The ISIN Nos. for the Company's Ordinary Shares, 11% NCDs and the detachable Warrants are INE155A01014, INE155A07029 and INE155A13019 respectively. The Stock codes of the Company's Ordinary Shares at the BSE is '500570' (rolling settlement) and at the NSE 'TELCO EQ'.

The Company has paid listing fees, as applicable, to the respective stock exchanges for the financial year 2001-02, 2002-03 and 2003-04 in respect of its listed securities.

The Global Depository Shares (GDSs) underlying the Global Depository Receipts (GDRs) issued by the Company in the International Market are listed on the Luxembourg Stock Exchange. The GDSs underlying the GDRs issued by the Company in the U.S. Markets are eligible for restricted trading through the Automated Linkages Market of The Nasdaq Stock Market, Inc.

➢ **Market Information:-**

Market price data - monthly high/low and trading volumes during the last financial year on the BSE and NSE depicting liquidity of the Company's Ordinary Shares on the said exchanges is given hereunder :-

Stock Exchange	The Stock Exchange, Mumbai				National Stock Exchange of India Ltd.			
Month	High (Rs.)	Low (Rs.)	No. of Shares traded	Turnover (Rs. in Lacs)	High (Rs.)	Low (Rs.)	No. of Shares traded	Turnover (Rs. in Lacs)
April 2002	138.00	122.10	9662336	12548.57	136.10	123.40	21319385	27694.85
May 2002	147.85	117.25	11202256	14776.63	146.80	119.45	24903880	32971.86
June 2002	159.50	122.00	30499539	44916.71	157.10	125.20	63699920	94110.43
July 2002	165.15	121.80	17450370	26213.72	164.50	124.80	48325203	72967.63
August 2002	140.80	121.15	15681174	20710.61	139.50	123.70	39223123	51814.48
September 2002	144.35	127.00	8714959	11866.13	142.60	128.40	24797445	33652.43
October 2002	145.75	128.80	11730827	16079.83	144.75	129.30	26410649	36200.67
November 2002	170.50	142.30	16282432	25685.32	169.70	143.30	43151381	68175.36
December 2002	173.40	156.40	16617841	26912.80	168.65	157.60	46637736	75514.17
January 2003	167.95	149.00	15391142	24683.54	167.20	151.00	44595679	71510.33
February 2003	168.00	153.00	7450260	12017.59	164.00	156.85	24330753	39269.00
March 2003	165.35	147.75	9035295	14002.91	162.75	150.15	26645915	41424.43



- **The performance of Company's Stock Price and Market Capitalisation vis-à-vis Sensex and Auto Index**


Index
Rs bn
160
140
120
100
80
60
40
20
0
60
50
40
30
20
10
0
40
50
42
52
50
123
88
87
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Tata Engineering Mcap (RHS)
Auto Index
Tata Engineering
BSE Sensex

- **The monthly high and low of the Company's GDRs during the last financial year**

(in US$)

Month	High	Low	Month	High	Low
April 2002	2.78	2.50	October 2002	2.99	2.67
May 2002	2.90	2.35	November 2002	3.51	2.98
June 2002	3.21	2.55	December 2002	3.50	3.27
July 2002	3.38	2.55	January 2003	3.49	3.16
August 2002	2.89	2.55	February 2003	3.44	3.29
September 2002	2.93	2.65	March 2003	3.40	3.16

Source: Citibank N.A., New York as Depository

- **Two-way Fungibility of GDRs:-**

On August 23, 2002, the Company signed an agreement with Citibank N.A., New York, Depository for GDR holders supplemental to the Depository Agreements executed by the Company at the time of issue of GDRs in 1994 and subsequently in 1996. Under the said Supplemental Agreement, the Company offers foreign investors the facility for conversion of Ordinary Shares into GDRs within the limits permissible for Two-way Fungibility as announced by the Reserve Bank of India vide its circular dated February 13, 2002.

- **Registrar and Transfer Agents:-**

Members are requested to correspond with the Company's Registrar & Transfer Agents - Tata Share Registry Limited quoting their folio no. at the following addresses :-

(i) For transfer lodgement, delivery and correspondence :-

Tata Share Registry Limited
Army & Navy Bldg.,
148, Mahatma Gandhi Road,
Fort, Mumbai – 400 001

Tel. : 5656 8484, Fax : 5656 8494
e-mail : csg-unit@tatashare.com
website : www.tatashare.com

(ii) For the convenience of Members based in the following cities, transfer documents and letters will also be accepted at the following branches / agencies of Tata Share Registry Limited:-

Branches

1 503, Barton Centre, 5th Floor
84, Mahatma Gandhi Road
Bangalore - 560 001
Tel : 080 – 5320321, Fax : 080-5580019
e-mail : tsrlbang@bg1.vsnl.net.in

2 Tata Centre, 1st Floor,
43, Jawaharlal Nehru Road
Kolkata – 700 071
Tel : 033 – 22883087, Fax : 033 – 22883062
e-mail : tsrlcal@cal2.vsnl.net.in

3 Bungalow No.1, "E" Road
Northern Town, Bistupur
Jamshedpur – 831 001
Tel: 0657 – 2426616, Fax: 0657 – 2426937
e-mail : tsrljsr@sify.com

4 Plot No.2/42, Sant Vihar
Ansari Road, Daryaganj
New Delhi – 110 002
Tel : 011 – 23271805, Fax : 011 – 23271802
e-mail : tsrldel@giasd101.vsnl.net.in

Agent

1 Shah Consultancy Services Limited
Sumatinath Complex, 2nd Dhal,
Pritam Nagar, Ellisbridge, Ahmedabad – 380 006
Tel: 079 – 26575094, Fax : 079 – 26576038,
e-mail : shahconsultancy@hotmail.com

➢ **Share Transfer System:-**

– Securities lodged for transfer at the Registrar's address are normally processed within 15 days from the date of lodgement, if the documents are clear in all respects. All requests for dematerialisation of securities are processed and the confirmation is given to the depositories within 15 days. Senior Executives of the Company are empowered to approve transfer of shares and debentures. Grievances received from investors and other miscellaneous correspondence on change of address, mandates, etc. are processed by the Registrars within 30 days. The Company extends the facility of simultaneous transfer and dematerialisation of shares to the shareholders.

– Pursuant to Clause 47(c) of the Listing Agreement with the stock exchanges, certificates, on half-yearly basis, have been issued by a Company Secretary in Practice for due compliance of share transfer formalities by the Company. Pursuant to SEBI (Depositories and Participants) Regulations, 1996, certificates have also been received from a Company Secretary in Practice for timely dematerialisation of the shares of the Company and for conducting a secretarial audit on a quarterly basis for reconciliation of the share capital of the Company.

➢ **Distribution of shareholding as on March 31, 2003 :-**

Range of Ordinary Shares	No. of Shares	% to Capital	No. of Holders	% to Holders
1 to 100	5852509	1.83	126021	55.26
101 to 500	18577932	5.81	78432	34.39
501 to 1000	10264180	3.21	14469	6.35
1001 to 5000	15376873	4.81	8140	3.57
5001 to 10000	3300904	1.03	478	0.21
Above 10000	266411989	83.31	502	0.22
TOTAL	319784387	100.00	228042	100.00


TATA

➤ **Shareholding Pattern :-**

Category	As on March 31, 2003		As on March 31, 2002	
	No. of Shares	%	No. of Shares	%
Individuals	50600739	15.82	49116568	15.36
Companies, Mutual Funds & Trusts	26121666	8.17	23614442	7.38
Tata Group Companies	103007460	32.21	102996528	32.21
Foreign Institutional Investors	45529560	14.24	43458571	13.59
NRIs & Foreign Companies	48320676	15.11	45840974	14.33
Nationalised & Other Banks	396891	0.13	1264954	0.40
Government & Public Financial Institutions	45807395	14.32	53490358	16.73
TOTAL	319784387	100.00	319782395	100.00

➤ **Dematerialisation of shares:-**

Electronic holding by Members comprises 82.29% of the paid up Ordinary Share Capital of the Company held through the National Securities Depository Limited (81.04%) and Central Depository Services (India) Limited (1.25%) as on March 31, 2003.

➤ **Outstanding Securities:-**

- **Global Depository Receipts (GDRs)** – Out of 40,320,746 GDRs issued, outstanding number of GDRs as on March 31, 2003 is 19,579,602 (6.12%). Each GDR represents one underlying Ordinary Share. There were no ADRs or convertible instruments outstanding on that date.
- **Warrants** – The holders of 2,55,59,500 warrants including fractional coupons for 11,718 warrants issued on the Convertible and Non-convertible Debentures on a rights basis are entitled to apply for 1 Ordinary Share of Rs.10/- each per warrant at a premium of Rs.110/- at any time between June 6, 2003 to September 30, 2004.
- **Securities** – Out of the Rights Issue of Convertible and Non-convertible Debentures as on March 31, 2003, 36,042 Ordinary Shares (arising out of conversion of CDs), 14,414 NCDs and 14,418 Detachable Warrants on the CDs/NCDs, being the entitlement on Ordinary Shares which are the subject matter of various suits filed in the courts/forums by third parties for which final order is awaited, are held in abeyance pursuant to Section 206A of the Act.

➤ **Plant Locations :-**

Plant Location	Range of Products Produced
Pimpri and Chikhali, Pune – 410 018	Medium and Heavy Commercial Vehicles (M&HCVs), Light Commercial Vehicles (LCVs), Utility Vehicles (UVs) and Cars
Jamshedpur Town Post Office, Jamshedpur – 831 010	M&HCVs
Chinhat Deva Road, Lucknow – 227 105	M&HCVs, LCVs & UVs
KIADB Block – 2, Belur Industrial Area, Dharwad – 580 007	Project under construction/formulation

➤ **Address for Correspondence:-**

Tata Engineering and Locomotive Company Limited
Bombay House
24 Homi Mody Street
Mumbai 400 001

CERTIFICATE

TO THE MEMBERS OF

TATA ENGINEERING AND LOCOMOTIVE COMPANY LIMITED

We have examined the compliance of the conditions of Corporate Governance by Tata Engineering & Locomotive Company Limited, for the year ended on March 31, 2003, as stipulated in Clause 49 of the Listing Agreement of the said Company with the stock exchanges.

The compliance of the conditions of Corporate Governance is the responsibility of the management. Our examination has been limited to a review of the procedures and implementations thereof, adopted by the Company for ensuring compliance with the conditions of Corporate Governance. It is neither an audit nor an expression of opinion of the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, and the representations made by the Directors and the management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the above mentioned Listing Agreement.

As required by the Guidance Note issued by the Institute of Chartered Accountants of India we have to state that based on the report given by the Registrars of the Company to the Investors' Grievance Committee, as on March 31, 2003 there were no investor grievance matters against the Company remaining unattended/ pending for more than 30 days.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For A. F. FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner

For S. B. BILLIMORIA & CO.
Chartered Accountants

Y H MALEGAM
Partner

Mumbai, May 27, 2003



AUDITORS' REPORT

TO THE MEMBERS OF

TATA ENGINEERING AND LOCOMOTIVE COMPANY LIMITED

1. We have audited the attached Balance Sheet of Tata Engineering and Locomotive Company Limited, as at March 31, 2003 and also the Profit and Loss Account and the Cash Flow Statement of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that:

   a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   b) In our opinion, proper books of account as required by law have been kept by the company so far as appears from our examination of those books;

   c) The Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

   d) In our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

   e) On the basis of written representations received from the directors, as on March 31, 2003, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2003 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956;

   f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      i) In the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2003;

      ii) In the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and

      iii) In the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

For A F FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner
Membership No. : 10296
Mumbai, May 27, 2003

For S B BILLIMORIA & CO.
Chartered Accountants

Y H MALEGAM
Partner
Membership No.: 3242

ANNEXURE TO THE AUDITORS' REPORT

Referred to in paragraph 3 of our report of even date on the accounts for the year ended March 31, 2003, of Tata Engineering and Locomotive Company Limited.

1. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. As explained to us, a physical verification of a major portion of fixed assets as at March 31, 2003 was conducted by the Management during the year. In our opinion, the frequency of verification is reasonable. Having regard to the size of the operations of the Company and on the basis of explanations received, in our opinion, the net differences found on physical verification were not significant.

2. None of the fixed assets has been revalued during the year.

3. As explained to us, the stocks of finished goods (other than a significant part of the spare parts held for sale) and work in progress in the Company's custody have been physically verified by the Management as at the end of the financial year or after the year end, and in respect of stocks of stores and spares, and the aforesaid spare parts held for sale, and raw materials in the Company's custody, there is a perpetual inventory system and a substantial portion of the value of the stocks have been verified during the year. In our opinion, the frequency of verification is reasonable. In the case of materials and spare parts held for sale lying with third parties, certificates confirming stocks have been received in respect of a substantial portion of the stocks held during the year or at the year end.

4. According to the information and explanations given to us, in our opinion, the procedures of physical verification of stocks followed by the Management are reasonable and adequate in relation to the size of the Company and the nature of its business.

5. The discrepancies noticed on verification between the physical stocks and the book records were not material, having regard to the size of the operations of the Company.

6. In our opinion, on the basis of our examination of the stock records, the valuation of stocks is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year.

7. The Company has not taken/granted any loans, secured or unsecured, from/to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 where the rates of interest and other terms and conditions are prima facie prejudicial to the interest of the Company. We are informed that during the year there were no companies under the same management within the meaning of Section 370(1B) of the Companies Act, 1956.

8. In respect of loans, and advances in the nature of loans, parties have generally repaid the principal amount as stipulated and have also been regular in the payment of interest except that an inter-corporate deposit of Rs.14 crores remains outstanding as at March 31, 2003. No provision has been considered necessary by the Management. Reasonable steps have been taken by the Company for recovery of the above outstanding.

9. In our opinion and according to the information and explanations given to us, having regard to the explanations that some of the items purchased are of a special nature and comparable alternative quotations are not available, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to the purchases of stores, raw material including components, plant and machinery, equipment and other assets, and for the sale of such goods.

10. In our opinion and having regard to our comments in paragraph 9 above, and according to the information and explanations given to us, the transactions of purchase of goods and materials and sale of goods, materials and services made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year Rs.50,000/- (Rupees Fifty Thousand) or more in respect of each party have been made at prices which are reasonable having regard to prevailing market prices for such goods, materials or services, where such market prices are available with the Company or prices at which transactions for similar goods or services have been made with other parties.

11. As explained to us, unserviceable or damaged stores, raw materials and finished goods are determined by the Management and adequate provisions have been made in the accounts for the loss so determined.



12. In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of Section 58A of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975 with regard to the deposits accepted from the public.

13. In our opinion, reasonable records have been maintained by the Company for the sale of scrap. We are informed that no realisable by-products are generated by the Company's operations.

14. In our opinion, the Company has an adequate internal audit system commensurate with the size and nature of its business.

15. We have broadly reviewed the books of account maintained by the Company relating to the manufacture of Motor Vehicles pursuant to the order made by the Central Government for the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 and are of the opinion that prima facie the prescribed accounts and records have been maintained. We have not, however, made a detailed examination of the records with a view to determining whether they are accurate or complete. To the best of our knowledge and according to the information given to us, the Central Government has not prescribed the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 for any other products of the Company.

16. We are informed by the Company that the Employees' State Insurance Act, 1948 (ESI) is applicable only to certain locations of the Company and in respect of such locations, the contribution deducted/accrued by the Company as per the books have been regularly deposited. Provident Fund dues have been regularly deposited during the year with the appropriate authorities. However, demand of Rs.0.31 crore received from the authorities in respect of ESI Contributions has been disputed by the Company and has accordingly not been paid. With regard to the contribution under the Employees' Deposit Linked Insurance Scheme, 1976 (the Scheme), we are informed that the Company has its own Life Cover Scheme, and consequently, an application has been made seeking an extension of exemption from contribution to the Scheme, which is awaited.

17. According to the information and explanations given to us, there were no undisputed amounts payable in respect of income-tax, wealth tax, customs duty and excise duty which have remained outstanding as at March 31, 2003 for a period of more than six months from the date they became payable except sales tax of Rs. 0.06 crore which has since been paid.

18. According to the information and explanations given to us and the records of the Company examined by us, no personal expenses have been charged to revenue account other than those payable under contractual obligations or in accordance with generally accepted business practice.

19. The Company is not a sick industrial company within the meaning of Clause (o) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.

20. In respect of the Company's service activity, we report that:

    (a) the Company has a reasonable system of recording receipts, issues and consumption of materials and stores and allocating material consumed to the relative jobs,

    (b) the Company has a reasonable system of authorisation at proper levels and an adequate system of internal control on issue of stores and allocation of stores and labour to jobs, commensurate with the size of the Company and the nature of its business.

21. In respect of the Company's trading activity, as explained to us, damaged goods have been determined and adequate provision has been made for the loss arising thereon.

For A F FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner
Membership No.: 10296
Mumbai, May 27, 2003

For S B BILLIMORIA & CO.
Chartered Accountants

Y H MALEGAM
Partner
Membership No.: 3242

Tata Engineering and Locomotive Company Limited

Balance Sheet as at March 31, 2003

	Schedule	Page	Rupees Crores	Rupees Crores	As at March 31, 2002 Rupees Crores
SOURCES OF FUNDS					
1. SHAREHOLDERS' FUNDS					
(a) Capital	1	11	**319.83**		319.82
(b) Reserves and Surplus	2	11	**2277.33**		2145.24
				2597.16	2465.06
2. LOAN FUNDS					
(a) Secured	3	12	**1037.32**		1344.78
(b) Unsecured	4	12	**420.99**		960.18
				1458.31	2304.96
3. DEFERRED TAX LIABILITY (NET)				**105.30**	—
4. TOTAL FUNDS EMPLOYED				**4160.77**	4770.02
APPLICATION OF FUNDS					
5. FIXED ASSETS					
(a) Gross Block	5	13	**5860.10**		5769.50
(b) Less - Depreciation			**2710.45**		2431.72
(c) Net Block			**3149.65**		3337.78
(d) Capital Work in Progress			**156.93**		140.56
				3306.58	3478.34
6. INVESTMENTS	6	14		**1195.98**	1189.92
7. DEFERRED TAX ASSETS (NET)				**—**	95.00
8. CURRENT ASSETS, LOANS AND ADVANCES					
(a) Interest accrued on investments			**—**		0.07
(b) Inventories	7	16	**1159.29**		987.51
(c) Sundry Debtors	8	16	**946.10**		785.62
(d) Cash and Bank Balances	9	17	**245.35**		326.63
(e) Loans and Advances	10	17	**673.80**		595.80
			3024.54		2695.63
9. CURRENT LIABILITIES AND PROVISIONS					
(a) Current Liabilities	11	18	**3141.97**		2528.81
(b) Provisions	12	18	**315.91**		160.06
			3457.88		2688.87
10. NET CURRENT ASSETS [(8) less (9)]				**(433.34)**	6.76
11. MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	13	18		**91.55**	—
12. TOTAL ASSETS (NET)				**4160.77**	4770.02
13. SIGNIFICANT ACCOUNTING POLICIES		19			
14. NOTES TO BALANCE SHEET	14	21			

As per our report attached
For A F FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner

For S B BILLIMORIA & CO.
Chartered Accountants

Y H MALEGAM
Partner

Mumbai, May 27, 2003

H K SETHNA
Company Secretary

For and on behalf of the Board
RATAN N TATA — Chairman

N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
N N WADIA
S A NAIK
} Directors

RAVI KANT
PRAVEEN P KADLE
V SUMANTRAN
} Executive Directors

Mumbai, May 27, 2003


TATA

Profit and Loss Account for the year ended March 31, 2003

	Schedule	Page	Rupees Crores	Rupees Crores	2001-02 Rupees Crores
INCOME					
1. SALE OF PRODUCTS AND OTHER INCOME.	A	7		**10855.05**	8915.21
LESS : EXCISE DUTY				**1743.79**	1389.29
				9111.26	7525.92
EXPENDITURE					
2. MANUFACTURING AND OTHER EXPENSES	B	8	**8110.27**		6905.83
3. EXPENDITURE TRANSFERRED TO CAPITAL AND OTHER ACCOUNTS			**(156.46)**		(144.63)
				7953.81	6761.20
PROFIT BEFORE AMORTISATION, DEPRECIATION, INTEREST, EXTRAORDINARY/EXCEPTIONAL ITEMS AND TAX				**1157.45**	764.72
4. AMORTISATION OF DEFERRED REVENUE EXPENSES				**2.62**	89.83
5. DEPRECIATION				**359.51**	354.68
6. INTEREST [Note B (5), Page 30]				**278.95**	382.23
PROFIT/(LOSS) FOR THE YEAR BEFORE EXTRAORDINARY/EXCEPTIONAL ITEMS AND TAX				**516.37**	(62.02)
7. WRITE BACK/(PROVISION) FOR CONTINGENCIES				**20.00**	(20.00)
8. PROVISION FOR DIMINUTION IN VALUE OF INVESTMENTS				**(26.00)**	(1.37)
9. EMPLOYEE SEPARATION COST				—	(25.82)
PROFIT/(LOSS) BEFORE TAX				**510.37**	(109.21)
10. PROVISION FOR TAX					
a) CURRENT TAX			**(28.25)**		—
PROVISION FOR EARLIER YEARS WRITTEN BACK			**8.54**		—
				(19.71)	
b) DEFERRED TAX			**(181.78)**		55.48
PROVISION FOR DEFERRED TAX FOR EARLIER YEARS			**(8.77)**		—
				(190.55)	
PROFIT/(LOSS) AFTER TAX				**300.11**	(53.73)
11. TRANSFER FROM GENERAL RESERVE				—	53.73
12. INVESTMENT ALLOWANCE (UTILISED) RESERVE WRITTEN BACK				**0.90**	—
13. BALANCE BROUGHT FORWARD FROM PREVIOUS YEAR				—	—
AMOUNT AVAILABLE FOR APPROPRIATIONS				**301.01**	—
14. APPROPRIATIONS					
(a) Proposed Dividend				**127.91**	—
(b) Tax On Proposed Dividend				**16.39**	—
(c) General Reserve				**33.00**	—
(d) Balance carried to Balance Sheet				**123.71**	—
				301.01	—
15. EARNINGS PER SHARE a) Basic	Rupees			**9.38**	(1.98)
[Note B(7), Page 31] b) Diluted	Rupees			**9.22**	(1.98)
16. SIGNIFICANT ACCOUNTING POLICIES		19			
17. NOTES TO PROFIT AND LOSS ACCOUNT	14 to 18	30			

As per our report attached
to the balance sheet
For A F FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner

For S B BILLIMORIA & CO.
Chartered Accountants

Y H MALEGAM
Partner

Mumbai, May 27, 2003

H K SETHNA
Company Secretary

For and on behalf of the Board
RATAN N TATA — Chairman

N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
N N WADIA
S A NAIK
} Directors

RAVI KANT
PRAVEEN P KADLE
V SUMANTRAN
} Executive Directors

Mumbai, May 27, 2003

Cash Flow Statement for the year ended March 31, 2003

		Rupees Crores	2002-03 Rupees Crores	2001-02 Rupees Crores
A.	**Cash flow from Operating Activities**			
	Net Profit/(Loss) after tax after extraordinary items		300.11	(53.73)
	Adjustments for:			
	Depreciation	359.51		354.68
	Unrealised Foreign Exchange (Gains) / Losses	-		0.01
	Provision for Contingencies	-		20.00
	Provision for Contingencies Written Back	(20.00)		-
	(Profit)/Loss on Sale of Assets (Net)	(14.54)		1.88
	Profit on Sale of Investments	(6.50)		(3.61)
	Provision for Diminution in Value of Investments (Net)	26.00		1.37
	Profit on buy back of US Bonds	-		(4.47)
	Other non-operational income	-		(3.05)
	Wealth Tax	0.55		0.54
	Income Tax	19.71		-
	Deferred Tax	190.55		(55.48)
	Interest/Dividend (Net)	267.41		365.63
	Revaluation of Foreign Currency loans charged off	-		0.09
	Amortisation of Deferred Revenue Expenditure	2.62		89.83
	Employee Separation Cost	-		25.82
			825.31	793.24
	Operating Profit before Working Capital Changes		1125.42	739.51
	Adjustments for:			
	Trade and Other Receivables	(251.92)		43.84
	Inventories	(171.78)		117.59
	Trade and other Payables	713.02		129.75
			289.32	291.18
	Miscellaneous expenditure (to the extent not written off or adjusted) incurred during the year		(94.17)	(173.82)
	Cash Generated from Operations		1320.57	856.87
	Direct Taxes (Paid)/Refund		(9.17)	1.00
	Net Cash from operating Activities		1311.40	857.87
B.	**Cash Flow from Investing Activities**			
	Purchase of Fixed Assets		(211.61)	(136.40)
	Sale of Fixed Assets		49.21	2.76
	Purchase of Investments		(42.28)	(67.98)
	Sale/Redemption of Investments		16.72	254.08
	Interest Received		33.40	31.08
	Dividend Received		11.26	16.02
	Compensation for termination of business & non compete agreement		-	3.05
	Proceeds from Maturity of Long Term ICD		20.22	56.61
	Placement of Long Term ICD		(10.19)	(46.13)
	(Increase)/Decrease in Short Term ICD		(50.65)	-
	Net Cash (used in)/from Investing Activities		(183.92)	113.09
C.	**Cash Flow from Financing Activities**			
	Proceeds from Issue of Convertible Debentures (converted into equity shares)		-	415.51
	Share issue expenses		(0.26)	(7.21)
	Premium on redemption of debentures		(16.92)	(3.90)
	Proceeds from Long Term Borrowings		364.66	347.33
	Repayment of Long Term Borrowings		(1018.54)	(604.91)
	Increase/(Decrease) in Short Term Borrowings		(210.44)	(459.43)
	Proceeds from issue of shares		0.01	-
	Dividends Paid (including Dividend Tax)		(0.05)	(0.28)
	Interest Paid (including discounting charges paid, Rs 95.06 Crores, 2001-02 Rs. 39.12 Crores)		(327.21)	(446.89)
	Net Cash used in Financing Activities		(1208.75)	(759.78)
	Net Increase / (Decrease) in Cash & Cash Equivalents		(81.27)	211.18
	Cash & Cash Equivalents as on March 31, 2002 (Excluding unrealised exchange difference Rs. 0.01 crore)		326.62	115.44
	Cash & Cash Equivalents as on March 31, 2003		245.35	326.62

Previous year's figures have been restated, wherever necessary, to conform to this year's classification.

As per our report attached to the balance sheet

For A F FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner

For S B BILLIMORIA & CO.
Chartered Accountants

Y H MALEGAM
Partner

Mumbai, May 27, 2003

H K SETHNA
Company Secretary

For and on behalf of the Board

RATAN N TATA — Chairman

N A SOONAWALA, J J IRANI, J K SETNA, V R MEHTA, N N WADIA, S A NAIK — Directors

RAVI KANT, PRAVEEN P KADLE, V SUMANTRAN — Executive Directors

Mumbai, May 27, 2003



Schedule forming part of the profit and loss account

"A" (Item no.1)

	Rupees Crores	2002-03 Rupees Crores	2001-02 Rupees Crores
SALE OF PRODUCTS AND OTHER INCOME			
1. SALE OF PRODUCTS/ OTHER INCOME FROM OPERATIONS			
(a) Sale of Products / Services (Schedule 15, Page 33)	**10604.04**		8636.71
(b) Income from Hire Purchase/Loan Contracts (Note 1, 2, 3 & 4 below)	**96.62**		73.34
(c) Miscellaneous Receipts (Note 5 below)	**131.01**		91.55
(d) Excess Debits/Short Credits in respect of Previous Years (Net)	—		90.35
(e) Exchange Difference (Net)	**5.34**		—
		10837.01	8891.95
2. DIVIDEND/OTHER INCOME (Note 8 below)			
(i) Trade Investments	**11.26**		15.99
(ii) Other Investments (Note 6 below)	**0.28**		0.61
(iii) Other Non-operational Income (Note 7 below)	—		3.05
(iv) Profit on sale of Investments (Trade, Long Term)	**6.50**		2.17
(v) Profit on sale of Investments (Non-Trade, Long Term)	—		1.44
		18.04	23.26
		10855.05	8915.21

	2002-03 Rupees Crores	2001-02 Rupees Crores
Notes : (1) *Value of Hire Purchase Contracts entered into during the year :*		
(i) Purchased vehicles (Note 2 below)	**966.58**	746.84
(ii) Vehicles from Company's stocks	**95.08**	65.05
(2) Value of vehicles purchased and issued on Hire Purchase Contracts during the year.	**807.90**	620.52
(3) Income from Hire Purchase contracts includes net income on lease rentals and securitisation of receivables under Hire Purchase Contracts	**28.58**	14.40
(4) Interest Income from Loan Contracts	**0.15**	—
(5) Miscellaneous Receipts include :		
(i) Profit on sale of assets [includes Capital Profits of Rs. 21.55 Crores (2001-02 Rs. 0.76 Crore) out of which Rs. 20.37 Crores (2001-02 Rs. Nil) pertains to sale of development rights related to land]	**28.20**	2.16
(ii) Excess of the face value over cost of the US Dollar Bonds bought back and cancelled	—	4.47
(6) Includes Income from Current Investments	**0.28**	0.58
(7) Represents compensation for termination of business and non-compete agreements	—	3.05
(8) Dividend / Other Income from Investments include :		
(i) Tax deducted at source	**1.16**	0.02
(ii) Dividend from subsidiary companies	—	3.84

Schedule forming part of the profit and loss account

"B" (Item no.2)

		Rupees Crores	2002-03 Rupees Crores	2001-02 Rupees Crores
MANUFACTURING AND OTHER EXPENSES				
1.	**Purchase of Products for Sale etc.** [Note B(1), Page 30]		**360.77**	255.89
2.	**Consumption of Raw Materials and Components** (Schedule 18, Page 37)		**5338.81**	4460.58
3.	**Processing Charges**		**286.71**	203.16
4.	**Payments to and Provisions for Employees :**			
	(a) Salaries, Wages and Bonus	**499.08**		454.78
	(b) Superannuation, Gratuity, etc.	**99.20**		119.88
	(c) Contribution to Provident Fund, etc.	**36.61**		30.19
	(d) Workmen and Staff Welfare Expenses [Note B(i), Page 9]	**85.48**		86.79
			720.37	691.64
5.	**Expenses for Manufacture, Administration and Selling :**			
	(a) Stores, Spare Parts and Tools consumed	**200.11**		165.36
	(b) Freight, Transportation, Port Charges, etc.	**140.42**		121.93
	(c) Repairs to Buildings [Note B(ii), Page 9]	**7.37**		7.44
	(d) Repairs to Plant, Machinery, etc. [Note B(iii), Page 9]	**16.20**		10.96
	(e) Power and Fuel	**193.51**		184.78
	(f) Rent	**9.23**		8.47
	(g) Rates and Taxes	**24.63**		17.33
	(h) Provision for Wealth Tax [Net of write back Rs. Nil (2001-02 Rs. 0.67 Crore)]	**0.55**		0.54
	(j) Insurance	**29.02**		28.09
	(k) Publicity	**111.55**		83.02
	(l) Works Operation Expenses [Note B(iv), Page 9]	**173.70**		133.15
	(m) Other Expenses [Note B(v), Page 9]	**467.59**		357.46
	(n) Incentive / Commission to Dealers	**140.60**		127.00
	(o) Excess debits/Short credits in respect of Previous Years (Net)	**8.87**		—
			1523.35	1245.53
6.	**Changes in Stock in Trade and Work in Progress :**			
	Opening Stock	**674.17**		723.20
	Less - Closing Stock	**793.91**		674.17
			(119.74)	49.03
			8110.27	6905.83


TATA

Schedule forming part of the profit and loss account

				"B" [Item no.2](Contd.)	
				2002-03 Rupees Crores	2001-02 Rupees Crores
NOTES :					
(i)	Item 4	(d)	- Workmen and Staff Welfare Expenses include net provisions for employee benefit schemes	**10.58**	13.52
(ii)	Item 5	(c)	- Repairs to Buildings exclude amounts charged to other revenue accounts	**6.18**	5.96
(iii)	Item 5	(d)	- Repairs to Plant, Machinery, etc. exclude amounts charged to other revenue accounts	**70.02**	56.75
(iv)	Item 5	(l)	- Works Operation Expenses include -		
			(1) Loss on assets sold/scrapped/written off	**2.60**	1.41
			(2) Lease Rentals in respect of Plant & Machinery ..	**3.26**	1.44
(v)	Item 5	(m)	- Other Expenses include -		
	(1)		Commission and Brokerage on Sales.	**17.05**	13.01
	(2)		Provision for doubtful Sundry Debtors/Advances	**94.94**	72.93
	(3)		Warranty Expenses [including Provisions Rs. 78.47 Crores (2001-02 Rs. 58.35 Crores)] [Schedule 12(e), Page 18]	**110.50**	82.17
	(4)		Securitisation expenses for Hire Purchase Contracts.......	**8.06**	9.19
	(5)		Loss on assets scrapped/written off..........	**11.06**	2.63
	(6)		Exchange differences (Net)	**—**	6.00
	(7)		Auditors' Remuneration -	**Rupees**	Rupees
			Audit Fees [Including service tax Rs.3,25,000/- (2001-02 Rs.3,25,000/-)]	**68,25,000**	68,25,000
			In other Capacities -		
			Company Law Matters [Including service tax Rs.1,750/- (2001-02 Rs.1,250/-)]	**36,750**	26,250
			Tax Audit [Including service tax Rs.1,15,000/- (2001-02 Rs.80,000/-)]	**24,15,000**	16,80,000
			Consolidated Financial Statements, Limited Review and Corporate Governance Audit .... [Including service tax Rs.2,00,000/- (2001-02 Rs.73,750/-)]	*** 44,50,000**	16,80,000
			Other Services [Including service tax Rs.52,950/- (2001-02 Rs.20,325/-)]	**** 23,25,000**	5,85,575
			Reimbursement of travelling and out-of-pocket expenses	**4,10,194**	3,83,544
	(8)		Cost Auditors' Remuneration -		
			Audit Fees [Including service tax Rs.27,500/- (2001-02 Rs.27,500/-)]	**5,77,500**	5,77,500
			Reimbursement of travelling and out-of-pocket expenses	**97,831**	26,500

* Includes payment of Rs.12,01,250/- [Including service tax Rs. 51,250/-] for 2001-2002

** This excludes Rs.Nil (2001-02 Rs.47,25,000/-) [including service tax Rs. Nil (2001-02 service tax Rs. 2,25,000/-)] paid for services rendered in connection with the Right Issue, which has been charged to Securities Premium Account.

Schedule forming part of the profit and loss account

"B" [Item no.2](Contd.)

	Rupees Crores	2002-03 Rupees Crores	2001-02 Rupees Crores
MANAGERIAL REMUNERATION :			
1. Managerial Remuneration for Directors (excluding provision for encashable leave and gratuity as separate actuarial valuation Whole-time Directors is not available)		**2.26**	1.34
2. The above is inclusive of :			
(a) Estimated expenditure on perquisites		**0.23**	0.20
(b) Contribution to Provident/Superannuation Funds		**0.14**	0.12
(c) Commission to Directors		**1.25**	—
3. Directors' sitting fees		**0.07**	0.05
4. Commission to Directors :			
(a) Profit/(Loss) after Tax as per Profit and Loss Account		**300.11**	(53.73)
(b) Add: Managerial Remuneration	**2.26**		1.34
Directors' sitting fees	**0.07**		0.05
Provision for Taxation - Current and Deferred	**210.26**		(55.48)
Provision for diminution in value of investment (Net)	**26.00**		1.37
Provision for Contingencies	—		20.00
Depreciation as per Books	**359.51**		354.68
		598.10	321.96
		898.21	268.23
(c) Less: i) Capital Profit :			
a) Sale of Assets	**(21.55)**		(0.76)
b) Excess of the face value over cost of bonds bought back and cancelled	—		(4.47)
c) Sale of Investments	**(6.50)**		(3.61)
d) Compensation for termination of business and non-compete agreement	—		(3.05)
ii) Provision for Contingencies written back	**(20.00)**		—
iii) Depreciation as per Section 350 of the Companies Act, 1956	**(359.51)**		(354.68)
		(407.56)	(366.57)
		490.65	(98.34)
(d) Less: Excess of expenditure over income in so far as such excess has not been deducted (See Note below)		**(205.93)**	(205.93)
Net Profit/(Loss) as per Sections 349/350		**284.72**	(304.27)
(e) Commission to Whole-time Directors		**1.10**	—
(f) Commission to Non-Whole-time Directors		**0.15**	—

Note: The Company has been legally advised that for the purpose of calculating profit/loss under Sections 349/350, depreciation should not be included in the excess of expenditure over income.



Schedules forming part of the balance sheet

"1" [Item No.1(a)]

	As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
SHARE CAPITAL [Note A(1)]		
Authorised:		
35,00,00,000 Ordinary Shares of Rs. 10 each (2001-02: 35,00,00,000 shares) and ...	**350.00**	350.00
5,00,00,000 Unclassified Shares of Rs. 10 each (2001-02: 5,00,00,000 shares)	**50.00**	50.00
	400.00	400.00
Issued:		
31,98,85,379 Ordinary Shares of Rs. 10 each (2001-02: 31,98,85,379 Shares)	**319.89**	319.89
Subscribed:		
31,97,84,387 Ordinary Shares of Rs.10 each fully paid up (2001-02: 31,97,82,395 Shares) ..	**319.79**	319.78
Less: Calls in arrears.	**0.01**	0.01
	319.78	319.77
Share Forfeiture	**0.05**	0.05
	319.83	319.82

"2" [Item No.1(b)]

	As at March 31, 2002 Rupees Crores	Additions Rupees Crores	Deductions Rupees Crores	As at March 31, 2003 Rupees Crores
RESERVES AND SURPLUS				
(a) Securities Premium	**1205.11**	**3.21$**	**17.18#**	**1191.14+**
	1702.02	693.11@	1190.02#	1205.11+
(b) Capital Redemption Reserve	**2.28**	—	—	**2.28**
	2.28	—	—	2.28
(c) Debenture Redemption Reserve	**334.15**	—	—	**334.15**
	334.15	—	—	334.15
(d) Amalgamation Reserve	**0.05**	—	—	**0.05**
	0.05	—	—	0.05
(e) Investment Allowance (Utilised) Reserve	**0.90**	—	**0.90**	—
	0.90	—	—	0.90
(f) General Reserve	**602.75**	**33.00**	**9.75***	**626.00**
	958.48	—	355.73*	602.75
	2145.24	**36.21**	**27.83**	**2153.62**
	2997.88	693.11	1545.75	2145.24
(g) Profit and Loss Account				**123.71**
				—
				2277.33
				2145.24

$ Represents sale proceeds of certain items of Capital Work in Progress of **Rs. 3.21 Crores** which was adjusted to the Securities Premium Account in the previous year as per the High Court Order and premium on conversion of debentures (Note B(4), Page 30).

@ Includes Rs. 341.52 Crores on account of deferred tax liability applicable to adjustment of Deferred Revenue Expenditure against Securities Premium Account and premium on conversion of 7% Secured Convertible Debentures into equity Rs 351.59 Crores.

Consist of Adjustments aggregating **Rs. Nil** (2001-02 Rs. 1178.91Crores) as per High Court Order in terms of Section 78 of the Companies Act, 1956 (Note B(4), Page 30) and Expenses of Rights Issue in previous year **Rs. 0.26 Crore** (2001-02 Rs. 7.21 Crores), Premium on redemption of debentures **Rs.16.92 Crores** (2001-02 Rs. 3.90 Crores).

+ Net of Calls in arrears **Rs. 0.03 Crore** (2001-02 Rs. 0.03 Crore).

* Includes Deferred Tax Provision pertaining to period prior to April 1, 2001 **Rs. 9.75 Crores** (2001-02 Rs. 302.00 Crores) and transfer to Profit and Loss account **Rs. Nil** (2001-02 Rs. 53.73 Crores).

Schedules forming part of the balance sheet

"3" [Item no.2(a)]

	As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
LOANS - Secured [Note 2, Page (21)]		
(a) Privately placed Non-Convertible Debentures :		
(i) 16% Non-Convertible Debentures (2003-2005)	—	75.00
(ii) 12.25% Non-Convertible Debentures (2004) [Notes 2(i)(a) and 2(ii), Page 21 & 22]	**15.00**	95.00
(iii) 14.75% Non-Convertible Debentures (2008) [Notes 2(i)(a) and 2(ii), Page 21 & 22]	**118.50**	128.50
(iv) 14.30% Non-Convertible Debentures (2008) [Notes 2(i)(a) and 2(ii), Page 21 & 22]	**75.00**	75.00
(v) 13.50% Non-Convertible Debentures (2005) [Notes 2(i)(a) and 2(ii), Page 21 & 22]	**62.00**	87.00
(vi) 11.40% Non-Convertible Debentures (2006)	—	132.00
(vii) 11.85% Non-Convertible Debentures (2005) [Notes 2(i)(a) and 2(ii), Page 21 & 22]	**75.00**	75.00
(viii) 10.50% Non-Convertible Debentures (2002)	—	50.00
(ix) 7.70% Non-Convertible Debentures (2006)[Notes 2(i)(a) and 2(ii), Page 21 & 22]	**50.00**	—
(x) Floating Rate Non-Convertible Debentures-1 year INBMK semi-annual rate +140bp (2007)[Notes 2(i)(a) and 2(ii), Page 21 & 22]	**50.00**	—
(b) 11 % Non-Convertible Debentures(2005-2007)* [Notes 2(i)(a) and 2(ii), Page 21 & 22]	**129.64**	255.11
(c) Loans from Housing Development Finance Corporation Ltd. [Note 2(i)(c) , Page 22]	**9.51**	13.38
(d) Term Loan from State Bank of India [Note 2(i)(d) and 2(iii) , Page 22] (Including Rs. 99.76 Crores (2001-02 Rs. Nil) in foreign currency)	**199.82**	200.00
(e) Sales Tax Deferment Loan [Note 2(i)(e), Page 22]	**133.56**	104.07
(f) From Banks - Loans and Cash Credit Accounts [Note 2(i)(f), Page 22]	**36.88**	49.94
(g) From Banks - Loans and Overdraft Accounts [Note 2(i)(g), Page 22]	**62.41**	4.78
(h) Loan from Technology Development Board [Note 2(i)b, Page 22]	**20.00**	—
	1037.32	1344.78

* Net of calls in arrears **Rs. 0.04 Crores** (2001-02 Rs. 0.59 Crore)

"4" [Item no.2(b)]

	Rupees Crores	As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
LOANS - Unsecured			
(a) Fixed Deposits (Refer Schedule 11 item d(iii) Page 18)		—	33.78
(b) Short Term Loans :			
(i) From Banks	—		15.25
(ii) From Others	**0.56**		1.06
(iii) Commercial Paper issued [maximum balance outstanding during the year **Rs. 495 Crores** (2001-02 Rs.685 Crores)]	—		275.00
		0.56	291.31
(c) Other Loans :			
(i) From Banks [Including in foreign currency **Rs.172.14 Crores (as at March 31, 2002 Rs.351.41 Crores)]	**195.67**		417.42
@(ii) From Others [Including in foreign currency **Rs.224.45 Crores** (as at March 31, 2002 Rs.217.36 Crores)]	**224.76**		217.67
		420.43	635.09
		420.99	960.18
** Including payable in respect of finance lease		**23.53**	65.73
@ Including under Sales Tax deferral scheme		**0.31**	0.31



Schedules forming part of the balance sheet

"5"[Item no.5]

FIXED ASSETS	Cost as at March 31, 2002 Rupees Crores	Additions Rupees Crores	Deductions/ Adjustments Rupees Crores	Cost as at March 31, 2003 Rupees Crores	Deprecia-tion for the Year 2002-03 Rupees Crores	Total Deprecia-tion upto March 31, 2003 Rupees Crores	Net Book Value as at March 31, 2003 Rupees Crores
(a) Land [Note (ii)]	**8.52**	**—**	**0.16**	**8.36**	**—**	**—**	**8.36**
	8.52	—	—	8.52	—	—	8.52
(b) Buildings, etc. [Note (i) & (v)]	**687.85**	**12.37**	**3.00**	**697.22**	**18.75**	**169.37**	**527.85**
	667.11	20.77	0.03	687.85	19.48	151.86	535.99
(c) Leasehold	**38.74**	**—**	**—**	**38.74**	**0.38**	**2.88**	**35.86**
	31.14	7.60	—	38.74	0.37	2.50	36.24
(d) Railway Sidings	**0.28**	**—**	**0.15**	**0.13**	**—**	**0.13**	**—**
	0.28	—	—	0.28	—	0.27	0.01
(e) Plant, Machinery, Equipment, etc. [Note (v) & (vi)]	**4639.52**	**180.86**	**77.51**	**4742.87**	**308.86**	**2384.48**	**2358.39**
	4544.59	105.90	10.97	4639.52	311.24	2140.79	2498.73
(f) Water System and Sanitation [Note (v)]	**39.42**	**0.34**	**0.21**	**39.55**	**1.67**	**16.36**	**23.19**
	39.30	0.12	—	39.42	1.92	14.84	24.58
(g) Furniture, Fixtures and Office Appliances	**41.93**	**1.96**	**0.79**	**43.10**	**1.95**	**22.33**	**20.77**
	43.64	0.92	2.63	41.93	1.44	20.84	21.09
(h) Technical Know-how	**34.51**	**—**	**—**	**34.51**	**0.78**	**33.57**	**0.94**
	34.51	—	—	34.51	0.78	32.78	1.73
(j) Vehicles and Transport	**90.00**	**7.30**	**30.41**	**66.89**	**13.32**	**38.59**	**28.30**
[Note (vi)]	80.32	14.32	4.64	90.00	6.93	38.89	51.11
Total	**5580.77**	**202.83**	**112.23**	**5671.37**	**345.71**	**2667.71**	**3003.66**
	5449.41	149.63	18.27	5580.77	342.16	2402.77	3178.00
(k) Leased Assets Plant taken on lease	**188.73**	**—**	**—**	**188.73**	**13.80**	**42.74**	**145.99**
	188.73	—	—	188.73	12.52	28.95	159.78
Total	**188.73**	**—**	**—**	**188.73**	**13.80**	**42.74**	**145.99**
	188.73	—	—	188.73	12.52	28.95	159.78
GRAND TOTAL	**5769.50**	**202.83**	**112.23**	**5860.10**	**359.51**	**** 2710.45**	**3149.65**
	5638.14	149.63	18.27	5769.50	354.68	**2431.72	3337.78

Notes: (i) Buildings include **Rs. 11,950** (2001-02 Rs. 11,950) being value of investments in shares of Co-operative Housing Societies.

(ii) During the year the Company has sold Development Rights in relation to a property having a cost of **Rs. 0.16 Crore** and profit on sale has been included in Miscellaneous Receipts (Schedule A). Conveyance of the land remains to be made.

(iii) Additions include exchange differences and net premiums on forward exchange contracts - See Note A(3), Page 22.

(iv) ** After adjustment of Cumulative Depreciation of **Rs. 80.78 Crores**(2001-02 Rs.13.63 Crores) on Assets transferred/sold/discarded during the year.

(v) Buildings, Water system and Sanitation and Plant and Machinery include Gross block **Rs. 4.76 Crores, Rs. 1.50 Crores** and **Rs.3.55 Crores** and Net Block **Rs.0.91 Crore, Rs. 0.08 Crore** and **Rs. 2.08 Crores** respectively in respect of expenditure incurred on capital assets , ownership of which does not vest in the Company.

(vi) In the current year the rate of depreciation on laptops and cars has been increased to 23.75% and 19% respectively resulting in an additional depreciation of **Rs. 6.63 Crores.**

Schedule forming part of the balance sheet

"6" [Item no.6]

INVESTMENTS (at cost)

Number	Face Value Per Unit Rupees	Description	Cost as at March 31, 2003 Rupees Crores	Cost as at March 31, 2002 Rupees Crores
		(a) **Trade Investments**		
		(1) **Fully paid Ordinary/Equity shares (Quoted)**		
2,76,000	10	Jayabharat Credit Ltd.	**0.33**	0.33
4,93,970	10	Automobile Corporation of Goa Ltd.	**0.88**	0.88
2,61,000	10	Tata Infomedia Ltd.	**0.49**	0.49
1,72,04,486	10	The Tata Iron and Steel Company Ltd.	**216.23**	216.23
1,50,43,563	10	Tata Finance Ltd.	**44.40**	44.40
5,62,477	10	Sriram Investments Ltd.	**0.25**	0.25
70,249	10	Tata Chemicals Ltd.	**0.24**	0.24
		(2) **Fully Paid Ordinary / Equity Shares (Unquoted)**		
		(i) **Subsidiary Companies**		
50,00,000	100	Sheba Properties Ltd.	**50.00**	50.00
1,01,00,200	10	Tata Technologies Ltd.	**22.10**	22.10
8,420	100	Telco Dadajee Dhackjee Ltd.	**5.81**	5.81
7,97,50,000	10	Telco Construction Equipment Company Ltd.	**159.50**	159.50
53,220	10	Minicar (India) Ltd.	**29.63**	29.63
7,46,00,000	10	TAL Manufacturing Solutions Ltd. (1,50,00,000 Shares acquired during the year)	**74.60**	59.60
3,96,00,000	10	HV Transmissions Ltd.	**79.20**	79.20
4,46,00,000	10	HV Axles Ltd.	**89.20**	89.20
		(ii) **Others**		
50,59,203	(S$)1	Tata Precision Industries Pte. Ltd., (Singapore) (5,98,782 Shares acquired during the year)	**3.11**	1.83
25,000	1000	Tata International Ltd.	**3.85**	3.85
1,383	1000	Tata Services Ltd.	**0.14**	0.14
350	900	The Associated Building Company Ltd.	**0.01**	0.01
25,18,308	100	Tata Industries Ltd.	**25.23**	25.23
15,000	100	Tata Projects Ltd.	**0.18**	0.18
16,000	(TK)1000	NITA Co. Ltd.,(Bangladesh)	**1.27**	1.27
33,600	100	Kulkarni Engineering Associates Ltd.	**0.67**	0.67
9,00,00,000	10	Tata Cummins Ltd.	**90.00**	90.00
12,375	1000	Tata Sons Ltd.	**68.75**	68.75
22,50,000	10	Tata Holset Ltd.	**2.25**	2.25
-	10	Bridgestone ACC India Ltd. (1,00,00,000 Shares sold during the year)	**—**	10.00
2,24,00,000	10	Tata Televentures Holding Ltd.	**22.40**	22.40
1,19,31,500	10	Concorde Motors Ltd (purchase of 6,13,60,000 Shares at Rs. 20,00,00,044 and subsequent write down of capital by Concorde of 14,20,38,500 Shares leading to 1,19,31,500 Shares as at year end)	**20.00**	—
20,00,200	10	Tata Teleservices Ltd.	**2.00**	2.00
7,40,00,370	10	Tata AutoComp Systems Ltd.	**74.00**	74.00
9,00,00,001	10	Haldia Petrochemicals Ltd.	**90.00**	90.00
		(3) **Fully paid Non-Cumulative Redeemable Preference Shares (Unquoted)**		
25,00,000	100	10 % Sheba Properties Ltd (a subsidiary company)	**25.00**	25.00
		(4) **Fully paid Cumulative Convertible Preference Shares (Quoted)**		
15,52,872	100	9% Tata Finance Ltd.	**15.53**	15.53
		(5) **Fully paid Cumulative Redeemable Preference Shares (Unquoted)**		
6,00,000	100	Automobile Corporation of Goa Limited (6,00,000 11% Cumulative Redeemable Preference Shares acquired during the year)	**6.00**	—



Schedule forming part of the balance sheet

"6" [Item no.6] (Contd.)

INVESTMENTS (at cost) (Contd.)

Number	Face Value Per Unit Rupees	Description	Cost as at March 31, 2003 Rupees Crores	Cost as at March 31, 2002 Rupees Crores
		(b) **Other Investments**		
		(1) **Fully paid Equity Shares (Quoted)**		
12,495	10	ICICI Bank Ltd (24,990 shares of ICICI Ltd. converted into 12,495 shares of ICICI Bank Ltd. after merger)	**0.04**	0.04
		(2) **Fully paid Equity Shares (Unquoted)**		
50,000	10	NICCO Jubliee Park Ltd.	**0.05**	0.05
		(3) **Debentures (Quoted)**		
—	25	Automobile Corporation of Goa Ltd. (80,790 debentures redeemed during the year)	**—**	0.20
		(4) **Units (Unquoted)**		
730	100	VECAUS - II Venture Capital Units of UTI (Redeemed 1,510 units at par during the year)	**0.01**	0.03
			1223.35	1191.29
		Less: Provision for Diminution in value of Investments	**27.37**	1.37
			1195.98	1189.92

NOTES :

		2003	2002
(1)	Book Value of quoted investments..	**277.70**	277.90
(2)	Book Value of unquoted investments.	**920.28**	912.02
(3)	Market Value of quoted investments [including Book Value of Rs. 15.53 Crores (Rs. 15.73 Crores as on March 31, 2002) as no quotations are available]	**270.89**	223.89

(4) All Investments are long term investments

(5) The Company has pledged the shares of Tata Teleservices Ltd. (TTL) with the lenders of TTL as interim security to secure long term debt.

(6) The Company has in consideration of loans aggregating Rs. 950 Crores and deferred payment guarantee facilities aggregating Rs. 520 Crores extended by Financial Institutions and Banks to Haldia Petrochemicals Ltd. (Haldia) given an undertaking to such Financial Institutions / Banks not to dispose off its investments in Haldia without the prior consent of the Institutions/ Banks so long as any part of the loan/guarantee limits sanctioned by the Institutions/Banks to Haldia remains outstanding.

(7) The Company has in condsideration of loans and other facilities aggregating Rs. 114.50 Crores extended by State Bank of India to HV Axles Ltd. (HVAL), a subsidiary company, given an undertaking to the Bank not to dispose off any shares in HVAL so long as any money is validly due to the Bank on this account.

(8) The Company has given an undertaking to ICICI Bank not to create any charge nor sell its equity holdings in Automobile Corporation of Goa Limited (ACGL) as long as ICICI Bank's term loan to ACGL is outstanding, without prior permission of ICICI Bank.

(9) Trade Investments also include :

Number	Face Value Per Unit Rupees	Description	Rupees	Rupees
		Fully paid Equity Shares (Unquoted)		
5,000	10	(a) Metal Scrap Trade Corporation Ltd..	**25,000**	25,000
50	5	(b) Jamshedpur Co-operative Stores Ltd.	**250**	250
16,56,517	1(M$)	(c) Tatab Industries Sdn. Bhd. Malaysia..	**1**	1

(10) Current Investments bought and sold during the year :

Name	No. of Units	Face value Rs. Crores	Purchase Cost Rs. Crores
HDFC Liquid Fund - Growth	11,22,27,027.43	112.23	130.50
Templeton India Treasury Management account - Growth	6,15,726.71	61.57	91.00
Zurich India Liquidity Fund - Savings Plan Growth	4,01,85,887.98	40.19	48.00
IDBI principal Cash Management Fund	1,57,16,894.31	15.72	18.00
Prudential ICICI liquid Plan	2,94,24,384.79	29.42	43.00
Tata Liquid Fund - Appreciation	2,16,28,372.90	21.63	30.00
J M High Liquidity Fund Growth Plan	6,50,53,591.97	65.05	107.00
Tata Liquid High Investment Fund Growth	99,53,814.30	9.95	10.00
HDFC Liquid Fund Premium Plan Growth	1,24,75,049.90	12.48	15.00
Grindlays Cash Fund - Growth Option	6,00,61,094.71	60.06	66.00

Schedules forming part of the balance sheet

"7" [Item no.8 (b)]

	As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
INVENTORIES (As valued and certified by the Management)		
(a) Stores and Spare Parts (at or below cost)	**98.39**	93.93
(b) Consumable Tools (at cost)	**12.09**	13.84
(c) Raw Materials and Components	**238.07**	188.93
(d) Work in Progress	**118.22**	118.30
(e) Stock in Trade	**675.69**	555.87
(f) Goods in Transit (at cost)	**16.83**	16.64
	1159.29	987.51

Note : Items (c), (d) and (e) above are valued at lower of cost and net realisable value.

"8" [Item no.8(c)]

	Rupees Crores	As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
SUNDRY DEBTORS			
(a) Over six months : (unsecured)			
Considered good	**76.94**		159.14
Considered doubtful	**106.89**		30.94
(b) Others (unsecured)			
Considered good	**342.68**		367.30
	526.51		557.38
Less : Provision for doubtful debts	**106.89**		30.94
		419.62	526.44
(c) Future instalments receivable from Hirers/Lessees [secured by Hire Purchase/Lease agreements and Promissory Notes from hirers — Note A(5), Page 22] Lease rental due :			
Considered good	**620.67**		313.11
Considered doubtful	**11.27**		13.35
	631.94		326.46
Less : Provision for doubtful instalments	**11.27**		13.35
	620.67		313.11
Finance and Service charges unearned / receivable on lease/ Hire Purchase contracts	**(94.19)**		(53.93)
		526.48	259.18
		946.10	785.62



Schedules forming part of the balance sheet

"9" [Item no.8(d)]

	As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
CASH AND BANK BALANCES		
(a) Cash on hand	**0.40**	0.23
(b) Current Accounts with Scheduled Banks [including in foreign currencies Rs. 8.21 Crores (2001-02 Rs. 6.16 Crores) and Cheques on hand Rs. 89.88 Crores (2001-02 Rs. 37.11 Crores)]	**220.67**	308.00
(c) Margin Money with Scheduled Banks..	**24.28**	18.40
	245.35	326.63

"10" [Item no.8(e)]

	As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
LOANS AND ADVANCES		
A) UNSECURED - considered good		
(a) Advances to Suppliers, Contractors and Others (Notes 1, 2 and 3 below)	**332.97**	289.71
(b) Dues from Subsidiary Companies :		
(i) HV Transmissions Ltd.	**25.01**	24.43
(ii) Telco Construction Equipment Company Ltd.	**0.47**	6.63
(iii) TAL Manufacturing Solutions Limited	**32.30**	4.24
(c) Deposits with Government, Public Bodies and Others (Note 4 below)	**137.09**	125.96
(d) Prepaid Expenses	**19.53**	19.52
(e) Advance Payments against Taxes (net)	**114.22**	125.31
B) Secured-considered good		
(a) Advances to Suppliers, Contractors and Others (Note 5 below)	**12.21**	—
	673.80	595.80
Notes:- (1) Advances to suppliers, contractors and others include :		
(a) Loans and advances due		
(i) From Directors and Officers	**0.41**	0.44
Maximum during the year	**0.44**	0.47
(ii) Receivable in respect of fixed assets given on lease	**0.02**	0.69
(b) Interest on ICD Placed with Subsidiary - Sheba Properties Limited ...	**—**	0.15
(2) Advances to suppliers, contractors and others are net of unearned finance income in respect of Fixed Assets given on lease	**—**	(0.02)
(3) Advances to suppliers, contractors and others are net of advances considered doubtful which have been provided for	**70.85**	53.92
(4) Deposits with Government, Public Bodies and Others include :		
(a) Balances with Customs, Port Trust, Excise, etc.	**33.31**	34.76
(b) Inter Corporate Deposits [includes ICDs with Subsidiary - Sheba Properties Limited Rs. 4.90 Crores (2001-02 Rs. 4.03 Crores) H V Transmissions Limited Rs. 20.00 Crores (2001-02 Rs. Nil) Telco Construction Equipment Company Limited Rs. 15.00 Crores (2001-02 Rs. Nil) Tata Technologies Limited Rs. 8.00 Crores (2001-02 Rs Nil)]	**64.65**	24.03
(5) Loans are secured against hypothecation of vehicles.		

Schedules forming part of the balance sheet

"11" [Item no.9(a)]

	As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
CURRENT LIABILITIES		
(a) Acceptances	**1271.07**	857.86
(b) Sundry Creditors	**1708.94**	1481.36
(c) Advance and Progress Payments.	**108.20**	127.32
(d) Liability towards Investors Education and Protection Fund under Section 205C of the Companies Act, 1956 not due		
i) Unpaid Dividends	**3.44**	3.49
*ii) Application Money Pending Refund Rs. 3610/- (2001-02 Rs 3610/-)	**—**	—
iii) Unclaimed Matured Deposits	**2.46**	2.80
iv) Unclaimed Matured Debentures	**2.33**	3.11
v) Interest Accrued on (iii) and (iv) above	**1.30**	1.86
(e) Interest/Commitment Charges accrued on Loans but not due	**44.23**	51.01
	3141.97	2528.81
Notes:- Sundry Creditors include		
(i) Deposits received from Dealers in accordance with Dealership Agreement	**0.95**	1.06
(ii) Security Deposit in respect of Lease transactions	**—**	0.17
(iii) Dues to Small Scale Industrial Undertakings	**58.18**	151.50

* Transferred from Capital Suspense

"12" [Item no.9(b)]

	As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
PROVISIONS		
(a) Proposed Dividends	**127.91**	—
(b) Provision for Tax on Proposed Dividends	**16.39**	—
(c) Provision for Contingencies	**—**	20.00
(d) Provision for Employee Benefit Schemes	**92.45**	81.71
(e) Other Provisions	**79.16**	58.35
	315.91	160.06

"13" [Item no.11]

	As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
MISCELLANEOUS EXPENDITURE (DEFERRED REVENUE EXPENSES)		
(to the extent not written off or adjusted) - [Note B(4), Page 30]		
Product and Other Development Expenses (net of Rs. 2.62 Crores amortised during the year)	**91.55**	—
	91.55	—


TATA

Schedule forming part of the balance sheet and profit and loss account
Significant Accounting Policies

(a) **Sales**

Sales are inclusive of income from services, excise duty, export incentives and exchange fluctuations on export receivables and are net of trade discount.

(b) **Depreciation**

Depreciation is provided on straight line basis (SLM), at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in the case of :

i) Leaseholds – amortised over the period of the lease.

ii) Technical Know-how – at 16.67% (SLM).

iii) Laptops – at 23.75% (SLM).

iv) Cars – at 19% (SLM).

v) Assets acquired prior to April 1, 1975 – on Written Down Value basis.

vi) Capital assets ownership of which does not vest in the Company, other than leased assets, are depreciated over the estimated period of their utility or five years whichever is less.

In respect of assets whose useful life has been revised, the unamortised depreciable amount has been charged over the revised remaining useful life.

(c) **Fixed Assets**

Fixed Assets are stated at cost of acquisition or construction less depreciation. All costs relating to the acquisition and installation of fixed assets are capitalised and include financing costs relating to borrowed funds attributable to construction or acquisition of fixed assets, upto the date the asset is put to use, net of charges on foreign exchange contracts and adjustments arising from exchange rate variations relating to specific borrowings, attributable to those fixed assets.

(d) **Leases**

Assets acquired under finance leases are recognised at the lower of the fair value of the leased assets at inception and the present value of minimum lease payments. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term at a constant periodic rate of interest on the remaining balance of the liability. Assets given under finance leases are recognised as receivables at an amount equal to the net investment in the lease and the finance income is based on a constant rate of return on the outstanding net investment.

(e) **Transactions in Foreign Currencies (other than for Fixed Assets)**

Transactions in foreign currencies are recorded at the exchange rates prevailing on the date of the transaction or at the exchange rates under related forward exchange contracts. Current assets and current liabilities not covered by forward exchange contracts are translated at year end exchange rates and the profit / loss so determined and also the realised exchange gain / losses are recognised in the Profit and Loss Account.

(f) **Product Warranty Expenses**

Product warranty expenses are scientifically determined based on past experience and estimates and are accrued in the year of sale.

(g) **Research and Development Expenses**

i) Revenue Expenditure-Direct expenses on Research and Development relating to development of new products are carried forward as Deferred Revenue Expenses, to be amortised from the month of commencement of commercial production. Other revenue expenses are charged off in the year in which incurred.

ii) Capital Expenditure is included in Fixed Assets under appropriate heads.

(h) **Hire-Purchase Income / Finance Income from Lease / Income on Loan**

Finance and service charges on hire-purchase and loan contracts and finance income in respect of vehicles, excavators and plant given on lease are accounted for by using the Internal Rate of Return method. Consequently, a constant rate of return on the net outstanding amount is accrued over the period of contract up to the year end. Income recognition is in line with the prudential norms issued by the Reserve Bank of India for Non-Banking Financial Companies, though the Company does not fall in the definition of a Non-Banking Financial Company. Provisioning for doubtful instalments has also been made in line with the said norms.

(i) **Inventories**

Inventories of raw materials and components, work in progress and stock in trade are valued at lower of cost and net realisable value. Cost is ascertained on a moving weighted average/monthly moving weighted average basis. Work in progress and finished goods are valued on full absorption cost basis.

(j) **Retirement Benefits**

Retirement benefits are dealt with in the following manner:

i) The liability for Superannuation (for certain employees) and Gratuity is ascertained by an independent actuarial valuation. The liability so determined and contribution to Provident Fund/Superannuation Fund is provided for.

ii) Provisions for incremental liability in respect of encashable privilege leave on separation and post-retirement medical benefits are made as per independent actuarial valuations at the year end.

(k) **Investments**

Long term investments are stated at cost less permanent diminution in value, if any.

(l) **Taxes on Income**

Current tax is the amount of tax payable on the taxable income for the year as determined in accordance with the provisions of Income - tax Act, 1961. Deferred tax is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods. Deferred tax assets in respect of unabsorbed depreciation and carry forward of losses are recognised if there is virtual certainty that there will be sufficient future taxable income available to realise such losses.

(m) **Business Segments**

The Company is exclusively engaged in the business of automobile products consisting of all types of commercial and passenger vehicles. These in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.

(n) **Miscellaneous Expenditure (to the extent not written off or adjusted)**

Product and Other Development expenses, in so far as they pertain to products internally developed, are amortised over thirty six months from the month of commencement of commercial production and in other cases on an appropriate basis.

Schedule forming part of the balance sheet and profit and loss account

"14" [Item no 14]

(A) Notes on the balance sheet

1 The Subscribed Capital includes :-

(a) 7,53,470 Ordinary Shares allotted as fully paid up pursuant to a contract without payment being received in cash.

(b) 3,00,000 Ordinary Shares allotted without payment being received in cash to the Shareholders of Investa Machine Tools and Engineering Company Ltd. in terms of the Scheme of Amalgamation sanctioned by the Bombay High Court.

(c) 7,59,510 Ordinary Shares allotted without payment being received in cash to the Shareholders of the Central Bank of India Ltd. in terms of the scheme of Amalgamation.

(d) 1,83,823 Ordinary Shares issued to the Shareholders of the erstwhile Noduron Founders Maharashtra Ltd., in terms of the merger.

(e) 8,85,01,707 Ordinary Shares issued to Financial Institutions and holders of convertible debentures / bonds on conversion of term loans / debentures / bonds.

(f) 6,39,26,052 Ordinary Shares allotted consequent to full and automatic conversion of 7% Secured Convertible Debentures of Rs. 65 (CD's) each issued on a Right Basis in the ratio of 1:4 in 2001-2002.

(g) 1,992 Ordinary Shares allotted during the year consequent to settlement of legal cases against which equal number of rights entitlement of Convertible Debentures were kept in abeyance from the Rights Issue of 2001, and Convertible Debentures were due for full and automatic conversion into equivalent number of shares at a premium of Rs. 55/- each w.e.f. March 31, 2002.

(h) Bonus Issues:

i. 20,50,000 Ordinary Shares issued in 1966-67 in the ratio of 1:6 as fully paid up Bonus Shares by utilisation of Rs. 2.01 Crores from Securities Premium Account and Rs. 0.04 Crore from General Reserve.

ii. 31,49,760 Ordinary Shares issued in 1976-77 in the ratio of 1:5 as fully paid up Bonus Shares by utilisation of Rs. 1.03 Crores from Securities Premium Account and Rs. 2.12 Crores from General Reserve.

iii. 83,51,420 Ordinary Shares issued in 1978-79 in the ratio of 2:5 as fully paid up Bonus Shares by utilisation of Rs. 0.07 Crore from Capital Reserve, Rs. 2.10 Crores from Capital Redemption Reserve Account, Rs. 1.23 Crores from Securities Premium Account, Rs. 1.70 Crores from Amalgamation Reserve, Rs. 0.06 Crore from contribution for Capital Expenditure Account and Rs. 3.19 Crores from General Reserve.

iv. 1,16,91,990 Ordinary Shares issued in 1981-82 in the ratio of 2:5 as fully paid up Bonus Shares by utilisation of Rs. 1.73 Crores from Securities Premium Account and Rs. 9.96 Crores from General Reserve.

v. 8,60,49,590 Ordinary Shares issued in 1995-96 in the ratio of 3:5 as fully paid up Bonus Shares by utilisation of Rs. 86.05 Crores from Securities Premium Account.

(i) The holders of 2,55,59,500 warrants and fractional coupons for 11,718 warrants issued on Convertible and Non-Convertible Debentures are entitled to apply for one Ordinary Share of Rs. 10/- each per warrant at a premium of Rs. 110/- at anytime between June 6, 2003 and September 30, 2004.

2 Secured Loans:

(i) Nature of Security (on loans including interest accrued thereon):

(a) 12.25% Non-Convertible Debentures (2004), 14.75% Non-Convertible Debentures (2008), 14.30% Non-Convertible Debentures (2008), 13.50% Non-Convertible Debentures (2005), 11.85% Non-Convertible Debentures (2005), 11% Non-Convertible Debentures (2005-2007), 7.70% Non-Convertible Debentures (2006) and Floating rate Non-Convertible Debentures (2007) are secured by a pari passu charge by way of equitable mortgage of immovable properties and fixed assets in or attached thereto, both present and future, and a first charge on all other assets save and except stocks and book debts, present and future, the Export Showroom at Shivsagar Estate, Worli, Mumbai; Lloyds Showroom and basement at Prabhadevi, Mumbai; plot of land with structures at Mahim, Mumbai; the Company's residential flats at Mumbai, Pune and Jamshedpur and assets freehold land admeasuring 6 acres approximately at Survey No. 209/B, situated at Mouje Pimpri - Waghire, Taluka Haveli, Dist. Pune, its freehold land admeasuring 4245 sq. mtrs. approximately situated at village Mouje - Naupada in the Dist. Thane which are secured against specific borrowings.

Schedule forming part of the balance sheet and profit and loss account

"14" [Item no 14] (contd)

(A) Notes on the balance sheet (contd.)

(b) Loan from Technology Development Board is a specific charge on the Company's movable plant and machinery, machinery spares, tools and accessories and other movables, both present and future,save and except book debts and stocks pertaining to the Indica Car Plant at Chikali.

(c) Loans from Housing Development Finance Corporation Limited are secured against a pledge of the Company's investment in the Ordinary Shares of The Tata Iron and Steel Co. Ltd.

(d) Term Loan from State Bank of India is secured by a pari passu charge on all the immovable and movable properties but excluding the export Showroom at Shivsagar Estate, Worli, Mumbai; the Lloyds Showroom and basement at Prabhadevi, Mumbai; the plot of land with structures thereon at Mahim, Mumbai; the Company's residential flats at Mumbai, Pune and Jamshedpur and assets freehold land admeasuring 6 acres approximately at Survey No. 209/B, situated at Mouje Pimpri - Waghire, Taluka Haveli, Dist. Pune, its freehold land admeasuring 4245 sq. mtrs. approximately situated at village Mouje - Naupada in the Dist. Thane which are secured against specific borrowings, stocks and book debts.

(e) Sales Tax Deferment Loan is secured by a residual charge on the immovable and movable properties at Lucknow.

(f) Loans and Cash Credit Accounts from Banks Rs. 36.88 Crores (2001-2002 Rs. 49.94 Crores)are secured by hypothecation of raw materials, stock in trade, stores, work in progress and book debts, excepting Hire Purchase book debts.

(g) Loans and Overdraft Accounts from Banks Rs. 62.41 Crores (2001-2002 Rs. 4.78 Crores) are secured by Hire Purchase Agreements and Promissory Notes in respect of future instalments receivable from hirers and hypothecation of vehicles vide Schedule 8 (c), Page 16.

(ii) Terms of Redemption :

Non Convertible Debentures (NCD's)	Redeemable on
12.25% Non-Convertible Debentures (2004)	December 01, 2004
14.75% Non-Convertible Debentures (2008)	October 11, 2008
14.30% Non-Convertible Debentures (2008)	July 28, 2008
13.50% Non-Convertible Debentures (2005)	July 23, 2005 with a put/call option at the end of 5 years from July 24, 1998.
11.85% Non-Convertible Debentures (2005)	August 10, 2005
11% Non-Convertible Debentures (2005-07)	Redeemable in three annual instalments of Rs. 30/-, Rs. 35/- and Rs. 35/- each commencing from December 5, 2005 with a put and call option at the end of two years from the date of allotment i.e. December 6, 2001.
7.70% Non-Convertible Debentures (2006)	October 07, 2006
Floating Rate Non-Convertible Debentures (2007)	October 01, 2007

(iii) In respect of the Rupee Term Loan from State Bank of India, the Company has a swing option to FCNR(B) loan.

3 An amount of Rs. 16.55 Crores (2001-02 Rs. 30.32 Crores) towards increase in rupee liability consequent to the realignment of rupee value in terms of foreign currency values and net premium for forward contracts in respect of foreign currency loans has been added to the cost of fixed assets/capital work in progress and balance of Rs. Nil (2001-02 Rs. 0.09 Crore) has been taken to revenue.

4 Capital work in progress includes advances paid Rs. 28.07 Crores (2001-02 Rs. 29.65 Crores).

5 Future instalments receivable under Hire-Purchase agreements [Schedule 8(c) Page 16] includes Rs. 12.36 Crores (As at March 31, 2002 Rs. 9.20 Crores) in respect of instalments that have become due but have not been recovered. Out of these Rs. 1.22 Crores (As at March 31, 2002 Rs. 2.03 Crores) are due over six months. There is an aggregate provision of Rs. 0.54 Crore (As at March 31, 2002 Rs. 0.33 Crore) made in respect of these items.



Schedule forming part of the balance sheet and profit and loss account

"14" [Item no 14] (contd.)

(A) Notes on the balance sheet (Contd.)	**As at March 31, 2003 Rupees Crores**	As at March 31, 2002 Rupees Crores
6 Disclosure in respect of finance leases:		
(i) **Assets given on Lease:**		
(a) (i) Total Gross investment in the leases	**631.96**	327.13
Total gross investment in the leases for a period		
Not later than one year	**281.00**	184.35
Later than one year and not later than five years	**350.96**	142.78
(ii) Present value of the minimum lease payments receivables	**537.77**	273.17
Present Value of the minimum lease payments receivable		
Not later than one year	**223.06**	151.85
Later than one year and not later than five years	**314.71**	121.32
(b) Unearned Finance Income	**94.19**	53.95
(c) Unguaranteed residual values accruing to the benefit of the lessor	**0.04**	0.04
(d) The accumulated provision for the uncollectible minimum lease payments receivable	**12.27**	13.35
(e) A general description of significant leasing arrangements- Finance lease and Hire Purchase agreements: The Company has given owned manufactured vehicles and machines and equipment on Hire Purchase/ Lease. The contingent lease rentals is based on bank interest rate and depreciation in respect of the assets given on lease		
(ii) **Assets taken on lease:**		
(a) (i) Total of minimum lease payments	**24.05**	71.55
The total of minimum lease payments for a period		
Not later than one year	**24.05**	47.50
Later than one year and not later than five years	**—**	24.05
(ii) Present Value of minimum lease payments	**23.53**	65.73
Present Value of minimum lease payments for a period		
Not later than one year	**23.53**	42.47
Later than one year and not later than five years	**—**	23.26
(b) A general description of the significant leasing arrangements:		

The Company has taken machines and equipments on lease. The contingent lease rental is based on State Bank Medium Term Lending Rate and the depreciation rate under Income-tax Act, 1961 in respect of assets taken on lease.

Schedule forming part of the balance sheet and profit and loss account

"14" [Item no 14] (contd.)

(A) Notes on the balance sheet (Contd.)

7. i) Related party disclosures for the year ended March 31, 2003

a) Related Party and their relationship

Subsidiaries	**Associates**	**Key Management Personnnel**
Tata Technologies Ltd.	Concorde Motors Ltd.	Mr. Ravi Kant
TAL Manufacturing Solutions Ltd.	Tata Auto comp Systems Ltd.	Mr. Praveen P. Kadle
H V Axles Ltd.	Tata Cummins Ltd.	Dr. V Sumantran
H V Transmissions Ltd.	Tata Finance Ltd.	
Sheba Properties Ltd.	Tata International Ltd.	
Minicar (India) Ltd.	Tata Precision Industries Pte. Ltd.	
Telco Construction Equipment Co. Ltd.	Nita Company Ltd.	
Tata Technologies U.S.A.	Tata Sons Ltd.	
Telco Dadajee Dhackjee Ltd.	Tata Engineering Services Pte. Ltd.	

b) Transactions with the related parties

2002-03 Rupees Crores

	Subsidiaries	Associates	Key Management Personnel	Total
Purchase of goods	**20.51**	**534.94**	—	**555.45**
	191.01	431.61	—	622.62
Sale of goods (inclusive of Sales Tax)	**12.16**	**257.32**	—	**269.48**
	24.54	431.05	—	455.59
Purchase of fixed assets	**15.32**	**0.28**	—	**15.60**
	26.38	—	—	26.38
Sale of fixed assets	**1.05**	**0.26**	—	**1.31**
	0.32	—	—	0.32
Receiving of services	**369.72**	**49.47**	**1.88**	**421.07**
	202.60	7.10	1.19	210.89
Rendering of services	**32.36**	**4.84**	—	**37.20**
	31.59	10.23	—	41.82
Finance Given/(Taken) (including Loans and Equity)	**58.86**	**20.63**	—	**79.49**
	4.87	(51.76)	—	(46.89)
Interest/Dividend paid/(received)	**(1.96)**	**6.69**	—	**4.73**
	11.97	3.54	—	15.51
Amount Receivable	**60.56**	**30.93**	—	**91.49**
	70.14	69.46	—	139.60
Provision for Doubtful Debts	—	**2.51**	—	**2.51**
	—	—	—	—
Amount Payable	**18.04**	**47.91**	—	**65.95**
	52.42	17.20	—	69.62
Amount Receivable (in respect of Loans)	**47.90**	—	**0.37**	**48.27**
	4.19	—	0.38	4.57
Amount Payable (in respect of Loans)	—*	**0.02**	—	**0.02**
*Rs. 45,851/-	—	0.03	—	0.03

ii) Disclosure required by clause 32 of the listing Agreement

Amount of loans/advances in nature of loans outstanding from Subsidiaries and Associates during 2002-03

Name of the Company	Outstanding as of March 31, 2003 Rs. Crores	Maximum amount outstanding during the year Rs. Crores	Investment in shares of the Company No. of Shares	Investment in shares of subsidiaries of the Company No. of Shares
a) **Subsidiary**				
H V Transmissions Ltd.	36.19	36.19	—	—
Sheba Properties Ltd.	4.90	6.89	—	3,00,905*
Tata Technologies Ltd.	8.00	8.00	—	1,50,000**
TAL Manufacturing Solutions Ltd.	32.30	42.30	—	—
Telco Construction Equipment Company Ltd.	15.00	15.00	—	—
b) **Associates**				
Concorde Motors Ltd.	—	6.00	—	—
Tata Finance Ltd.	—	35.00	8,11,480	—
c) **Companies in which directors are interested**				
Tata Sons Ltd.	—	5.00	6,68,91,115	—
Tata Industries Ltd.	—	5.00	8,41,561	—
Rallis India Ltd.	—	3.00	—	—

* 50,905 shares in Telco Dadajee Dhackjee Ltd. and 2,50,000 shares in Telco Construction Equipment Co. Ltd.

**In Tata Technologies, USA.



Schedule forming part of the balance sheet and profit and loss account

"14" [Item no 14] (contd.)

(A) Notes on the Balance Sheet (Contd.)

8. The Small Scale Industrial undertakings to whom amount is outstanding for more than 30 days are as follows:

AKI INDUSTRIES PVT LTD
A K INDUSTRIES
A LAKSHMI PRESS & FORGING WORKS
A V P ENTERPRISES
ABHAYA PRECISION INDUSTRIES PVT LTD
ACD MACHINE CONTROL CO PVT LTD
ADARSH ENGG WORKS
ADYA ENTERPRISES
AJANTA COMPOSITE PVT. LTD.
AJAX ENTERPRISE
AJAY METACHEM LTD
AJAY METACHEM LIMITED
AJIT ENTERPRISES
AKAL SPRING LIMITED
ALL INDIA WOMENS CONFERENCE
ALLENA AUTO INDUST
ALLENBY ENGG WORKS
ALPUMP LIMITED
ALSON ELECTRICALS & ACCESSORIES
AMALGAMATED SYNTHETIC
AMTEK
ANANDJI HARIDAS & CO PVT LTD
ANANT LEATHER WORKS
ANC ENTERPRISES
ANURADHA ENGG INDUSTRIES
ARMATECH ASSOCIATES
AROOR UDYOG PVT LTD
ARUN ENGG WORKS
ASA ENGG CO
ASHOK BROS IMPEX PVT LTD
ASHOKA ART PRESS
ASIA AUTOMOTIVE LTD
AURO PLASTIC INJEC
AUTO KNIGHT PVT LTD
AUTO RUBBER & PLASTIC MFG CO
AUTO STEEL AND RUB
AUTO WINDOW
AUTOCOMP CORPORATION
AUTOLITE (INDIA) LTD
AUTOMOBILE ANCILLA
AVCON CONTROL PVT LTD
AVDEL INDIA PVT LTD
AZTEC ENGINEERS
APOLLO INDUSTRIES
ALLIED CONSTRUCTION
AHUJA ART PRESS
A R ENTEPRISE
AUTOLEC INDUSTRIES LIMITED
APPLIED RESEARCH AND ENGG PVT LTD
A.B.ELASTO PRODUCTS PVT LTD
ATLANTIC ENGINEERING PVT LTD
ADITYAPUR RUBBER I
AYKAY ENTERPRISES
AMI ENTERPRISES
AUTO FIBRE CRAFT
ACCROPOLYGLASS INDUSTRIES PVT LTD
ANUBHAV STEELS P LTD
ASHA ART PRESS
ARVIND ENGINEERING WORKS LIMITED
ANABOND LIMITED
ADITYA TOOLS PVT LTD
APEX SALES
AUTO FEED
ANUPAMA ENTERPRISE
A V ENGINEERING WORK
A V ENTERPRISES
ARAVIND FOOTWEAR PVT LTD
AMIT INDUSTRIES
A D ENTERPRISES
ADEPT FLUIDYNE (P) LTD.
ACRONICA ELECTROPLATERS
AUTO BRAKES AND ANCILLARIES P LTD
ACCUSIZE GAUGES & TOOLS PVT LTD
AGRAWAL ENGINEERING
AUTOCOMPS ENGINEERS
AUTOTECH INDUSTRIES
ALLIED ENGINEERING CO
ADITYA AUTOPARTS PVT LTD
AGSA ENTERPRISES
AA'S AD AIDS
ACCURATE INDUSTRIES
ANITA FLUXES ALLOY SPECIALITY PVT LTD
A J X INDUSTRIES
AGAM ENGINEERS
ACME FABRIK PLAST CO
AUTOMATIC PRODUCTS
AMAR ENTERPRISES
AJAY SYSCON PVT LTD
ALLIED ENTERPRISES
APPLIED PNEUMATICS PVT LTD
ARMEC
AUTO TURN INDUSTRIES
AUTO LAB
A M J CORPORATION
ARC POWER CONTROL
ABHISHEK AUTO INDUSTRIES LTD
ACHAL INDUSTRIES
AVANTI CABLES PVT LTD
APT PNEUMATICS
AKSHAY ENTERPRISES
AUTO CLUTCHES
ASHISH ENGINEERING & FABRICATION
A R INDUSTRIES PVT
APEX ENTERPRISES
AURO WORKS
ARJUN WADKAR CON. ENGG PVT LTD
ARCHANA ELECTRICS PVT LTD
ARTECH LABS
ACEY ENGINEERING PVT LTD
ANUDEEP ALUCAST PVT LTD
AVI AUTOMOBILES PVT LTD
ARSONS ENGINEERS
ATE ENGINEERING ENTERPRISES
A K INDUSTRIES
AJAY PRESSINGS
AUTOMATION & CONTROL
AUTOLINE
ALFA MICRON GAUGES AND TOOLS
ALPHA FOAM LTD
AUTOLINE STAMPINGS
AUTOLINE STAMPINGS PVT LTD
AFCIL (INDIA) LTD
ACCURATE GAUGING & INSTR PVT LTD
ANUSAYA AUTO PRESS PARTS PVT LTD
ASIA AUTOMATION PUNE
AMI INDUSTRIES (INDIA) PVT LTD
AL-BRA FOUNDRY
ARM CONTROLS & SYSTEMS PVT LTD
ABHIJIT ENGINEERS
ASIAN PPG INDUSTRIES LIMITED
AMOL KALE & COMPANY
APURVA ENTERPRISES
ACCURA ENGINEERING COMPANY
ASHTA LINERS PVT LIMITED
ACE ENGINEERS
ALPHA INDUSTRIES
AUTO-TECH (INDIA)
B B ELECTROTECHNIC
BHARAT ENGG WORKS
B B ELECTROTECHNIC
BALAJI ENTERPRISES
BALWANT ENGG WORKS
BALWANT INDUSTRIES
BANA SAMBHAR
BATLIBOI LIMITED
BAWA ENGINEERING WORKS
BAYNEE INDUSTRIES
BELGAUM INDUSTRIES
BEST ENGINEERS
BHALKAR ENGG WORKS
BHALOTIA ENGG WORKS P LTD
BHARAT MALLEABLES
BHAVANI INDUSTRIES
BHAWANI ALLOYS & ENGG CO
BHURJEE ENGINEERING WORKS
BMC METALCAST LTD.
SOUTH BIHAR PLASTIC PVT. LTD.
BIKRAM ENGINEERS
BOMBAY CARBON DIOXIDE
BOMBAY TRANSPORTAT
BOND SAFETY BELTS
BOPARAI ENG WORKS
BRIGHT STAR INDUSTRIES
BRITE ELECTROPLATERS & FABRICATORS PVT LTD
BUNKAR PRASHIKSHAN AVAM UTPADAN
BHARDWAJ BROTHERS & CO
BIHAR PACKAGING INDUSTRIES
BHARAT ENGINEERING & BODY
BHAWANI ENTERPRISES
B K ENGINEERING WORKS
BHAWANI PRESS METAL & BODY
B M INDUSTRIES
BISHNU RUBBER PRODUCTS
BHARAT SAFETY GLASS PVT LTD
BIRLA TYRES
BULLOWS PAINT EQUIPMENT PRIVATE LTD
BALAJI HEAT TRANSFER PRIVATE LTD
BHALOTIA AUTO PRODUCTS LTD
BHARGAWA PRINTERS
BELMAKS PRIVATE LIMITED
BOMBAY COMMERCIAL
BHAWANI UDYOG
BENZ SYSTEMS
BHAVANI ENGINEERING
BEST CAST IT LTD
B B C MULTIFOLDS
BESPASK
BHARTIA INDUSTRIES
BELSARE INDUSTRIES
BHARAT ENGINEERS
BHAVANI FORGE PVT LTD
BAKUL HEAT TREATMENT
BELGAUM SANDS PVT LTD
BERU DIESEL START SYSTEMS PVT LTD
BROWN KRAFT INDUSTRIES LIMITED
BRU ENTERPRISES (P) LTD
CALCUTTA FAN WORKS LIMITED
CARAVAN ENGINEERS
CARLINE PRESSINGS PVT LTD
CARLINE PRESSINGS PVT LTD
CAST METAL INDUSTRIES
CASTLEWOOD BRUSH INDUSTRIES PVT LTD
CEELC AMALGAMATED PVT LTD
M/S. INDO-DANISH TOOL ROOM
CHAITANYA EMPLOYEES IND CO-OP
CHAPHEKAR ENGINEERING
CHAPHEKAR ENGINEER
CHHOTANAGPUR AUTOMOBILE STORES
CHIKHALI INDUSTRIES
CIRCLIPS INDIA PVT LTD
CITIZEN TIN WORKS
CIVMIL INDUSTRIES PVT LTD
COMPOSITE PROFILES PVT LTD
CONSOLIDATED HOISTS PVT LTD
COOL AIR SERVICE
COOLWELS AUTO MOBILE ENGRS
COTMAC PVT LTD
CRISTAL PLASTO
CANARA AUTO PARTS
CITY CONSTRUCTION
CHEM TECH ENTERPRISES
CHHAWCHARIA ENGINEERING PRIVATE LTD
CHHAWCHHARIA ENGINEERING PVT LTD
COMPUTERISED MFG ENGRS
CHACHRA SERVICES
CASTER & MOULDER OF INDIA PVT LTD
CHOWDHURY ENGINEERING WORKS
CHRYSLER MACHINE TOOLS (P) LTD.
CROWN RUBBER PRODUCTS
COMEEX MACHINE TOOLS CO
CARLINE AUTO PVT LTD
CHEMOLEUMS LIMITED
CHEMOLEUMS LIMITED
COMFORT APPLIANCES
CONUCO MACHINES (I) PVT LTD
CALTHERM THERMOSTATS INDIA PVT LTD
CONTROL AUTOMATION & CONSULTING
CREATIVE COMBINES
CONCEPT ENGINEERING
CONTINENTAL ENGINEERING CORPORATION
CRYSTAL PERIPHERALS & SYSTEMS PVT LTD
CONTACTS CONTROLS
C M SMITH & SONS LTD
CHAITRALI PLASTIC INDUSTRIES
CRYOKING
D D INDUSTRIES
D K ENTERPRISE
D R SONS & COMPANY
DAKA MONOLITHICS PVT LTD
DALI & SAMIR ENGG
DANCAL INDIA PVT LTD
DAS & DAS
DAWN ENTERPRISES
DECENT DECORATORS
DEEPAK YOGIOM ENGI
DEEPAK INDUSTRIES
DELUX PLASTIC INDUSTRIES
DEOSONS ENTERPRISES
DHAWAL ENGG WORKS
DHIRAJLAL & COMPANY
DIANAMIC ENGINEERS
DIES & TOOLS LTD
DILIP & COMPANY
DINESH & COMPANY
DIPAK FOUNDRY & ENGG PRODUCTS
DOMINIC ENGINEERING WORKS
DUPLEX LIGHT ENGINEERING
DYNAM PRESSINGS
DELTA ELECTROTRADE CONTROL PVT LTD
DEEPAK ENTERPRISES
DIAMOND ENTERPRISES INDIA
DEEPSUN INDUSTRIAL CORPORATION
DIANAFOAM P LTD
DEOSON AUTO PRODUCTS
DEY ENGINEERING WORKS
DONROMOS PRIVATE LTD
DEBONAIR COLLECTIONS
DANAULI ENGINEERING & MINING
DHANANJAY INDUSTRIES
DATSONS ENGINEERING
DUDHANE ENGINEERING
DHANASHREE INDUSTRIES
DEE KAY GEARS
DEEPAK ENGINEERING WORKS
DP FOAM PVT LTD
D HASMUKHBHAI & CO
DYNASCAN INSPECTION SYSTEMS COMPANY
DEVCHHAYA INDUSTRIES
DEVAN AUTO ENGINEERS
DOLPHIN INDUSTRIES
DHANSHRI ENGINEERING
DARSHAN ENTERPRISES
DUMORE GAUGING SYSTEMS PVT LTD
DEEJAY ENTERPRISE
D'CONS
DHANAPRAKASH IND. CORP.
DYNALEC CONTROLS
DYNOMERK CONTROLS
DVS INDUSTRIES (P) LID
EAGLE ENGG CORPORATION
EAST COAST ENTERPRISERS LTD
EASTERN DIAMOND PRODUCTS PVT LTD
ELECHEM INDUSTRIES
ELECTRICA ENGINEERS
ELECTRICA ENGINEERS
ELECTRO ALLOYS CORPORATION
ELECTRO FERRO ALLOYS P LTD
ELECTRO FLASH
ELECTRO MECH ENTERPRISE
ELEKTROMAG METHODS
ELOQUENT ENGG WORKS
EMDET ENGINEERS PRIVATE LIMITED
EMDET JAMSHEDPUR PVT LTD
EMM DEE ENGG CO
ENGINEERS INDIA
ESCOL ELECTROMECH LIMITED
ESTRO ENGINEERS
EUREKA IND EQUIPMENTS P LTD
EVANS & CO
EVEREST ELECTRICAL & ENGG
EXCEL ENGINEERS
EXCEL GRAPHIC PVT LTD
EXCELLER ENTERPRISES
EXPO CHAIN & BEARING STORES
ENGINEERING SPARES OF INDIA
EVA WORLD INDUSTRIES
EXCLUSIVE
ENCON (INDIA)
ELECTRONIC RELAYS (INDIA) PVT LTD
EASTERN MACHINERY WORKS
ENGINEERING ENTERPRISES
ELECTRO-MECH EQUIPMENTS
ENJAY ENGINEERS
ECONOMIC CEMENT COMPANY
EXOTECH GENERAL INDUSTRIES
EL-MECH DYGNOSTICS
ELKAY TELELINKS (P) LIMITED
ENGINETECH SYSTEMS
ELECTROMECH ENGINEERS
EFFICIENT TOROIDAL COIL CORPORATION
EXOTECH PLASTICS PVT LTD
EVERCOAT TECHNICAL SERVICE INDIA PVT LTD
ELCA QUALITY SYSTEMS & CALIBR
ENDEE ENGINEERS PVT LTD
FAMICA ENGG CO
FOUNDRY MINERALS & CHEMICAL CO
FERROCHEM
FLORAA
FOUNDRYCO
FRIENDS ENGINEERING WORKS
FRIENDS INDUSTRIES PVT LTD
FESTO CONTROLS LTD
FILTECH INDIA
FRIENDS AUTO INDUSTRIES REGD
FITWEL GASKET CO
FINE LASERCUT PRIVATE LIMITED
FESTO CONTROLS PVT LTD
FAIRFIELD PRESSING PVT LTD
FABRO-TECH INDUSTRIES
FASTENEX PVT LTD
FINE TOOLS
FIBER TECH
FUEL FURNACES MANUFACTURERS
FERROTHERM HEAT TREATER

Schedule forming part of the balance sheet and profit and loss account

"14" [Item no 14] (contd.)

(A) Notes on the Balance Sheet (Contd.)

8. The Small Scale Industrial undertakings to whom amount is outstanding for more than 30 days are as follows (Contd.):

FAB AUTO PARTS PVT LTD.
FEATHERLITE SEATING SYSTEMS PVT LTD
FORTUNA - MARS
FORWARD PRECISION ENGINEERS PVT LTD
G B RUBBER PRODUCT
G K ENTERPRISES
GERA AUTO INDUSTRIES PVT LTD
SHREE GIRDHARILAL CHAWLA & SONS
GLORIOUS ENGG CO
GOBIND COMPANY
GOLD SEAL ENGG PRODUCTS LTD
GOODWILL EX SERVICEMENS CO OP
GREENLEY CHEMICALS & TOOLS
GRIND TOOLS
GRINDTOOLS ENTERPRISES
GURMEET BROTHERS
GURU ENGINEERS
GENERAL METAL INDUSTRIES
GUYATRI INDUSTRIES
GYAN PRESS METAL (P) LTD
GAJANAN MINERALS PVT LTD
GOGO ENTERPRISES
GULF OIL INDIA LIMITED
GAURAV ENGINEERS
GANGA ENGINEERING
GURUKRIPA INDUSTRIES
GLORIA ENGINEERING COMPANY
GURU DAVE INDUSTRI
GANESH AUTO PARTS
GAJANAN ENGINEERING WORKS
GANAGE PRESSING LTD
GENERAL ENGINEERING WORKS
GARGI STEEL CHEM PVT LTD
GOLE PRECISION TOOLS PVT LTD
GANESH ENGINEERING WORKS
GURU ASTRONICS PVT LTD
GLOBE ENGINEERS
GASTECH CORPORATION
GEAR CONTROL
GAYATRI ENTERPRISES
GRAVITY DIE CASTERS PVT LTD
GLOBE GAS EQUIPMENTS INDUSTRIES P LTD
GURUNANAK ENGINEERS
GARGI HUTTENES ALBERTUS PVT LTD
GREWAL ENGINEERING WORKS
GANESH FETTLING WORKS
GAYATRI ERECTORS
GOPAL ELECTROPLATERS
GREENLINE COMPANY
H K ENGG WORKS
HARRICH INDIA
HARJIT BROTHERS
HASI INDUSTRIES
HEATEM ENGG CO
HYDROKRIMP A C PVT LTD
HERO INDUSTRIES
HI MU ACCESSORIES PVT LTD
HI MUACCESSORIES PVT LTD
HIGHCO ENGINEERS
HILL MAN & CO
HIND AUTO P LTD
HINDUSTAN ELASTOMERS
HINDUSTAN FASTENERS PVT LTD
HINDUSTAN FOUNDRY PRODUCTS
HINDUSTAN GEARS PVT LTD
HIRKESH RUBBER PRODUCTS
HOLDFAST RUBBER INDUSTRIES PVT LTD
HINDUSTAN MACHINERIES
HINDUSTAN PRECISION MACHINE TOOLS
HIND ENGINEERING WORKS
HI-TECH ABRASIVES PVT LTD
HIPRO TOOLS PVT. LTD.
HINDUSTAN FACING INDUSTRY
HARD CONTROL
HIGH TENSILE FASTNUTS (I) PVT LTD
HICUT TOOLS
HI-TEC ENGINEERS
HODEK VIBRATION TECHNOLOGIES PVT LTD.
HIGH POWER
HINDUSTAN MARKETING CO
HY-TECH VEHICLE FI
HIND UDYOG
HARYANA INDUSTRIES
HIMACHAL SHOTS & METALS PVT L
HUDLI & SONS AUTO ENGG PVT LTD
HI-TECH TRANSDUCERS & DEVICES
IDEAL ENGINEERING WORKS
IEC AIRTOOLS PVT LTD
IMPERIAL AUTO INDU
IMPERIAL RUBBER PRODUCTS
IMPERIAL SURGICAL CO PRIVATE LTD
INDIA AUTOMOTIVE LTD
INDIAN ENGINEERING INDUSTRIES
INDLAB INDUSTRIES
IMI MACHINE TOOLS PVT LTD
INDUSTRIAL PACKERS
INLINE CONTROLS & EQUIPMENT PVT LTD
IPA PRIVATE LIMITED
INTERNATIONAL AUTO LTD
INDIAN FORGING & STAMPING CO
INDUSTRIAL FORGE & ENGG CO LTD
INDO LINC
IDEAL SPARES INDUSTRIES
INDO TECH TRANSFORMERS LIMITED
INDIAN INSTRUMENT MFG.COMPANY.
INSUTECK CORPORATION
INDUSTRIAL ENTERPRISES
INDUSTRIAL ENTERPRISES
INSTRUMENT RESEARCH ASSOCIATES PVT LTD
INDUSTRIAL AIR POWER ACCESSORIES
INDO SCHOTTLE AUTO PARTS PVT LTD
INDUSTRIAL MINERALS
INDUSTRIAL TYRES & ALLIED PRODUCTS P LTD
INYPCO MACMOLD INDUSTRIES
ICHALKARANJI METAL
INSU TECK CORPORATION
INSTITUTE OF APPLIED RESEARCH
INTELTEK
INDUSTRIAL PRODUCT COMPANY
INJO TECHNICAL SERVICE
INDUSTRIAL ACOUSTICS COMPANY
I A I INDUSTRIES LTD
IMECO LTD
I D TECHNOLOGIES
J D ENTERPRISES
J J ENGINE REPOWERING WORKS
J K ENGINEERS
J.MANGSUN & CO
J N MARSHALL ENGG PRIVATE LIMITED
J P S PLASTICS
JAGJEEVAN RUBBER I
JAGJIT ENGG WORKS
JAICO STEEL FASTNERS PVT LTD
JAISUN & CO
JAISWAL ENGG WORKS PVT LTD
JAMSHEDPUR METAL INDUSTRIES
JAYSHREE ENTERPRISE
JAYSHREE INDUSTRIAL CORPN
JEMCO RUBBER INDUSTRIES
JOHALMANN & CO
JOY ENTERPRISE
JUPITER INDUSTRIAL WORKS
JYOTI ENTERPRISES
JOLLY ENGINEERING WORKS
J S LAMP INDUSTRIES
J D MAL & BROS
JUMBO ENGG PVT LTD
J S FABRICS
JAGANATH FOUNDRY CHEMICAL
JAMSHEDPUR ENTERPRISES
J D ENGINEERING WORKS
JALNIDHI BITUMEN SPECIALITIES
J.P.STEEL UDYOG
JAGJIT ENTERPRISES PVT. LTD.
J M P MANUFACTURING COMPANY
J S AUTO PARTS (P) LTD
JAGDAMBAY ENGG & WELDING WORKS
J B PATIL & SONS
JITEEN ENGINEERING WORKS
JAIHIND ENTERPRISES
JABBAL ENGG PVT LTD
JAY INDUSTRIES
JABBAL AUTO PVT LTD
JAYSHREE DIECASTIN
JILBENTS MECHANICAL WORKS PVT LTD
JAPTECH INDUSTRIES
JAYASHREE ELECTRICALS P LTD
JITESH ENTERPRISES
JAYSON INDUSTRIES
J K C AUTOMOBILE ENGINEERS
J K UDYOG
JALDOOT MATERIALS HANDLING PVT LTD
JYOTI TOOLINGS & PRESS COMPONENTS PVT LTD
JENNY ENGINEERING PVT LTD
JAYASHREE RUBBER PRODUCTS PVT LTD
JDT DIAMOND TOOLS PVT LTD
JOG GEARS PVT LTD
KAILASH ENGG WORKS
KANTILAL CHUNILAL & SONS
KASCO INDUSTRIES
KAUR & SINGH
KEDIA CONCRETE INDIA
KEMACS SPARES MANUFACTURING PVT LTD
KHINVASARA INDUSTRIES
KISHOR PUMPS LIMITED
KISHORI ENGG WORKS
KLIP CO PVT LTD
KOHINOOR PROOFING IND
KOTHARI ENTERPRISES
KROSS INTERNATIONAL
KUMAR ENGG WORKS
KUMAR INDUSTRIES
KWALITY PAINTS
KHURANA INDUSTRIES
KARUNKO
KALIMATA ENGG WORKS
KAIZEN AUTO PVT LT
KALIF HARDWARE MART
KVR OPTICAL INDUSTRIES
KALINGA ALLOYS LIMITED
KROSS MANUFACTURER
KISHOR INDUSTRIES
KARTAR WIRE IND PVT LTD
KAYGEE FOAM PVT LT
KISHOR ENGINEERING
KAILASH VAHAN UDYOG LTD
KWALITY PRECISION PRODUCTS P LTD
KOLHAPUR AUTO ENGG & ANCILLARY
KIRTI ENGINEERING WORKS
KENT ENGINEERING
KULDIP WINDING WORKS
KUMAJO INDUSTRIES
KIVI PRODUCTS
KANCHENJUNGA IMPEX P LTD
KIRLOSKAR AAF LIMITED
KUKSONS ELECTRONICS PVT LTD
KANAN ENTERPRISES
KPC FLEXI TUBES
KANDA PRESSING PVT
KALPAK INSTRUMENTS & CONTROLS
KEDAR AUTO COMPONENTS (PVT) LTD
KOTESTU ENGG PVT LTD
KRISHNA ELECTRICALS
KUDALE INSTRUMENTS (P) LTD
KRISHNA ENGINEERING
KUMAR INDUSTRIES
LAMA SYSTEMS
LECTROTEK
MANOHARLAL KHIMJI
MANONIL SCREEN PRINTERS
MANU PLASTICS
MARGO ENGINEERS PVT LTD
MARS FINE CHEMICALS
MARSHAL THREADING COMPANY
MARVELOUS METAL PVT LTD
MASIBUS PROCESS INSTRUMENTS P LTD
MASTER ENGG CONCERN
MASTER FIRE FIGHTERS LIMITED
MASTER HANDLERS PVT LTD
MATCHWEL ENGG
MATCHWELL ENGINEERING PRIVATE
MATHARU CONSTRUCTION
MAXEL INDUSTRIES
MAYUR INDUSTRIES LTD
MAYURBHANJ METALS LIMITED
MECHANICAL PRODUCTS
MECHENO FABRICATION
MEGA FIBRE PVT LTD
MEGATECH PRODUCTS
MEHTA ENTERPRISES
MEHTA PRESSING
MELTRON ENGG INDUSTRIES
MEMON ENGG
MENAR AUTO COMPONENTS PVT LTD
MENON ANCILLARIES
META BLAST
METAL IMPREGNATIONS (INDIA) PVT LTD
METAL O TECHNIK
METAL PRESSING INDUSTRIES PVT LTD
METAL PRODUCTS INDIA
MICRO ENGINEERING
MICRO INDUSTRIES
MICROSIGN PRODUCTS
MICROTURNS
MILAP ENGG WORKS
MILKYWAY EQUIPMENTS PVT LTD
MINIATURE BULB INDUSTRIES I PVT LTD
MINICOMP PVT LTD
MINTEK
MIPALLOY
MITTAL ENGINEERING WORKS
MITTAL ENTERPRISES
MITTER ENTERPRISES
MODEL ENGG WORKS
MODERN CONSTRUCTION
MODI MINERALS UDYOG
MOHAN PLASTIC INDUSTRIES
MONAX INDUSTRIES
MONILAL & CO
MOON ENGG CONCERN
MOONLIGHT AUTO LTD .
MOTILAL OMPRAKASH WORKS
MULGAONKAR ENGINEERING WORKS
MULTI ENGINEERING SERVICES
MULTITECH AUTO LIMITED
MULTITECH AUTO LTD
MUNCHUR INDUSTRIES PVT LTD
N B S RUBBER INDUSTRIES
N CRANKWELL PVT LTD
N R INDUSTRIES
NADI AIRTECHNICS PRIVATE LIMITED
NAFDIST PVT LTD
NAGEL SPECIAL MACHINES PVT LTD
NALIN RUBBER P LTD
NARENDRA AGENCIES
NATESAN PRECISION COMPONENTS
NATESAN SYNCHROCONES PVT LTD
NATIONAL AUTOMOTIVE COMPONENT
NATIONAL AUTOMOTIVE COMPONENTS
NATIONAL BODY BUILDERS
NATIONAL ENGG ENTERPRISES
NATIONAL ENGG WORKS
NATIONAL INDUSTRIAL APPARELS
NATRAJ TOOLS
NATRAJ IRON & CASTINGS LIMITED
NATRAJ METALS
NATRAJ PAPER TUBE CO
NAV BHARAT INDUSTRIES
NAVA BHARAT UDYOGA KENDRA
NAVIN ENGINEERING COMPANY
NAVNEET INDUSTRIES
NAVSHAKTI ENGG WORKS
NEEDUMBRA INDUSTRIES PVT LTD
NEEL ELECTRO TECHNIQUES
NEELACHAL ENGINEERING COMPANY
NEELKAMAL INDUSTRIES
NEOLAC RUBBER MFG CO P LTD
NEW BIHAR PAPER INDUSTRIES
NEW ENGG WORKS
NEW TRIVENI MINERALS
NILAM GASKETS & SPIRALS
NILKAMAL CRATES AND BINS
NIRAV ENGINEERING WORKS
NIRMITI TOOL ROOM PVT LIMITED
NISHKO INSTRUMENTS PVT LTD
NITIN ASSOCIATES
NITIN PRESSINGS
NIVEDITA ENGINEERING
NIZAMI ACCURATE MANUFACTURER
NODI ENGG WORKS
NOISE AND HEAT CONTROL SYSTEMS PVT LTD
NUTECH AUTO PRIVATE LTD
NYLON INDUSTRIES
OHM ELECTRICALS
OIL SEALS MANUFACTURING CO PVT LTD
OMEGA AUTOMOTIVE PVT LTD
OPEL INSTRUMENTS PVT LTD
ORIENTAL HYDRAULICS PVT LTD
OSHO TOOLS PVT LTD
OSNA ELECTRONICS PVT LTD
OSTA ENTERPRISES
P K PRESS METAL PRIVATE LIMITED
P M G (INDIA) PVT LTD
P M S PRECISION ENGINEERS
P R PRESS WORKS
P S ENGG WORKS
PACE EQUIPMENT PRIVATE LTD
PACOLINE INDUSTRIES
PAHARI ENGG WORKS
PAL INDUSTRIES
PANCHAL ENTERPRISES
PANORAMA AUTOMOTIVE INDS PVT LTD
PARACOAT PRODUCTS LIMITED
PARSHWANATH METAL PROCESSORS (I) PVT LTD
PATHEJA BROTHERS FORGINGS & STAMPINGS LTD
PATSON ENGINEERS
PAUL & CO
PAWAN AUTO INDUSTRIES
PEARL PLASTIC PRODUCTS
PEEJEE ENGINEERING WORKS
PENWEL INDUSTRIES
PERFECT ALLOY COMPONENTS PVT LTD
PERFECT INDUSTRIAL ENTERPRISE
PERFECT OIL SEALS & INDL RUBBER



Schedule forming part of the balance sheet and profit and loss account

"14" [Item no 14] (contd.)

(A) Notes on the Balance Sheet (Contd.)

8. The Small Scale Industrial undertakings to whom amount is outstanding for more than 30 days are as follows (contd.):

PERFECT PROFILE CENTRE
PERFECT TOOLS
PETHE ENGINEERING PVT LTD
PFEDA SYNTHETICS PVT LTD
PHOENIX ALUMINIUM PRODUCTS PVT LTD
PHOENIX PRESS PARTS
PIONEER INDUSTRIAL ENTERPRISES
PIONEER INDUSTRIES
PITRODA PULVERISING & ENGINEERS
PLASTIMOL
PLATE MASTERS
LIKHRA BINDING & PRINTING WORKS
LUNAR ENTERPRISE PVT LTD
LAXMINATH METAL INDUSTRIES
LIBAAS COLLECTION
L.DJOSHI & COMPANY
LINAKS PRESSINGS
LAXMI FOUNDRY
LECTROTEK SYSTEMS PVT LTD
LOKESH AUTO
LEO FASTENERS
M B INDUSTRIES
M B ENTERPRISES
M K ENGINEERS
M K FOUNDRY & METAL INDUSTRIES
M M ENGG
M S BAL & CO
M S HUDLI & SONS
METAL SHAPEING & PROCESSING
MULTITECH AUTO LIMITED
MADHAV CAPACITOR PVT LTD
MAGNA CORE
MAGNA FIELD CONTROLS
MAHATI ELECTRICS
MAHENDRA ENGINEERING &MFG COMPANY
MALHOTRA ENGINEERS
MODERN CONSTRUCTION
MANISHA CHEMICALS
MANOHARLAL KHIMJI
MASTER ENGG CONCERN
MASTER GRIND ABRASIVES
MATHARU CONSTRUCTION
MAXEL INDUSTRIES
MD KHAIRUDDIN
MELTRON ENGG INDUSTRIES
META BLAST
METAL O TECHNIK
METAL PRESSING IND
METAL PURIFIERS P LTD
MICROTURNS
MICROSIGN PRODUCTS
MILAP ENGG WORKS
MODEL ENGG WORKS
MODERN MINERAL PRODUCTS
MONAX INDUSTRIES
MONILAL & CO
MOON ENGG CONCERN
MULGAONKAR ENGG WORKS & FORGING
MUNGI ELECTRICALS
MANJEET AUTO PRODUCTS
MAYURBHANJ METALS LIMITED
MAHALAXMI AUTO IND
M M SINTERED PRODUCTS PVT LTD
MODI MINERALS UDYOG
M C INDUSTRIES
MANILA ENGINEERING CONCERN
MAEGA TEK
MAA ENGINEERING WORKS
MADHURAJ IMPRINTS P LTD
MACK ENGINEERS
MAA KALI GEAR SHAPER
MEGATECH PRODUCTS
MA BISHALAKSHMI ENGINEERING CONCERN
MANU PLASTICS
MAHABAL METALS PVT LTD
MARUTI TECHNO RUBBER PVT LTD
MA TARA ENGINEERING CONCERN
MICRON ENGG INDUSTRIES
MINERAL PULVERISING MILLS PVT. LTD.
MOONLIGHT AUTO PRIVATE LTD .
MITTER ENTERPRISES
MULTITECH AUTO LTD
MICRO INDUSTRIES
M K ENGINEERING WORKS
MARK ELEKTRIKS
MUNCHUR INDUSTRIES PVT LTD
MAHARASHTRA TYRE AND RUBBER
MILKYWAY EQUIPMENTS PVT LTD
MINICOMP PVT LTD
MITTAL ENGINEERING
MAHESH MANUFACT . & SUPPLY

MOTILAL OMPRAKASH WORKS
MAYUR INDUSTRIES LTD
MARS FINE CHEMICALS
MENON ANCILLARIES
MASTER HANDLERS PVT LTD
MENAR AUTO COMPONENTS PVT LTD
MOHAN PLASTIC INDUSTRIES
MAHARAJA CABLES
MASTER LEATHER WORKS
MATCHWELL ENGINEERING PRIVATE LIMITED
MATCHWELL ENGINEERING PRIVATE
MICRO ENGINEERING
MITTAL ENTERPRISES
M D INDUSTRIES
MEHTA ENTERPRISES
MACHINE TOOL ELEMENTS
METAL IMPREGNATIONS (INDIA) PVT LTD
MARVELOUS METAL PVT LTD
MANONIL SCREEN PRINTERS
MASTER FIRE FIGHTERS PRIVATE LIMITED
METACLEAN
MECHELINE TECHNO PLAST CORPORATION
MANALEE INDUSTRIES
MULTI ENGINEERING SERVICES
MAHABAL AUTO ANCIL
MASIBUS PROCESS INSTRUMENTS P LTD
MAGNAFLUX SYSTEMS
MALKAN ENGINEERING
MANORAM BRUSH COMPANY
MANASI AUTO PARTS PVT LTD
M & G ENGINEERS
MEHTA PRESSING
MAYFAIR INDUSTRIES
MBK ENGINEERS
MANGESH AUTO PARTS PVT LTD
MAHARASHTRA ENGINEERS
MEGA FIBRE PVT LTD
MANTRI METALLICS PVT LTD
MARGO ENGINEERS PVT LTD
MARSHAL THREADING COMPANY
MARLAND ENGINEERING PVT LIMITED
MILLENNIUM TRADING CO P LTD
M N ENGINEERING
MADHUBAN TRADE STEEL PVT LTD
MANGALA AUTO PRODUCTS PVT LTD
MTC BUSINESS PVT LTD
N B S RUBBER INDUS
N CRANKWEEL PVT LTD
NAG ENGG & CO
NANRA BROS
NATRAJ METALS
NATIONAL AUTOMOTIV
NATIONAL AUTOMOTIVE COMPONENT
NATIONAL ENGG ENTERPRISES
NATIONAL ENGG WORKS
NATIONAL INDUSTRIAL APPARELS
NATRAJ TOOLS
NAV BHARAT INDUSTR
NAVSHAKTI ENGG WORKS
NAVA BHARAT UDYOGA KENDRA
NAVNEET INDUSTRIES
NEEDUMBRA INDUSTRIES PVT LTD
NEELKAMAL INDUSTRIES
NEOLAC RUBBER MFG
NEW BIHAR PAPER INDUSTRIES
NEW ENGG WORKS
NEW INDIA AUTOMOBILES
NIRANKARI FURNITURE MART
NODI ENGG WORKS
NUCON INDUSTRIES PVT LTD
NU CARBONIC GAS INDUSTRIES P LTD
NARBHERAM LEASING CO PVT LIMITED
NALIN RUBBER P LTD
NIVEDITA ENGINEERING
NUTECH AUTO PRIVATE LTD
NASH MACHINES AND ELECTRONICS PVT LTD
NAFDIST PVT LTD
NATRAJ IRON & CASTINGS LIMITED
NETWORKS PRIVATE LIMITED
NEEL ELECTRO TECHNIQUES
NEPTUNE EQUIPMENT PVT LTD
NITIN PRESSINGS
NATESAN PRECISION
NATUREPRINTS
NISHKO INSTRUMENTS PVT LTD
NATESAN SYNCHROCON
NEELACHAL ENGINEERING COMPANY
NYLON INDUSTRIES
NOISE AND HEAT CONTROL SYSTEMS PVT LTD
NIRMITI TOOL ROOM
NITIN ENTERPRISES

NIZAMI ACCURATE MANUFACTURER
NAVIN ENGINEERING COMPANY
NAGEL SPECIAL MACHINES PVT LTD
N P ENTERPRISES
OHM ELECTRICALS
OIL SEALS MANUFACTURING CO PVT LTD
OIL VACALCORPORATION
ORIENTAL HYDRAULICS PVT LTD
OSTA ENTERPRISES
OMEGA AUTOMOTIVE P LTD
OSNA ELECTRONICS PVT LTD
OPEL INSTRUMENTS PVT LTD
OSHO TOOLS PVT LTD
P M G (INDIA) PVT LTD
P S ENGG WORKS
PACOLINE INDUSTRIES
PAHARI ENGG WORKS
PAL INDUSTRIES
PANDIT LINERS MFG CO
PANORAMA AUTOMOTIVE
PATELS COATING INDUSTRIES PRIVATE LTD
PATHAK AUTO STORES
PAUL & CO
PEARL PLASTIC PROD
PENWEL INDUSTRIES
PERFECT OIL SEALS
PERFECT TOOLS
PHOENIX ALUMINIUM PRODUCTS PVT LTD
PHOENIX PRESS PARTS
PIONEER INDUSTRIAL ENTERPRISES
PIONEER SPRING & S
PLASTIMOL
POKHARKAR INDUSTRIES
POONA AUTO ANCILLARIES PVT LTD
POONA DISTRICT LEPROSY COMMITTEE
POONA DISTRICT LEPROSY COMMITTEE
POONA TOOLS PVT LT
PRABHA ENGINEERING
PRADIP PLASTIC MOULDERS
PRADIP PLASTIC MOULDERS
PRAKASH INDUSTRIES
PRAKASH PRODUCTS
PRAVAT FABRICATORS PVT LTD
PRAVIN AUTO ENGINE
PRAVIN ENGINEERING P LTD
PRECISION ENGG WORKS
PRECISION POLYMERS
PRESTIGE
PRITAM AUTOMECH (P) LTD
CHEMETALL RAI INDIA LIMITED
PRASHANT NEERAJ ENTERPRISES
PRITAM MACHINE TOOLS
PRECISION AUTOMOTIVE
POWER DRIVE INDIA
PAWAN AUTO INDUSTRIES
P KUMAR & BROS
POLYCAB PREMIERS PVT LTD
PROGRESSIVE ENGINE
PRESSURE CONTROL EQUIPMENT
P K PRESS METAL PRIVATE LIMITED
PEEJEE ENGINEERING WORKS
PRAGATI ENGG AUDYOGIC SAHAYOG
PRESMET ALLOYS PRIVATE LIMITED
PHOENIX MEDICAL SYSTEMS (P) LTD
PUNJAB PAINT COLOUR & VARNISH
POLYPACK INDIA MANUFACTURING CO PVT LTD
PERFECT INDUSTRIAL ENTERPRISE
PURNIMA PRINTERS PVT LTD
PRATIMA ENTERPRISE
PRESCO MEC AUTOCOMP PVT. LTD.
PRIMA CONTROLS PVT LTD
POONA SHIMS PVT LTD
P R PRESS WORKS
PRESS TOOLS & COMPONENTS COMBINE
PUNE POLYTRONICS PVT LTD
PRECICOMPO
PATSON ENGINEERS
PYRAMID FABRICATOR
PRAVIN WIPERS & ANCILLARY
P M S PRECISION ENGINEEERS
PRAMOD ENGINEERS
PACTIL
PERFECT PINS
POLYPLASTICS
PATHEJA BROTHERS FORGINGS & STAMPINGS LTD
PREMIER SEALS (IND
PFEDA SYNTHETICS PVT LTD
PIONEER INDUSTRIES
PRAVI AUTO SWING PVT LTD
PRECISE AUTO ANCILLARIES PVT LTD
PITRODA PULVERISING ENGG.

VIPULSPLASTOCRAFTS
PREET ENGINEERS
PARSHWANATH METAL PROCESSORS (I) PVT LTD
PERFECT ALLOY COMPONENTS PVT LTD
PRAVIN PRINTERS & PUBLISHERS PVT LTD
PACE EQUIPMENT PRIVATE LTD
PANSE AUTOCOMPS PVT LTD
PIONEER INDUSTRIES
PRECISION TOOL CRA
PLATE MASTERS
PERFECT PROFILE CENTRE
POONAM DRESSES & TAILORING FIRM
PREMIUM MOULDING & PRESSING PVT LTD
PRIMA PAPER & ENGG
PUNE TECHTROL P LTD
PIONEER FURNACES PVT LTD
PRECI METCUT TOOLINGS PVT LTD
PRAKASH DIESELS
PRECISION ENGG WORKS
PRESSIDYNE
PASCAL INDL EQUIP MFG & CONSULTANCY PVT LTD
PRESTIGE AXLES PVT LTD
PRIME GAUGES
PROGRAMMED ENGINEERING PRODUCTS PVT LTD
POLY PRODUCTS
PREMAG PRODUCTS PVT LTD
PRISM ENGINEERS
PULSAR RUBBER MFG CO PVT LTD
PRESCON PVT LTD
PARACOAT PRODUCTS LIMITED
PARACOAT PRODUCTS LTD
PRO-ARC WELDING & CUTTING SYSTEMS PVT LTD
PAKO COMMUNICATIONS PVT LTD
PIONEER MACHINES
QSC ENGG PVT LTD
QUALITY ANCILARY
QUALITY COMPONENTS
QMAX TEST TECHNOLOGIES PVT LTD
QUALITY PRESSING PRODUCTS
R D ASHAR
R R INDUSTRIES
RAJESH ENTERPRISES
RAJHANS ENGG WORKS
RAMCO AUTOMATICS
RAMESH &CO
RAMESH & CO
RANK ENGG WORKS
RAVI INDUSTRIES
RAVJEET ENGG SPECIALITIES PVT LTD
REFLEX INDUSTRIES
REMSONS INDUSTRIES
REPUTE ENGINEERING STORES
RESINS & PLASTICS PVT LTD
RIGHT TIGHT FASTENERS PVT LTD
RIGHT TIGHT FASTNERS PVT LTD
THE ROLLER BEARING CO BIHAR
ROPLAS INDIA LTD
ROY BROTHERS KADMA
RUBER AUTO INDUSTRIES
RUPAM ENGINEERING
RURAL AUTO ELECTRO
RAINBOW ENGINEERING CO
RINBI AUTO ENGINEERING P LTD
REDOLENT ENGG & MFG CO
RAMKRISHNA FORGINGS LTD
R K ENGINEERING WORKS
R K ENGINEERING WORKS
RAMASU HYDRAULICS PVT LTD
RAY CONSTRUCTION
R LAL & CO
ROOTS INDUSTRIES LIMITED .
R P ENTERPRISE
RAMBAL MOULDERS (P) LTD .
RAJSHI PROCESSORS
RAJESH ENGINEERING WORKS
RAJ ENTERPRISES
R C ENGINEERING WORKS
RAJKAMAL INDUSTRIES
RAJAN ENTERPRISES
RENUKA AUTO CRANK
RAJ HIGH-TECH VENTURES PVT LTD
RIVOLTA AUTO INDUSTRIES
RIVOLTA AUTO INDUSTRIES PVT LTD
RASADHARA INDUSTRIES
RAJKALA AUTOBODY WORKS
ROOTS INDUSTRIES LIMITED
RASKIN OXYGEN PROBE SYSTEMS
RIJ ENGINEERING PVT LTD
RANE ENTERPRISES
RAVI & COMPANY
R B INDUSETRIES

Schedule forming part of the balance sheet and profit and loss account

"14" [Item no 14] (contd.)

(A) Notes on the Balance Sheet (Contd.)

8. The Small Scale Industrial undertakings to whom amount is outstanding for more than 30 days are as follows (contd.):

RAHUL ENTERPRISES
RAVI TECHNOCRAFT (I) PVT LTD
REWALE ENGINEERING
ROHIT INDUSTRIES
S K ENGINEERING
S K ENGG
S M AUTO ENGINEERING PVT LTD
S S S INDUSTRIES
S VISHWAKARMA ENTERPRISES
S.YASHWANT & COMPANY ENGINEERS
SACHIN ENGG
SACHIN ENG
SADERA ENGG WORKS
SAFETY PRODUCTS & SERVICES
SAGAR CONTAINERS
SAHAJEEVAN AUDH SAHK SANST MAR
SAHAJEEVAN AUDYOGIC SAHAKARI
SAHU TIMBERS
SAM LEATHER & PLASTIC WORKS
SAHYOG ENGINEERS
SAMARTH ENGG CO P LTD
SAMIR INDUSTRIES
SAMSONS RUBBER INDUSTRIES P LTD
SANCHETI INDUSTRIE
SANJAY FOUNDERS PVT LTD
SANSAR ENTERPRISES
SANT ENGINEERING W
SARDUL AUTO WORKS
SATI INDUSTRIAL ENTERPRISE
SAVAN ANCILLARIES
SCIENTISTS OWN CONCERN
SEAM ENGINEERS
SENEX ENGG WORKS
SHAH UDYOG
SHAILESH INDUSTRIES
SHARADA INDUSTRIES
SHARMA BROTHERS
SHARMA ENTERPRISE
SHARPCO TOOLS & ACCESSORIES
SHEETAL INDUSTRIES
SHELIK INDUSTRIES
SHREE ADARSH ENTERPRISES
SREE LAXMI TIMBER
SHREE PLASTIC INDU
SHRI GANESH FOUNDR
SHRIRAM RUBBER PRODUCTS PVT LTD
SINGH ENGG CO
SINGHEL ENGG
SINGHBHUM MACHINOMETAL PRIVATE
SITAL ENGG WORKS
STUSER TOOLS PVT LTD.
SOUND ELECTRONICS
SOUTHERN FOUNDERS
SPACERALL
SPARES CO
SPIRE INDIA
SPIRE INDIA
SPRING FASTENERS
SRI DASHMESH ENGG WORKS
SRIJAN CONTROL DRIVES
SRINIVAS ELECTRIC
STANDARD ENGG COMPANY
STEELMAN S INDUSTRY
SUJAN INDUSTRIES
SUMAX PRECISION
SUN RISE PLASTICS INDUSTRIES
SUPER SCREWS PVT. LTD.
SUPER SEALS INDIA LIMITED
SUPREME INDUSTRIES
SURESH PRESS WORKS
SYSTEMS ENGINEERS
SUMAN INDUSTIES
SHREERAM POLYPLAST
SHIVAM ENTERPRISES
SHREE KOTESHWAR MINECHEM INDUSTRIES
SHREE KOTESHWAR MINERALS
SHANSONS ENGINEERING
STUD ASSOCIATES
SIMPLEX PECISION INSTRUMENTS
SHREE JAGADAMBA INDUSTRIES
S I ENTERPRISE
SEAM ENGINEERS
S S ENTERPRISES
SINGH & SONS INDUSTRIES
SONI AUTO & ALLIED INDUSTRIES P LTD
SUMIT ENTERPRISES
STEEL INDUSTRIES
S S PLASTICS
STEELCITY METAL PR
SHARAD CHANDRA
SUSIRA INDUSTRIES
S K TIMBERS
SANTI PLASTIC ENTERPRISE
SUNNY AUTO PRODUCTS PVT.LTD.
SOAMI & CO
SOMNATH SEVASHRAM
SIMPSON SABIND INDUSTRIES LTD
SINGHBHUM TECHNOCAST PVT LTD
SUPER CRAFT FOUNDRY
SHILP UDYOG
SOMA PUF METAL PVT LTD
STALLION AUTO PARTS PVT. LTD.
SUPRABHA INDUSTRIES LIMITED.
SATLUZ ENGG PVT LTD.
SAROOPSONS INDUSTRIES PVT LTD
SUN - N - SHADE SUNVISORS PVT. LTD.
SPIRAX MARSHALL LTD
SAMCO AUTO (INDIA)
SHRIPAD ENGINEERING WORKS
S M ROLLING WORKS
SAH PETROLEUMS LIMITED
SAH PETROLEUMS LTD
SQUARE ENGINEERING CO
SANJAY ENTERPRISES
SANGHI GASES
SAHYADRI INDUSTRIE
SAINA INDUSTRIES
SUVARNA FIBREGLASS ENGINEERS
SAN ELECTRO TEKNIKS
SHAREEN AUTO PVT LTD
SHRINIVAS ENG WORKS
SHRINIVAS ENGINEERING WORKS
SANSONS ENTERPRISES
SUYASH ENTERPRISES
SHEETAL ENTERPRISE
SHRI SAPTASHRINGI INDL PROD
STEEL SMITH
SAMUDRA ELECTRONIC SYSTEMS PVT LTD
SHRIRAM FOUNDRY LI
SIDHESHWAR AND CO
SAKI AUTO PRODUCTS PVT LTD
SUDARSHAN RUBBER PRODUCTS PVT
SUPERFLEX ENGG & P
SAWALKA TOOLS AND MACHINES PVT LTD
SUBHADRA ENTERPRISES
SRI RAJALAKSHMI COMMERCIAL KITCHEN EQUIP P LT
SHREE BALAJI TEXTILES
SEIMITSU ENGINEERING PRIVATE LTD
STAR AUTO INDUSTRIES
SHYAMLAL IRON 7 STEEL CO
SEVENSTAR ENGINEERING PVT LTD
SAMCO ALLOYS (INDI
SRICHARAN ENTERPRISES
STEEL ENGINEERS
SIDHARUD PRESS TOOLS
SHARP ENGINEERS
SHREEKRIPA ENTERPRISES
SHIVSHAKTI INDUSTRIES
SAM INDUSTRIES
SURYA ENGINEERS
SUSHIL ENTERPRISES
SUYOG RUBBER INDIA
SPECTRON SALES & SERVICE PVT LTD
SETWIN INDUSTRIES
SAI INDUSTRIES
SIDDHALAXMI ENGINEERING IND P LTD
SUVARNA FIBROTECH PVT LTD
SONVIN ENGINEERING PVT LTD
STARVOX ELECTRONICS LIMITED
SHIMPUKADE ENGINEERING PVT LT
SANSUI ELECTRONICS PVT LIMITED
SHUTHAM ELECTRIC L
SPARK LINE INDUSTRIES
SUNBEAM FABRICATORS AND POLYMERS PVT LTD
SAMARTH AUTO PRECISION (I) PVT LTD
SREE S G K INDUSTRIES
SHREE GAJANAN ENGINEERING WORKS
SUHAS ENTERPRISES
SATYAJEET MECHANISMS
SHIRKE ENGINEERING SERVICES PVT LTD
SUYESH ENTERPRISES
SUPER BLAST INDUSTRIES
SHRI. VENKATESHWARA ENGINEERS
SPAN ASSOCIATES
SANKAR SEALING SYSTEMS P LTD
SEA PUMPS
SUBODHAN ENGRS (PUNE) P. Ltd
SMASH CONTROLS
S.S ENGINEERING WORKS
SANES
SPEEDY MEASURING EQUIPMENT CO P LTD
SAHYADRI UDYOG
SHREE KEDAR MUDRAN
SHREE KOTESHWAR MINECHEM INDU
SHIV INDUSTRIAL PRODUCTS
SEAL JET INDIA PVT LTD
SEINUMERO ENGINEERING INDIA L
SHRIRAM TOOLS
SUMEDHA MICROWARE
LOKESH AUTO
S R ASSOCIATES
STAR ENGINEERING WORKS
SUPER CRAFT FOUNDRY
SPARK LINE EQUIPMENTS PVT LTD
SHRI SAI RUBBER COATING
SUNORANGE ENTERPRISES PVT LTD
SPA COMPUTERS LTD
SYNERGETIC SALES & SERVICES P LTD
STRIDENT POLYMERS
SAGI BODY WORKS
SURABHI PRINT ART
SAI ENTERPRISES
SHRUTI ENTERPRISES
SIDDHARTH INDUSTRIES
S P M INDIA LTD
SWAPNIL AUTO ENGINEERING PVT
SUNVISORS INDIA PRIVATE LTD
SURI AUTO PRODUCTS
SPECIAL SYSTEMS
SAWANT ENGINEERING
SEINUMERO MACHINE TOOLS LTD
SANMATI SINTERED M
SAPTASHRUNGI ELECTRICALS
SHANTI FOUNDRY SERVICES
SHIVAM INDUSTRIES
SUPRIMA SYSTEMS
SYNDICATE EXHAUST SYSTEMS (P) LTD
SPRING INDIA
STERIMED SURGICALS (INDIA) PVT LTD
SUNIL ENTERPRISES
SUBISHI IMPEX PVT LTD
SWIFT ENTERPRISE PVT LTD
SIARA ENGINEERING PVT LTD
SHREE SUDARSHAN RUBBER PRODUC
SHARPLINE MACHINERY PVT LTD
SHREE INDUSTRIES
SHREE SATYA MINERALS PVT LTD
SAN ENTERPRISES
SRI ABIRAMI CASTING PVT LTD
TARA ENGG & MFG CO
TATANAGAR STEEL PRODUCTS
TAURUS FLEXIBLES
TECIL ENGG. LTD.
TESTO ENGINEERING WORKS PVT LTD
THE ATOZ COMPANY
TIGON PIPE BENDERS PVT LTD
TOSHNIWAL INDUSTRIES PVT LTD
TREAT METAL ENGINEERS
TURNO INDIA PVT LTD
TUSHAR ENGG PVT LTD
TWIN ENGINEERS PVT LTD
TOOLS & FIXTURE MANUFACTURING CO
TUFF SEAL PVT LTD
TRAMCO COACHES PVT LTD
TECHNO ENGG
TATANAGAR METAL & ALLOY
TECH TRADE
TUBE COMPUTECH PVT
NEW TRIVENI MINERALS
TIRUPATI AUTO SPARES PVT LIMITED
TOOL AND GUAGES CO
TEKNIK PLANT & MACHINERY MFG CO PVT LTD
TOYO SPRINGS LIMITED
TURNWELL ENGINEERS
TRIMURTI ENGINEERS
TUBEFLEX
T G R ENGINEERING & AUTOMOTIVES (P)
TOOL-O-GRIND
THREE M ENERGY ENVIRONMENT PVT LTD
TSC INSTRUMENTS PVT LTD
T I FLEXIBLE TUBES LTD
TULSI RUBBER PRODU
THENA ENTERPRISES
T. V. SUPER FILTER INDUSTRIES
THREE ESSS PACKAGI
UMA PRECISION PVT LTD
UNION PLASTIC & ENGG WORKS
UNITED ENGG SERVICES
UNITED METACHEM PVT LTD
UNITED TYREKRAFTS PVT LTD
UNITY GAUGE & TOOL CO PVT LTD
UNIVERSAL ENTERPRISES
UNIVERSAL PRECISION TOOLS
UNIVERSAL SPRINGS
UNIVERSAL ENGINEERING
UNIPLAST PRIVATE LIMITED.
URASTUN METAL INDUSTRIES PVT LTD
UCHIL INDUSTRIES
ULTRASEAL INDIA PVT LTD
UCAL PRODUCTS PRIVATE LTD
UNIVERSAL FANS (INDIA) PVT LTD
UNITED PRESSINGS
UNITY INDUSTRIES
USHA METAL FORGING
UI CRANKSHAFT ENGINEERING WORKS
UNIVERSAL PRECISION PRODUCTS
UNITREAD ENGINEERING PVT LTD
USHA ENTERPRISES
UNIQUE CIRCLS GASKET CO
UNIQUE PLASTIC & ENGINEERING
VINKI ENGINEERS
VAKO SEALS
VALCO INDUSTRIES INSTRUMENT DIVISION
VARSHA PRECISION INDUSTRIES
VEEJAY ENGINEERS
VENUS MANUFACTURING CO
VERSATILE ENGINEERS
VIBROMECH ENGINEERS & SERVICES LTD
VIBROMECH ENGINEERS & SERVICE
VIG FURNITURE HOUSE
VIJAY ENGG WORKS
VIJAY ENTERPRISES
VIJAYESH INSTRUMENTS PVT LTD
VIJOY ENTERPRISES
VINEET LAGHU UDYOG
VINKI ENGINEERS
VIVEK ENGINEERS
VIJAYSHREE INDUSTRIES LTD
VIJAYSHREE INDUSTR
VIJAY INDUSTRIAL EQUIPMENTSCO
VIKS GEARS (INDIA) LTD.
VISHAL PACKERS PRI
VIKAS RICE MILL
VINMAN ENGINEERING PVT LTD
V.M. METAL INDUSTRIES
V R COATINGS
VARDHINI UDYOG
VANKUSHA RUBBER
VIJAYA ENGINEERING COMPANY
VIKAS INDUSTRIES
VIB'S INDIA PRESSINGS
VINIL PROCESS CONTROLS PVT LTD
VICO FORGE PRIVATE LIMITED
VENUS INDUSTRIAL
VENUS INDUSTRIAL CORPORATION LTD
VIRTUE ELECTRONICS
VIKAS ENGINEERING WORKS
VISHAL PLASTIC AND RUBBER INDUSTRIES
VIKRAM ENGINEERING WORKS
VENKATESH ENTERPRISES
VIDYUT PLAST
VIPUL-S PLASTOCRAF
VISHVACHAYA GALVANIZERS PVT LTD
VEEL ENGINEERING (PUNE) PVT LTD
VIGHNAHAR AUTO PARTS PVT LTD
VIRAJ ENGIN.& EXPORTERS P LTD
THE WAXPOL INDUSTRIES LTD
WEST BENGAL CORPN
WOODCRAFT TRAINING CENTRE
THE WEST INDIA POWER EQUIPMENTS
WESTERN INDIA FORGINGS LTD
WASU INDUSTRIAL SERVICES
WESTERN PRESSING P
WATER TREATMENT SERVICES
WELD MARK
WINDALS AUTO PVT LTD
WESTERN CERAMICA
X L IMAGES
YEZDI ENGINEERS
YOUTH INDIA TRADIN
YAMUNA INDUSTRIES
YENKAY INSTRUMENTS & CONTROLS PVT LTD
YASHWANT ENGG WORKS
YASHASHREE ENGINEERS & CONSULTANTS
ZODIAC ENTERPRISES
ZATAKIA COMMERCIAL CORPORATION
ZAAM TOOLS.
ZEBRA WEBLIFT PVT LTD
ZELTEX MAGNETICS PVT LTD
ZERO DEFECT AUTO P LTD
ZAIN ENGINEERS
ZIRCAR CERAMICS PVT LTD



Schedule forming part of the balance sheet and profit & loss account

"14" [Item no. 14] (Contd.)

(A) Notes on the balance sheet (contd.)

				As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
9.	Claims against the Company not acknowledged as debts -				
	(i)	Sales Tax	- Gross	**221.34**	288.86
			- Net of Tax	**204.32**	266.13
	(ii)	Excise Duty	- Gross	**16.25**	18.05
			- Net of Tax	**15.00**	16.63
	(iii)	Others	- Gross	**143.16**	103.47
			- Net of Tax	**132.15**	95.32
	(iv)	Provision not made for income tax in dispute (exclusive of the effect of similar matters in respect of assessments remaining to be completed) in respect of matters :			
		(a)	Decided in Company's favour by Appellate authorities and for which Department is in further appeal	**14.99**	49.84
		(b)	Pending before Appellate authorities in respect of which the Company is in appeal and expects to succeed, based on decision in earlier assessment years	**76.10**	77.84
		(c)	Pending in appeal/other matters	**47.24**	45.22
	(v)	The Company has received an excise demand of Rs.308.88 Crores (2001-02 Rs. 308.88 Crores) including penalty of Rs.154.44 Crores (2001-02 Rs.154.44 Crores) regarding basis of assessable value for shipment for the period April, 1981 to September,1996. The Company believes these demands are not sustainable in view of the earlier decision of the Patna High Court and the Supreme Court in the same matter.			
	(vi)	The counter claim made by a party upon termination of distributorship arrangement by the Company is Rs. 32.43 Crores. (2001-02 Rs. Nil)			
	(vii)	The Company has entered into an option agreement under which it is under an obligation to purchase or arrange to purchase preference shares of Tata Finance Ltd. amounting to Rs.150 Crores (2001-02 Rs. Nil) subject to occurrence of certain specified events.			
10.	Estimated amount of contracts remaining to be executed on capital account and not provided for.			**57.58**	54.18
11.	Other money for which the Company is contingently liable -				
	(i)	In respect of bills discounted and export sales on deferred credit		**217.45**	531.71
	(ii)	The Company has given guarantees for :			
		(a)	Liability in respect of receivables assigned by way of securitisation	**114.20**	319.08
		(b)	Others	**0.66**	-

Schedule forming part of the balance sheet and profit & loss account

"14" [Item no. 17] (Contd.)

	2002-03 Rupees Crores	2001-02 Rupees Crores
(B) Notes to the profit and loss account:		
(1) Purchase of Products for Sale etc. include :		
(a) Spare parts and accessories for sale.	**211.02**	172.85
(b) Bodies and Trailers for mounting on chassis	**149.75**	83.04
	360.77	255.89

(2) Sales and Opening and Closing Stocks of Truck and Bus Chassis include Chassis mounted with bodies / trailers. [Also refer Schedule 14 and 15, Page 32 & 33]

(3) Research and Development expenditure of Rs. 57.84 Crores (2001-02 Rs. 92.37 Crores) including the amortised portion of deferred expenses, has been charged to Profit and Loss Account.

(4) In the year 2001-02, the Shareholders of the Company at the Extra-Ordinary General Meeting held on March 27, 2002 and the High Court of Judicature at Mumbai vide its order dated May 2, 2002 have approved the utilisation of Securities Premium Account in accordance with the provisions of Section 78 read with Section 100 of the Companies Act, 1956, towards adjustment of the following debit balances:

	2001-02 Rupees Crores
Deferred Revenue Expenditure	950.05
Capital Work in Progress	197.61
Diminution in the value of Investment	31.25
	1178.91

	2002-03 Rupees Crores	2001-02 Rupees Crores
(5) Interest :		
(a) On Debentures and Fixed Loans	**171.93**	280.71
(b) Others	**52.88**	114.72
	224.81	395.43
Less : (i) Transferred to Capital Account	**10.58**	19.00
(ii) Interest received on bank and other accounts [tax deducted at source Rs.3.79 Crores (2001-02: Rs. 0.48 Crore)]	**30.34**	33.32
(iii) Discounting charges (Net)	**(95.06)**	(39.12)
	278.95	382.23



Schedule forming part of the balance sheet and profit & loss account

"14" [Item no. 17] (Contd.)

(B) Notes to the profit and loss account (Contd.)

(6) Major components of deferred tax arising on account of timing differences are:

	As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
Liabilities:		
Depreciation	**(589.58)**	(603.55)
Others	**(63.72)**	(9.62)
	(653.30)	(613.17)
Assets:		
Unabsorbed Depreciation	**350.20**	523.18
Unabsorbed Business Loss	**73.25**	57.48
Employees Separation Schemes	**35.83**	70.84
Others	**88.72**	56.67
	548.00	708.17
Net Deferred Tax (Liability)/Asset	**(105.30)**	95.00

(7) Earnings Per Share:

			2002-03	2001-02
(a)	Profit/(Loss) after tax.	Rs. Crores	**300.11**	(53.73)
(b)	The weighted average number of Ordinary Share for Basic EPS.	Nos.	**31,97,77,525**	27,13,46,175
(c)	The nominal value per Ordinary Share	Rupees	**10**	10
(d)	Earnings Per Share (Basic).	Rupees	**9.38**	(1.98)
(e)	The weighted average number of Ordinary Share for Basic EPS.	Nos.	**31,97,77,525**	27,13,46,175
(f)	Add: Adjustment for Options relating to warrants and fractional coupons.		**57,71,591**	-
(g)	The weighted average number of Ordinary Share for Diluted EPS.		**32,55,49,116**	27,13,46,175
	Earnings Per Share (Diluted).	Rupees	**9.22**	(1.98)

(C) Other notes :

(1) Previous year's figures have been re-grouped where necessary.

(2) Comparative figures for 2001-02 are shown in brackets.

Schedule forming part of the balance sheet and profit and loss account

"14" [Item no. 17] (Contd.)

(D) Information in regard to opening stock and closing stock :

	2002-03		2001-02	
	Quantity Nos.	**Value Rupees Crores**	Quantity Nos.	Value Rupees Crores
(a) Opening Stock -				
Light, medium and heavy commercial vehicles, jeep type vehicles, passenger cars, utility vehicles etc. and bodies thereon.	**9,104**	**419.79**	10,313	440.58
Manufactured and Purchased Components for sale :				
Vehicle Spare Parts.		**131.58**		153.38
Scrap		**4.50**		5.10
		555.87		599.06
(b) Closing Stock -				
Light, medium and heavy commercial vehicles, jeep type vehicles, passenger cars, utility vehicles etc. and bodies thereon.	**12,157***	**548.19**	9,104*	419.79
Manufactured and Purchased Components for sale :				
Vehicle Spare Parts.		**122.02**		131.58
Scrap		**5.48**		4.50
		675.69		555.87

* Excluding 547 vehicles (2001-02 : 586 vehicles) which have been transferred for internal use or totally damaged in transit and insurance claims settled and is net of adjustments.


TATA

Schedule forming part of the profit and loss account

"15" [Item no. 17]

Information in regard to Sales effected by the Company (excluding inter-divisional transfers, settlements for *damaged goods and goods capitalised*) :

		2002-03		2001-02	
		Quantity Nos.	**Value Rupees Crores**	Quantity Nos.	Value Rupees Crores
1.	Light, medium and heavy commercial vehicles, jeep type vehicles, passenger cars, utility vehicles etc. and bodies thereon	**219,859**	**9877.29**	183,224	7978.83
2.	Spare Parts for Vehicles		**551.58**		483.38
3.	Export incentives		**22.30**		33.19
4.	Marine Engines	**4,359**	**37.16**	2,615	29.75
5.	Scrap		**34.08**		26.39
6.	Castings and Forgings		**72.58**		79.89
7.	Income from Services		**9.05**		5.28
			10604.04		8636.71

Note :

Sale Value of Products included above is net of remuneration paid for services rendered for Exports amounting to.		**3.69**	5.10

Schedule forming part of the profit and loss account

"16" [Item no. 17]

Quantitative information in regard to installed capacity and the goods manufactured by the Company :

	Unit of measurement	Installed capacity*	Actual production**
1. On road automobiles having four or more wheels such as light, medium and heavy commercial vehicles, jeep type vehicles and passenger cars covered under Sub-heading (5) of Heading (7) of First Schedule (Jamshedpur Works)	Nos.	**60000**	**45244**
		(60000)	(32629)
2. Motor Vehicles for transport of ten or more persons including the driver, motor cars and other motor vehicles for transport of persons, motor vehicles for transport of goods, chassis fitted with engine for motor vehicles (Pune Works) Licensed Capacity - 4,00,000 Nos.- Licence dated November 24, 1998	Nos.	**270000**	**168696**
		(270000)	(140863)
3. Motor Vehicles for transport of ten or more persons including the driver, motor cars and other motor vehicles for transport of persons, motor vehicles for transport of goods, chassis fitted with engine for motor vehicles (Lucknow Works)	Nos.	**30000**	**9519**
		(30000)	(9109)
4. Special Purpose Motor Vehicle, other than those principally designed for the transport of persons or goods (Dharwad Works)	Nos.	-	-
		(-)	(-)
5. Truck and Bus Bodies (on single shift basis)	Nos.	**2160**	-
		(2160)	(-)
6. Diesel Engines for Industrial and Marine applications	Nos.	@	**4359**
		@	(2615)
7. Electric Equipments (on maximum utilisation basis) -			
(a) Printed circuit Motors upto 2.2 KW ratings	Nos.	**150**	-
		(150)	(-)
(b) Spot Welding Guns	Nos.	**80**	-
		(80)	(-)
(c) In Process Gauging	Nos.	**40**	-
		(40)	(14)
(d) Rotary Position encoder and readout	Nos.	**100**	**1**
		(100)	(-)
(e) Linear Position encoder and readout	Nos.	**100**	-
		(100)	(-)
(f) Proximity Switch	Nos.	**1000**	-
		(1000)	(-)
(g) Electrical Copy Machining	Nos.	**10**	-
		(10)	(-)

Schedule forming part of the profit and loss account

"16" [Item no. 17] (Contd.)

		Unit of measurement	Installed capacity*	Actual production**
7.	Electric Equipments (on maximum utilisation basis) - (contd.)			
	(h) Numerical Control of Machine Tools.	**Nos.**	**10**	**-**
			(10)	(-)
	(j) Solid State Controller for Machine Tools.	**Nos.**	**50**	**-**
			(50)	(-)
	(k) L.V.D.T., Vertical Bar Display, Analogue Timer, Digital Counter and Digital Timer .	**Nos.**	**4200**	**-**
			(4200)	(-)
	(l) Electronic Comparator, Electronic Weighing Instruments, Crane - Weighing Instruments and Test Rig equipment.	**Nos.**	**260**	**12**
			(260)	(7)
8.	S. G. Iron Castings.	**Tonnes**	**11000**	**10734**
			(11000)	(8574)
9.	S. G./Grey Iron Semis by continuous casting process.	**Tonnes**	**3600**	**-**
			(3600)	(-)
	Manufactured Components for Sale ~	**Rupees Crores**		**127.65**
				(127.06)

* On double shift basis including capacity for manufacture of replacement parts as certified by the management and relied upon by the Auditors.

** Includes production for internal use.

@ These are manufactured against spare capacity under (1) and (2) above.

~ The production disclosed against manufactured components is the value (as this is more meaningful than quantity) of such components transferred during the year to the warehouses for sale.

Schedule forming part of the profit and loss account

"17" [Item no. 17]

Information regarding exports and imports and other matters :

	2002-03	2001-02
	Rupees Crores	Rupees Crores
1. Earnings in foreign exchange :		
(i) F.O.B. value of goods exported [including sales through Export House, Exports to Nepal and local sales eligible for export incentives & exchange differences of Rs. 2.49 Crores (2001-02 Rs.5.22 Crores)].	**458.07**	620.21
(ii) Interest and Dividend.	**0.85**	0.81
(iii) Others.	**0.18**	-
2. C.I.F. value of imports		
(i) Raw Materials and Components.	**90.16**	75.45
(ii) Machinery spares and tools.	**12.47**	6.97
(iii) Capital goods.	**69.17**	25.19
(iv) Spare Parts for sale.	**2.42**	2.73
(v) Other items.	**6.13**	2.88

The imports shown above are as per the customs copies of licences/bills which, as certified by the Company to the Auditors, cover the entire imports during the year.

	2002-03	2001-02
3. (a) Value of imported and indigenous raw materials and components consumed :		
(i) Imported at Rupee cost .	**96.77**	104.31
(ii) Indigenously obtained.	**5242.04**	4356.27
(b) Percentage to total consumption :		
(i) Imported. %	**1.81**	2.34
(ii) Indigenously obtained. %	**98.19**	97.66

Notes : (a) In giving the above information, the Company has taken the view that spares and components as referred to in Clause 4D(c) of Part II of Schedule VI covers only such items as go directly into production.

(b) The above figures have been shown after giving effect to certain estimates and assumptions made by the Management which have been relied upon by the Auditors. (See Note to Schedule 18, Page 37)



Schedules forming part of the profit and loss account

"17" [Item no. 17] (Contd.)

	2002-03 Rupees Crores	2001-02 Rupees Crores
4. Expenditure in foreign currency (subject to deduction of tax where applicable) :		
(i) Royalty and Fees payable to Technical Associates.	**29.90**	16.68
(ii) Interest (including interest on convertible debentures held by non- residents and payments in Rupees to financial institutions on foreign currency loans)	**31.40**	47.93
(iii) Commission on Exports (paid through Export House).	**16.67**	12.49
(iv) Payments on Other Accounts (including net Exchange differences).	**57.54**	67.56

"18" (Item no.17)

Information in regard to raw materials and components consumed :

	Unit of Measurement	2002-03 Quantity	2002-03 Value Rupees Crores	2001-02 Quantity	2001-02 Value Rupees Crores
Steel.	Tonnes	**1,09,600**	**236.66**	85,331	200.43
Steel Tubes.	Tonnes	**1,497**	**7.14**	1,158	5.57
Non-ferrous alloys/metals.	Tonnes	**1,388**	**12.04**	1,341	12.39
Ferro Alloys.	Tonnes	**1,395**	**5.13**	1,204	4.16
Steel Melting Scrap.	Tonnes	**55,106**	**43.89**	49,584	38.35
Paints, Oils and Lubricants.	Tonnes	**1,802**		1,476	
	Kilo litres	**7,583**	**77.04**	6,576	65.72
Tyres, Tubes and Flaps.	Nos.	**20,72,283**	**396.59**	12,32,741	315.15
Cummins Engines	Nos.	**41,432**	**461.02**	31,736	356.57
CNG Engines	Nos.	**503**	**13.89**	569	17.31
Other components.			**4,085.41**		3,444.93
			5,338.81		4,460.58

Note : The Consumption figures shown above are after adjusting excesses and shortages ascertained on physical count, unserviceable items, etc. and effects of certain estimates and assumptions made by the Management and relied upon by the Auditors. The figures of other components is a balancing figure based on the total consumption shown in the profit and loss account.

Additional Information as required under part IV of Schedule VI to the Companies Act, 1956

Balance Sheet Abstract and Company's General Business Profile:

I. Registration Details:	
Registration No	4520
State Code	11
Balance Sheet Date	31.3.2003
II. Capital Raised during the Year	(Amount in Rs.Thousand)
Public Issue	Nil
Rights Issue	Nil
Bonus Issue	Nil
Private Placement	Nil
III. Position of Mobilisation and Deployment of Funds	(Amount in Rs.Thousand)
Total Liabilities	76186457
Total Assets	76186457
Sources of Funds:	
Paid-up Capital	3198253
Reserves & Surplus	22773355
Secured Loans	10373179
Unsecured Loans	4209881
Deferred Tax Liability	1053000
Application of Funds:	
Net Fixed Assets	33065849
Investments	11959809
Net Current Assets	(4333447)
Misc. Expenditure	915456
IV. Performance of Company	(Amount in Rs.Thousand)
Turnover	108550360
Total Expenditure	(103446706)
Profit Before Tax	5103654
Profit after Tax	3001057
Earning Per Share (Rs.)	9.38
Dividend Rate	40%

V. Generic Names of Three Principal Products/Services of Company: (as per monetary terms)

Item Code No. (ITC Code)	8702 to 8708 except 8705 and 8707
Product Description	Chassis and Vehicles for transport of goods and passengers, including motor car and parts thereof.



Auditors' Report on Consolidated Financial Statements

TO THE BOARD OF DIRECTORS
THE TATA ENGINEERING AND LOCOMOTIVE COMPANY LIMITED

1. We have audited the attached Consolidated Balance Sheet of the Tata Engineering and Locomotive Company Limited ('the Company'), and its subsidiaries (the Company and its subsidiaries constitute 'the Group') as at March 31, 2003 and also the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year ended on the date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
2. We conducted our audit in accordance with the generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.
3. (a) The financial statements of subsidiaries which in the aggregate represent total assets (net) as at March 31, 2003 of Rs. 271.05 crores and total revenues for the year ended on that date of Rs. 166.76 crores and of associates which reflect the Group's share of loss (net), for the year of Rs. 18.93 crores, and up to March 31, 2003 of Rs. 98.66 crores have been audited (except as indicated in 3 (b) below) by other auditors and we have relied upon such audited financial statements for the purpose of our examination of the consolidated financial statements.

   (b) As stated in Note B (7), as the audited financial statements for the year ended March 31, 2003 of Tata International Ltd., an associate of the Company are not available, the investment has been valued in the Consolidated Financial Statements on the basis of unaudited financial statements for that year as provided by the management of that associate.
4. Subject to our remarks in para 3(b) above:-

   (a) We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard 21 'Consolidated Financial Statements' and Accounting Standard 23 'Accounting for Investments in Associates in Consolidated Financial Statements', issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of the Company, its subsidiaries and associates included in the consolidated financial statements.

   (b) On the basis of the information and explanations given to us and on the consideration of the separate audit reports on individual financial statements of the Company, its aforesaid subsidiaries and associates, in our opinion, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

      i. in the case of the Consolidated Balance Sheet, of the consolidated state of affairs of the Group as at March 31, 2003;

      ii. in the case of the Consolidated Profit and Loss Account, of the consolidated results of operations of the Group for the year ended on that date; and

      iii. in the case of the Consolidated Cash Flow Statement, of the consolidated cash flows of the Group for the year ended on that date.

For A F FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner

Membership No.: 10296

Mumbai, June 14, 2003

For S B BILLIMORIA & CO.
Chartered Accountants

N VENKATRAM
Partner

Membership No.: 71387

Consolidated Balance Sheet as at March 31, 2003

	Schedule	Page	Rupees Crores	Rupees Crores	As at March 31, 2002 Rupees Crores
SOURCES OF FUNDS					
1. SHAREHOLDERS' FUNDS					
(a) Capital	1	45	**319.83**		319.82
(b) Reserves and Surplus	2	45	**1900.18**		1836.17
				2220.01	2155.99
2. MINORITY INTEREST				**41.13**	40.24
3. LOAN FUNDS					
(a) Secured	3	46	**1356.10**		1771.25
(b) Unsecured	4	46	**433.55**		1049.06
				1789.65	2820.31
4. DEFERRED TAX LIABILITY (NET)				**100.98**	—
5. TOTAL FUNDS EMPLOYED				**4151.77**	5016.54
APPLICATION OF FUNDS					
6. FIXED ASSETS					
(a) Gross Block	5	47	**6324.59**		6170.50
(b) Less - Depreciation			**2840.38**		2524.75
(c) Net Block			**3484.21**		3645.75
(d) Capital Work in Progress			**165.00**		179.34
				3649.21	3825.09
7. GOODWILL (On Consolidation)				**73.63**	76.51
8. INVESTMENTS	6	48		**651.80**	715.22
9. DEFERRED TAX ASSET (NET)				—	102.00
10. CURRENT ASSETS, LOANS AND ADVANCES					
(a) Interest Accrued on Investments			**0.01**		—
(b) Inventories	7	49	**1325.12**		1175.98
(c) Sundry Debtors	8	49	**1050.20**		886.67
(d) Cash and Bank Balances	9	49	**257.54**		331.71
(e) Loans and Advances	10	49	**652.67**		697.76
			3285.54		3092.12
11. CURRENT LIABILITIES AND PROVISIONS					
(a) Current Liabilities	11	50	**3275.91**		2627.36
(b) Provisions	12	50	**356.44**		209.09
			3632.35		2836.45
12. NET CURRENT ASSETS [(10) less (11)]				**(346.81)**	255.67
13. MISCELLANEOUS EXPENDITURE. (to the extent not written off or adjusted)	13	50		**123.94**	42.05
14. TOTAL ASSETS (NET)				**4151.77**	5016.54
15. BASIS OF CONSOLIDATION AND SIGNIFICANT ACCOUNTING POLICIES.	14	51			
16. NOTES TO BALANCE SHEET.	14	54			

As per our report attached

For A F FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner

For S B BILLIMORIA & CO.
Chartered Accountants

N VENKATRAM
Partner

Mumbai, June 14, 2003

H K SETHNA
Company Secretary

For and on behalf of the Board

RATAN N TATA — Chairman

N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
N N WADIA
S A NAIK
— Directors

RAVI KANT
PRAVEEN P KADLE
V SUMANTRAN
— Executive Directors

Mumbai, June 14, 2003



Consolidated Profit and Loss Account for the Year Ended March 31, 2003

	Schedule	Page	Rupees Crores	Rupees Crores	2001-02 Rupees Crores
INCOME					
1. SALE OF PRODUCTS AND OTHER INCOME.	A	43		**11444.32**	9322.20
LESS: EXCISE DUTY.				**1816.72**	1390.47
				9627.60	7931.73
EXPENDITURE					
2. MANUFACTURING AND OTHER EXPENSES	B	44	**8530.45**		7294.54
3. EXPENDITURE TRANSFERRED TO CAPITAL AND OTHER ACCOUNTS.			**(173.96)**		(169.74)
				8356.49	7124.80
PROFIT BEFORE AMORTISATION, DEPRECIATION, INTEREST, EXTRAORDINARY/EXCEPTIONAL ITEMS AND TAX				**1271.11**	806.93
4. AMORTISATION OF DEFERRED REVENUE EXPENSES				**11.68**	95.90
5. DEPRECIATION.				**397.74**	392.22
6. INTEREST (Note B (2), Page 58).				**325.43**	444.67
PROFIT / (LOSS) FOR THE YEAR BEFORE EXTRAORDINARY / EXCEPTIONAL ITEMS AND TAX				**536.26**	(125.86)
7. WRITE BACK/(PROVISION) FOR CONTINGENCIES				**20.00**	(20.00)
8. PROVISION FOR DIMINUTION IN VALUE OF INVESTMENTS.				**-**	(1.37)
9. EMPLOYEE SEPARATION COST				**(12.76)**	(32.92)
PROFIT / (LOSS) BEFORE TAX				**543.50**	(180.15)
10. PROVISION FOR TAX					
a) CURRENT TAX			**(33.66)**		(3.03)
PROVISION FOR EARLIER YEARS WRITTEN BACK			**9.14**		—
				(24.52)	
b) DEFERRED TAX			**(193.11)**		70.43
PROVISION FOR DEFERRED TAX FOR EARLIER YEARS ...			**(8.77)**		—
				(201.88)	
PROFIT / (LOSS) AFTER TAX				**317.10**	(112.75)
11. SHARE OF MINORITY INTEREST				**(0.85)**	5.56
12. SHARE OF PROFIT/(LOSS) IN RESPECT OF INVESTMENTS IN ASSOCIATE COMPANIES (Note B (7), Page 59)				**(16.13)**	—
13. AMORTISATION OF GOODWILL.				**(3.00)**	—
PROFIT / (LOSS) FOR THE YEAR				**297.12**	(107.19)
14. BALANCE BROUGHT FORWARD FROM PREVIOUS YEAR			**(96.60)**		(42.09)
15. SHARE OF ACCUMULATED PROFIT/(LOSS) IN RESPECT OF INVESTMENTS IN ASSOCIATE COMPANIES FOR PRIOR PERIODS			**(83.19)**		—
16. DEFERRED TAX ASSET FOR PRIOR PERIOD (Note B (4), Page 58)			**8.66**		—
BALANCE BROUGHT FORWARD FROM PREVIOUS YEAR AFTER ADJUSTMENT FOR PRIOR PERIODS.				**(171.13)**	(42.09)
17. TRANSFER FROM GENERAL RESERVE				—	53.33
18. INVESTMENT ALLOWANCE (UTILISED) RESERVE WRITTEN BACK.				**0.90**	—
AMOUNT AVAILABLE FOR APPROPRIATIONS				**126.89**	(95.95)
19. APPROPRIATIONS					
a) Proposed/(Interim) Dividend (including Minority Share)				**128.12**	(0.18)
b) Tax on Proposed/ (Interim) Dividend				**16.85**	(0.27)
c) General Reserve				**33.68**	-
d) Special Reserve				**0.91**	(0.20)
e) Translation Reserve				**0.02**	-
f) Balance carried to Balance Sheet				**(52.69)**	(96.60)
				-	-
20. EARNINGS PER SHARE [Note B(5), Page 59]					
Basic ... Rupees				**9.29**	(3.95)
Diluted. ... Rupees				**9.13**	(3.95)
21. BASIS OF CONSOLIDATION AND SIGNIFICANT ACCOUNTING POLICIES		51			
22. NOTES TO PROFIT AND LOSS ACCOUNT	14	58			

As per our report attached to the balance sheet

For A F FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner

For S B BILLIMORIA & CO.
Chartered Accountants

N VENKATRAM
Partner

Mumbai, June 14, 2003

H K SETHNA
Company Secretary

For and on behalf of the Board

RATAN N TATA — Chairman

N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
N N WADIA
S A NAIK
— Directors

RAVI KANT
PRAVEEN P KADLE
V SUMANTRAN
— Executive Directors

Mumbai, June 14, 2003

Consolidated Cash Flow Statement for the year ended March 31, 2003

		Rupees Crores	Rupees Crores
A.	**Cash flow from Operating Activities**		
	Profit for the year		297.12
	Adjustments for:		
	Depreciation.	397.74	
	Provision for Contingencies Written Back.	(20.00)	
	(Profit)/Loss on Sale of Assets (Net) .	(5.74)	
	Profit on Sale of Investments .	(6.50)	
	Share of Minority Interest	0.85	
	Amortisation of Goodwill	3.00	
	Wealth Tax .	0.56	
	Income Tax. .	24.52	
	Deferred Tax.	201.88	
	Interest/Dividend (Net) .	313.62	
	Share of Loss in respect of Investments in Associate Companies	16.13	
	Amortisation of Deferred Revenue Expenditure	11.68	
	Employee Separation Cost.	12.76	
			950.50
	Operating Profit before Working Capital Changes.		1247.62
	Adjustments for:		
	Trade and Other Receivables.	(180.46)	
	Inventories.	(149.14)	
	Trade and other Payables.	719.09	
			389.49
	Miscellaneous expenditure (to the extent not written off or adjusted) incurred during the year .		(106.33)
	Cash Generated from Operations		1530.78
	Direct Taxes (Paid)/Refund		(12.49)
	Net Cash from Operating Activities .		1518.29
B.	**Cash Flow from Investing Activities**		
	Purchase of Fixed Assets		(228.90)
	Sale of Fixed Assets.		50.28
	Purchase of Investments		(36.14)
	Sale/Redemption of Investments.		16.75
	Interest Received		29.94
	Dividend Received		11.53
	Proceeds from Maturity of Long Term ICD		10.19
	Placement of Long Term ICD		(4.31)
	(Increase)/Decrease in Short Term ICD		(2.75)
	Net Cash (used in) / from Investing Activities .		(153.41)
C.	**Cash Flow from Financing Activities**		
	Share issue expenses.		(0.26)
	Premium on redemption of debentures.		(16.92)
	Premium on issue of Shares .		0.02
	Proceeds from Long Term Borrowings		414.57
	Repayment of Long Term Borrowings		(1126.78)
	Increase/(Decrease) in Short Term Borrowings		(336.12)
	Proceeds from issue of shares		0.01
	Dividends Paid (including Dividend Tax)		(0.04)
	Interest Paid [including discounting charges paid, Rs 95.06 Crores, (2001-02 Rs.39.12 Crores)]		(373.52)
	Net Cash used in Financing Activities.		(1439.04)
	Net Increase / (Decrease) in Cash & Cash Equivalents.		(74.16)
	Cash & Cash Equivalents as on March 31, 2002		331.70
	(Excluding unrealised exchange difference Rs. 0.01 Crore)		
	Cash & Cash Equivalents as on March 31, 2003		257.54

Previous year's figures have not been stated as this is the first year for which Consolidated Cash Flow Statement has been prepared.

As per our report attached to the balance sheet

For A F FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner

For S B BILLIMORIA & CO.
Chartered Accountants

N VENKATRAM
Partner

Mumbai, June 14, 2003

H K SETHNA
Company Secretary

For and on behalf of the Board

RATAN N TATA — Chairman

N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
N N WADIA
S A NAIK
} Directors

RAVI KANT
PRAVEEN P KADLE
V SUMANTRAN
} Executive Directors

Mumbai, June 14, 2003


TATA

Schedule forming part of the consolidated profit and loss account

"A" (Item no. 1)

	Rupees Crores	2002-03 Rupees Crores	2001-02 Rupees Crores
SALE OF PRODUCTS AND OTHER INCOME			
1. SALE OF PRODUCTS / OTHER INCOME FROM OPERATIONS			
(a) Sale of Products/Services	**11292.79**		9073.52
(b) Income from Hire Purchase Contracts (Notes 1, 2 & 3 below)	**96.77**		73.96
(c) Miscellaneous Receipts (Note 4 below)	**30.54**		64.46
(d) Excess debits / Short credits in respect of previous years (Net)	—		90.35
(e) Exchange Difference (Net)	**5.26**		—
		11425.36	9302.29
2. DIVIDEND / OTHER INCOME (Note 5 below)		**18.96**	19.91
		11444.32	9322.20

	2002-03 Rupees Crores	2001-02 Rupees Crores
Notes: (1) Value of Hire Purchase Contracts entered into during the year:		
(i) Purchased vehicles (Note 2 below)	**966.58**	746.84
(ii) Vehicles from Company's stocks.	**95.08**	65.05
(2) Value of vehicles purchased and issued on Hire Purchase Contracts during the year	**807.90**	620.52
(3) Income from Hire Purchase Contracts includes net income on lease rentals and securitisation of receivables under Hire Purchase Contracts	**28.58**	14.40
(4) Miscellaneous Receipts include :		
(i) Profit on sale of assets [includes Capital Profits of Rs.21.55 Crores (2001-02 Rs. 0.76 Crore) out of which Rs.20.37 Crores (2001-02 Rs. Nil) pertains to sale of development rights related to land].	**30.04**	2.41
(ii) Excess of the face value over cost of the US Dollar Bonds bought back and cancelled	—	4.47
(5) Dividend/Other Income includes :		
(i) Income from Current Investments	**0.28**	0.58
(ii) Compensation for termination of business and non-compete agreements	—	3.05
(iii) Tax deducted at source.	**1.16**	0.04

Schedule forming part of the consolidated profit and loss account

"B" (Item no. 2)

	Rupees Crores	2002-03 Rupees Crores	2001-02 Rupees Crores
MANUFACTURING AND OTHER EXPENSES			
1. Purchase of Products for Sale, etc		**405.28**	289.09
2. Consumption of Raw Materials and Components		**5613.17**	4626.67
3. Processing Charges.		**117.56**	82.61
4. Payments to and Provision for Employees (Note 1 below)			
(a) Salaries, Wages and Bonus	**641.02**		594.15
(b) Superanuation, Gratuity, etc	**125.28**		139.24
(c) Contribution to Provident Fund, etc.	**44.99**		37.10
(d) Workmen and Staff Welfare Expenses	**94.95**		97.65
		906.24	868.14
5. Expenses for Manufacture, Administration and Selling:			
(a) Stores, Spare Parts and Tools consumed	**219.80**		187.41
(b) Freight, Transportation, Port Charges, etc.	**145.92**		128.98
(c) Repairs to Buildings	**8.08**		7.77
(d) Repairs to Plant, Machinery, etc.	**17.24**		12.28
(e) Power and Fuel	**210.52**		200.70
(f) Rent	**12.66**		9.82
(g) Rates and Taxes.	**25.76**		18.47
(h) Provision for Wealth Tax [Net of write back of **Rs.Nil** (2001-02 Rs. 0.67 Crore)]	**0.56**		0.55
(j) Insurance.	**30.07**		29.83
(k) Publicity.	**121.11**		94.49
(l) Other Expenses (Note 2 below)	**649.75**		512.45
(m) Incentive/ Commission to Dealers	**141.34**		127.36
(n) Excess debits/Short credits in respect of Previous Years (Net)	**8.87**		—
		1591.68	1330.11
6. Change in Stock in Trade and Work in Progress:			
Opening Stock	**780.26**		878.18
Less: Closing Stock	**883.74**		780.26
		(103.48)	97.92
		8530.45	7294.54

	2002-03 Rupees Crores	2001-02 Rupees Crores
Notes: (1) Payments to and Provision for Employees includes -		
(i) Net provisions for employee benefit schemes.	**14.14**	14.39
(ii) Managerial Remuneration for Directors (excluding provision for encashable leave and gratuity as separate actuarial valuation for Whole-time Directors is not available)	**2.26**	1.34
(2) Other Expenses include -		
(i) Loss on assets sold/scrapped/written off	**24.30**	4.35
(ii) Lease Rentals in respect of Plant & Machinery.	**6.54**	2.14
(iii) Provision for doubtful Sundry Debtors/Advances	**100.16**	83.14
(iv) Warranty Expenses [including Provisions **Rs.78.47 Crores** (2001-02 Rs. 58.35 Crores)] [Schedule 12(f), Page 50]	**111.39**	82.81
(v) Exchange differences (Net)	-	6.16
(vi) Securitisation expenses for Hire Purchase Contracts	**8.06**	9.19



Schedules forming part of the consolidated balance sheet

"1" [Item no.1(a)]

	As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
SHARE CAPITAL		
Authorised:		
35,00,00,000 Ordinary Shares of Rs. 10 each	**350.00**	350.00
5,00,00,000 Unclassified Shares of Rs. 10 each.	**50.00**	50.00
	400.00	400.00
Issued:		
31,98,85,379 Ordinary Shares of Rs. 10 each	**319.89**	319.89
Subscribed:		
31,97,84,387 Ordinary Shares of Rs. 10 each fully paid	**319.79**	319.78
Less: Calls in arrears.	**0.01**	0.01
	319.78	319.77
Share Forfeiture	**0.05**	0.05
	319.83	319.82

"2" [Item No.1(b)]

	As at March 31, 2002 Rupees Crores	Additions Rupees Crores	Deductions/ Adjustments Rupees Crores	As at March 31, 2003 Rupees Crores
RESERVES AND SURPLUS				
(a) Securities Premium.	**1205.11**	**3.28**	**17.23**	**1191.16+** 1205.11+
(b) Capital Redemption Reserve.	**2.28**	**—**	**—**	**2.28** 2.28
(c) Capital Reserve (On Consolidation).	**0.76**	**—**	**—**	**0.76** 0.76
(d) Debenture Redemption Reserve.	**334.15**	**—**	**—**	**334.15** 334.15
(e) Amalgamation Reserve.	**0.05**	**—**	**—**	**0.05** 0.05
(f) Investment Allowance (Utilised) Reserve.	**0.90**	**—**	**0.90**	**—** 0.90
(g) Special Reserve.	**3.04**	**0.91**	**0.04**	**3.91** 3.04
(h) General Reserve.	**386.48**	**33.78**	**9.75**	**410.51*** 386.48*
(j) Translation Reserve	**—**	**10.05**	**—**	**10.05**** —
	1932.77	**48.02**	**27.92**	**1952.87** 1932.77
(k) Profit and Loss Account.				**(52.69)** (96.60)
				1900.18 1836.17

+Securities Premium includes addition / deletion relating to the Company:

(a) Additions of **Rs. 3.21Crores** (2001-02 Rs. Nil) on account of sale proceeds of certain items of Capital Work in Progress which was adjusted to the Securities Premium Account in the previous year as per the High Court order and premium on conversion of debentures.

(b) Additions of **Rs. Nil** (2001-02 Rs. 341.52 Crores) on account of deferred tax liability applicable to adjustment of Deferred Revenue Expenditure against Securities Premium Account and premium on conversion of 7% Secured Convertible Debentures into equity **Rs. Nil** (2001-02 Rs. 351.59 Crores).

(c) Deletions aggregating **Rs. Nil** (2001-02 Rs. 1178.91 Crores) as per High Court Order in terms of Section 78 of the Companies Act, 1956 [Note B (1), Page 58], Rights Issue Expenses of **Rs. 0.26 Crore** (2001-02 Rs. 7.21 Crores) and Premium on redemption of debentures **Rs. 16.92 Crores** (2001-02 Rs. 3.90 Crores).

(d) Calls in arrears of **Rs. 0.03 Crore** (2001-02 Rs. 0.03 Crore) is netted off.

*Deferred Tax Provision pertaining to period prior to April 1, 2001 **Rs. 9.75 Crores** (2001-02 Rs. 301.62 Crores) and net transfer to Profit and Loss account **Rs. Nil** (2001-02 Rs. 53.33 Crores), have been reduced from the General Reserve.

Includes **Rs. 9.99 Crores on account of exchange fluctuation in respect of investments in an Associate Company.

Schedules forming part of the consolidated balance sheet

"3" [Item no.3 (a)]

	As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
LOANS - Secured		
(a) Non - Convertible Debentures.	**593.00**	1046.16
(b) Loans from Financial Institutions / Banks.	**322.44**	363.57
(c) Sales Tax Deferment Loan.	**133.57**	104.06
(d) Loans from Banks on Cash Credit Account.	**135.90**	148.12
(e) Foreign Currency Loans.	**151.19**	109.07
(f) Loans from Others.	**20.00**	0.27
	1356.10	1771.25

"4" [Item no.3(b)]

	As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
LOANS - Unsecured		
(a) Fixed Deposits	—	33.78
(b) Short Term Loans :		
(i) From Banks	**1.32**	15.25
(ii) Non-Convertible Debentures	—	35.00
(iii) From Others	**0.56**	1.37
(iv) Commercial Paper Issued	—	285.00
(c) Other Loans :		
* (i) From Banks	**206.91**	424.94
@ (ii) From Others	**224.76**	253.72
	433.55	1049.06
* Including payable in respect of finance lease	25.74	65.73
@ Including Sales Tax deferral scheme.	0.31	0.31



Schedule forming part of the consolidated balance sheet

"5"[Item no.6]

FIXED ASSETS	Cost as at March 31, 2002 Rupees Crores	Additions Rupees Crores	Deductions/ Adjustments Rupees Crores	Cost as at March 31, 2003 Rupees Crores	Deprecia-tion for the Year 2002-03 Rupees Crores	Total Deprecia-tion upto March 31, 2003 Rupees Crores	Net Book Value as at March 31, 2003 Rupees Crores
(a) Land	**8.52**	**-**	**0.16**	**8.36**	**-**	**-**	**8.36**
	8.52	-	-	8.52	-	-	8.52
(b) Buildings, etc. [Note (i) & (v)]	**725.07**	**34.48**	**3.51**	**756.04**	**20.13**	**172.08**	**583.96**
	682.10	43.00	0.03	725.07	20.15	153.21	571.86
(c) Leasehold.	**44.23**	**0.16**	**-**	**44.39**	**0.42**	**2.98**	**41.41**
	36.63	7.60	-	44.23	0.43	2.56	41.67
(d) Railway Sidings.	**0.28**	**-**	**0.15**	**0.13**	**-**	**0.13**	**-**
	0.28	-	-	0.28	-	0.27	0.01
(e) Plant, Machinery, Equipment, etc.[Note (v) & (vi)]	**4980.19**	**228.83**	**88.54**	**5120.48**	**343.37**	**2499.67**	**2620.81**
	4864.20	132.36	16.37	4980.19	344.33	2223.44	2756.75
(f) Water System and Sanitation [Note (v)].	**39.42**	**0.34**	**0.21**	**39.55**	**1.67**	**16.36**	**23.19**
	39.30	0.12	-	39.42	1.92	14.84	24.58
(g) Furniture, Fixtures and Office Appliances.	**45.01**	**3.32**	**0.83**	**47.50**	**2.35**	**23.43**	**24.07**
	46.34	1.36	2.69	45.01	2.10	21.56	23.45
(h) Technical Know-how	**34.51**	**-**	**-**	**34.51**	**0.78**	**33.88**	**0.63**
	34.51	-	-	34.51	0.83	33.09	1.42
(j) Vehicles and Transport. [Note (v) & (vi)]	**97.18**	**10.12**	**30.04**	**77.26**	**14.80**	**42.48**	**34.78**
	83.09	18.87	4.78	97.18	8.22	40.63	56.55
Total	**5974.41**	**277.25**	**123.44**	**6128.22**	**383.52**	**2791.01**	**3337.21**
	5794.97	203.31	23.87	5974.41	377.98	2489.60	3484.81
(k) Leased Assets							
(i) Plant taken on lease	**188.73**	**-**	**-**	**188.73**	**13.80**	**42.74**	**145.99**
	188.73	-	-	188.73	12.52	28.95	159.78
(ii) Leased Premises	**0.28**	**-**	**-**	**0.28**	**-**	**0.03**	**0.25**
	0.28	-	-	0.28	-	0.02	0.26
(iii) Leased Assets.	**7.08**	**0.28**	**-**	**7.36**	**0.42**	**6.60**	**0.76**
	6.75	0.33	-	7.08	1.72	6.18	0.90
Total	**196.09**	**0.28**	**-**	**196.37**	**14.22**	**49.37**	**147.00**
	195.76	0.33	-	196.09	14.24	35.15	160.94
GRAND TOTAL	**6170.50**	**277.53**	**123.44**	**6324.59**	**397.74**	****2840.38**	**3484.21**
	5990.73	203.64	23.87	6170.50	392.22	**2524.75	3645.75

Notes:

(i) Buildings include **Rs. 11,950** (2001-02 Rs. 11,950) being value of investments in shares of Co-operative Housing Societies.

(ii) During the year the Company has sold Development Rights in relation to a property having a cost of **Rs. 0.16 Crore** and profit on sale has been included in Miscellaneous Receipts (Schedule A). Conveyance of the land remains to be made.

(iii) Additions include exchange differences and net premiums on forward exchange contracts.

(iv) ** Excludes Cumulative Depreciation on Assets transferred/sold/discarded during the year.

(v) Buildings, Water system and Sanitation, Plant and Machinery and Vehicles include Gross block **Rs. 4.91 Crores, Rs. 1.50 Crores, Rs.3.55 Crores** and **Rs.0.53 Crore** and Net Block **Rs.1.02 Crores, Rs. 0.08 Crore, Rs. 2.08 Crores** and **Rs. 0.37 Crore** respectively in respect of expenditure incurred on capital assets, ownership of which does not vest in the Group.

(vi) In the current year the rate of depreciation on laptops and cars in the Company has been increased to 23.75% and 19% respectively resulting in an additional depreciation of **Rs. 6.63 Crores.**

Schedule forming part of the consolidated balance sheet

"6" [Item no. 8]

	As at Cost as at March 31, 2003 Rupees Crores	As at Cost as at March 31, 2002 Rupees Crores
INVESTMENTS (at cost)		
Long Term Investments		
(A) In Associates		
a) Fully paid Ordinary/Equity shares (Quoted)	—	61.82
b) Fully paid Ordinary/Equity shares (Unquoted)	—	178.33
c) Carrying cost of Investments in Associates (See note 4 below) [Including **Rs. 8.87 Crores** of Goodwill and net of **Rs. 7.19 Crores** of Capital Reserve arising on acquisition of associates]	**176.58**	—
d) Fully paid Cumulative Convertible Preference Shares (CCP's) (Quoted)	**15.53**	15.53
(B) Others		
a) Fully paid Ordinary/Equity shares (Quoted)	**222.37**	221.96
b) Fully paid Ordinary/Equity shares (Unquoted)	**228.63**	238.64
c) Fully paid Cumulative Redeemable Preference Shares (Unquoted)	**6.00**	—
d) Debentures (Quoted)	—	0.20
e) Debentures (Unquoted)	**4.00**	—
f) Units (Unquoted)	**0.01**	0.08
g) Bonds (Unquoted)	**0.05**	0.03
	653.17	716.59
Less: Provision for diminution in value of Investments (Net)	**1.37**	1.37
	651.80	715.22

Notes :

(1) The Company has pledged the shares of Tata Teleservices Ltd. (TTL) with the lenders of TTL as interim security to secure long term debts.

(2) The Company has in consideration of loans aggregating Rs. 950 Crores and deferred payment guarantee facilities aggregating Rs. 520 Crores extended by Financial Institutions and Banks to Haldia Petrochemicals Ltd. (Haldia) given an undertaking to such Financial Institutions/Banks not to dispose off its investments in Haldia amounting to Rs. 90 Crores without the prior consent of the Institutions/Banks so long as any part of the loan/guarantee limits sanctioned by the Institutions/Banks to Haldia remains outstanding.

(3) The Company has given an undertaking to ICICI Bank not to create any charge nor sell its equity holdings in Automobile Corporation of Goa Limited (ACGL) as long as ICICI Bank's term loan to ACGL is outstanding, without prior permission of ICICI Bank.

(4) The investments in associates are accounted for in accordance with AS-23,'Accounting for Investments in Associates in Consolidated Financial Statements', effective from April 1, 2002. These Investments have been recorded at cost, as adjusted for share of profit/ loss of the said associate companies. The break up of Investment is as follows: -

Rs. Crores

Sr. No.	Name of the Associates	Country of Incorporation	Ownership Interest (%)	Original Cost of Investments	Amount of Goodwill/ (Capital Reserve) in Original Cost	Accumulated Profit/(Loss) as at year end	Carrying Cost of Investments
1)	Tata Finance Ltd.	India	29.67	66.28	33.39	(133.90)	0*
2)	Tata Cummins Ltd.	India	50.00	90.00	—	(0.66)	89.34
3)	Tata Autocomp System Ltd.	India	50.00	74.00	—	(26.42)	47.58
4)	Tata International Ltd.	India	20.34	11.23	0.64	12.58	23.81
5)	NITA Company Ltd.	Bangladesh	40.00	1.27	(0.43)	0.01	1.28
6)	Concorde Motors Ltd.	India	49.00	20.00	(6.76)	(18.86)	1.14
7)	Tata Precision Industries Pte. Ltd.	Singapore	49.99	3.11	8.23	10.32#	13.43
	Total			**265.89**	**35.07**	**(156.93)**	**176.58**

* Share of loss restricted to the original cost of Investment as per the equity method of accounting for associates under AS -23 'Accounting for Investments in Associates in Consolidated Financial Statements'.

Includes Rs. 9.99 Crores on account of exchange fluctuation credited to Translation Reserve (Schedule 2, Page 45)


TATA

Schedules forming part of the consolidated balance sheet

"7" [Item no. 10 (b)]

INVENTORIES (As valued and certified by the Management)	As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
(a) Stores and Spare Parts (at or below cost)	**109.93**	108.12
(b) Consumable Tools (at cost)	**15.40**	17.26
(c) Raw Materials and Components	**288.01**	246.73
(d) Work in Progress.	**147.02**	136.60
(e) Stock in Trade.	**736.72**	643.66
(f) Goods in Transit (at cost)	**27.04**	20.87
(g) Unbilled Cost.	**1.00**	2.74
	1325.12	1175.98

Note: Items (c), (d) and (e) above are valued at lower of cost and net realisable value.

"8" [Item no. 10 (c)]

SUNDRY DEBTORS	As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
(a) Over Six Months : (unsecured)	**205.20**	229.46
(b) Others : (unsecured)	**439.73**	438.94
	644.93	668.40
Less: Provision for doubtful debts.	**121.22**	40.91
	523.71	627.49
(c) Future Instalments Receivable from Hirers/Lessees [secured by Hire Purchase/Lease agreements and Promissory Notes from hirers] Lease rental due	**631.95**	326.46
Less: Provision for doubtful instalments	**11.27**	13.35
Less: Finance and Service Charges unearned/ receivable on lease/ Hire Purchase contracts.	**94.19**	53.93
	526.49	259.18
	1050.20	886.67

"9" [Item no. 10 (d)]

CASH AND BANK BALANCES	As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
(a) Cash on hand.	**0.55**	0.67
(b) Current Accounts with Scheduled Banks.	**231.03**	312.61
(c) Margin money with Scheduled Banks.	**25.96**	18.43
	257.54	331.71

"10" [Item no. 10 (e)]

LOANS AND ADVANCES	As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
A) UNSECURED - *considered good*		
(a) Advances to Suppliers, Contractors and Others (See Notes 1 & 2 below).	**388.46**	339.57
(b) Deposits with Government, Public Bodies and Others.	**98.68**	187.04
(c) Prepaid Expenses.	**22.05**	23.96
(d) Advance Payment against Taxes.	**131.27**	147.19
B) SECURED - considered good		
(a) Advances to Suppliers, Contractors and Others (See Note 3 below).	**12.21**	—
	652.67	697.76

Notes:

(1) Advances to suppliers, contractors and others are net of unearned finance income in respect of Fixed Assets given on lease	—	(0.02)
(2) Advances to suppliers, contractors and others are net of advances considered doubtful which have been provided for	**70.85**	53.92
(3) Loans are secured against hypothecation of vehicles.		

Schedules forming part of the consolidated balance sheet

"11" [Item no. 11 (a)]

	As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
CURRENT LIABILITIES		
(a) Acceptances	**1306.26**	865.04
(b) Sundry Creditors	**1799.46**	1561.68
(c) Advance and Progress Payments	**115.86**	134.60
(d) Interest/Commitment Charges accrued on Loans but not due	**44.80**	54.78
(e) Liability towards Investors Education and Protection Fund under Section 205C of the Companies Act, 1956 not due	**9.53**	11.26
	3275.91	2627.36

"12" [Item no. 11 (b)]

	As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
PROVISIONS		
(a) Provision for Taxation	**7.03**	10.35
(b) Proposed Dividends	**128.12**	—
(c) Provision for Tax on Proposed Dividends	**16.85**	—
(d) Provision for Contingencies	—	20.00
(e) Provision for Employee Benefit Schemes	**111.84**	98.15
(f) Other Provisions	**92.60**	80.59
	356.44	209.09

"13" [Item no. 13]

	As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
MISCELLANEOUS EXPENDITURE (DEFERRED REVENUE EXPENSES)		
(to the extent not written off or adjusted) - [Note B(1) Page 58]		
(a) Product and Other Development Expenses	**95.24**	2.37
(b) Employee Separation Cost	**25.68**	32.74
(c) Expenses on ERP Software	**2.20**	5.39
(d) Others	**0.82**	1.55
	123.94	42.05



Schedules forming part of the consolidated balance sheet and profit and loss account

Basis of Consolidation and Significant Accounting Policies

1) Basis of Consolidation:

The consolidated financial statements relate to Tata Engineering and Locomotive Company Limited (the Company), its subsidiary companies and associates. The Company and its subsidiaries constitute the Group.

a) Basis of Accounting:

i) The financial statements of the subsidiary companies used in the consolidation are drawn upto the same reporting date as of the Company i.e. year ended March 31, 2003.

ii) The financial statements of the Group has been prepared in accordance with the Accounting Standards issued by the Institute of Chartered Accountants of India, and generally accepted accounting principles.

b) Principles of consolidation:

The consolidated financial statements have been prepared on the following basis:

i) The financial statements of the Company and its subsidiary companies have been combined on a line-by-line basis by adding together like items of assets, liabilities, income and expenses. The intra-group balances and intra-group transactions and unrealised profits or losses are fully eliminated.

ii) The Accounting Standard (AS 23), 'Accounting for Investments in Associates' in the Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India, has become effective for accounting periods commencing on or after April 1, 2002.

Accordingly, the Consolidated Financial Statements includes the share of profit / loss of the associate companies which has been accounted as per the 'Equity method', as per which the share of profit / loss of each of the associate companies has been added to / deducted from the cost of investments.

An Associate is an enterprise in which the investor has significant influence and which is neither a Subsidiary nor a Joint Venture of the investor.

iii) The excess of cost to the Company of its investments in the subsidiary companies over its share of the equity of the subsidiary companies, at the dates on which the investments in the subsidiary companies are made, is recognised as 'goodwill' being an asset in the consolidated financial statements. Alternatively, where the share of equity in the subsidiary companies as on the date of investment, is in excess of cost of investment of the Company, it is recognised as 'capital reserve' and shown under the head 'Reserves and Surplus', in the consolidated financial statements.

iv) Minority interest in the net assets of consolidated subsidiaries consists of the amount of equity attributable to the minority shareholders at the dates on which investments are made by the Company in the subsidiary companies and further movements in their share in the equity, subsequent to the dates of investments as stated above.

c) Information on subsidiary companies:

The following subsidiary companies are considered in the consolidated financial statements:

		% voting power held as at March 31, 2003
i)	Telco Construction Equipment Company Ltd	80.00
ii)	Tata Technologies Ltd. (TTL)	96.12
iii)	Sheba Properties Ltd.	100.00
iv)	Minicar (India) Ltd.	100.00
v)	HV Axles Ltd	99.11
vi)	HV Transmissions Ltd	99.00
vii)	Tata Technologies U.S.A.	96.12
viii)	Telco Dadajee Dhackjee Ltd.	81.04
ix)	TAL Manufacturing Solutions Ltd.	99.47

d) The following are the Associate Companies considered in the consolidated financial statements :

		% voting power held as at March 31, 2003
i)	Tata Cummins Ltd.	50.00
ii)	Tata Finance Ltd.	29.67
iii)	Concorde Motors Ltd.	49.00
iv)	Tata Precision Industries Pte.Ltd.	49.99
v)	Tata Autocomp System Ltd.	50.00
vi)	NITA Company Ltd.	40.00
vii)	Tata International Ltd.	20.34

2. Significant Accounting Policies:

(a) Sales

Sales are inclusive of income from services, excise duty, export incentives and exchange fluctuations on export receivables and are net of trade discount.

(b) Depreciation

Depreciation is provided on straight line basis (SLM), at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in the case of:

i. Leaseholds – amortised over the period of the lease.

ii. Technical Know-how - at 16.67% (SLM)

iii. Laptops at 23.75% (SLM)

iv. Cars at 19% (SLM)

v. Assets acquired prior to April 1, 1975 – on Written down value basis.

vi. Capital Assets ownership of which does not vest in the Company, other than leased assets, are depreciated over the estimated period of their utility or five years whichever is less.

vii. Certain computers and peripherals at 25% – 100% (SLM)

In respect of the assets of the Company, whose useful life has been revised, the unamortised depreciable amount has been charged over the revised remaining useful life.

(c) Fixed Assets

Fixed Assets are stated at cost of acquisition or construction less depreciation. All costs relating to the acquisition and installation of fixed assets are capitalised and include financing costs relating to borrowed funds attributable to construction or acquisition of fixed assets, upto the date the asset is put to use, net of charges on foreign exchange contracts and adjustments arising from exchange rate variations relating to specific borrowings, attributable to those fixed assets.

(d) Leases

Assets acquired under finance leases are recognised at the lower of the fair value of the leased assets at inception and the present value of minimum lease payments. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term at a constant periodic rate of interest on the remaining balance of the liability. Assets given under finance leases are recognised as receivables at an amount equal to the net investment in the lease and the finance income is based on a constant rate of return on the outstanding net investment.

(e) Transactions in Foreign Currencies (other than for Fixed Assets)

Transactions in foreign currencies are recorded at the exchange rates prevailing on the date of the transaction or at the exchange rates under related forward exchange contracts. Current assets and current liabilities not covered by forward exchange contracts are translated at year-end exchange rates and the profit / loss so determined and also the realised exchange gain / losses are recognised in the Consolidated Profit and Loss Account.

(f) Product Warranty Expenses

Product warranty expenses are scientifically determined based on past experience and accrued in the year of sale.

(g) Research and Development Expenses

i. Revenue Expenditure - Direct expenses on Research and Development relating to development of new products are carried forward as Deferred Revenue Expenses, to be amortised from the month of commencement of commercial production. Other revenue expenses are charged off in the year in which incurred.

ii. Capital Expenditure is included in Fixed Assets under appropriate heads.

(h) Hire-Purchase Income / Finance Income from Lease / Income from Loan

Finance and service charges on hire-purchase, loan contracts and finance income in respect of vehicles, excavators and plant given on lease are accounted for by using the Internal Rate of Return method. Consequently, a constant rate of return on the net outstanding amount is accrued over the period of contract upto the year end. Income



recognition is in line with the prudential norms issued by the Reserve Bank of India for Non-Banking Financial Companies, though the Company does not fall in the definition of a Non-Banking Financial Company. Provisioning for doubtful instalments has also been made in line with the said norms.

(j) Inventories

Inventories are valued at lower of cost and net realisable value. Cost is ascertained on a moving weighted average / monthly moving weighted average basis. Work in progress and finished goods are valued on full absorption cost basis.

(k) Retirement Benefits

Retirement benefits are dealt with in the following manner:

i. The liability for Superannuation (for certain employees) and Gratuity is ascertained by an independent actuarial valuation. The liability so determined and contribution to Provident Fund / Superannuation Fund is provided for.

ii. Provisions for incremental liability in respect of encashable privilege leave on separation and post-retirement medical benefits are made as per independent actuarial valuation at the year-end.

(l) Investments

i. Long term investments other than in associate companies are stated at cost less permanent diminution in value, if any.

ii. Investment in associate companies are accounted as per the 'Equity method', as per which the share of profit / loss of each of the associate companies has been added to / deducted from the cost of investments.

(m) Taxes on Income

Current tax is the amount of tax payable on the taxable income for the year as determined in accordance with the provisions of Income - tax Act, 1961.

Deferred tax is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

Deferred tax assets in respect of unabsorbed depreciation and carry forward of losses are recognised if there is virtual certainty that there will be sufficient future taxable income available to realise such losses.

(n) Business Segments

The Group's reportable operating segment consists of Automotive and Others.

The parent is exclusively engaged in the business of automobile products consisting of all types of commercial and passenger vehicles, which are considered by Management to constitute a single Automotive segment. Others primarily include construction equipment, engineering solutions, automotive components and software operations in subsidiaries. In view of the same, no revenue expenses, assets or liabilities are unallocable.

(o) Miscellaneous Expenditure (to the extent not written off or adjusted)

i Discount allowed on the issue of Debentures and expenses / front end fees on Debentures and loans are written off over the period of the Debentures / Loans.

ii Product and Other Development expenses, in so far as they pertain to products internally developed, are amortised over 24 to 36 months from the month of commencement of commercial production and in other cases on an appropriate basis.

iii Expenditure on Enterprise Resource Planning Software is amortised over 24 to 36 months from the month of commencement of the project, on an appropriate basis.

iv Costs under individual Employee Separation Schemes are amortised over separate periods ranging from 24 to 84 months depending upon the estimated future benefit.

Schedule forming part of the consolidated balance sheet and profit and loss account

"14"[Item no. 16]

	As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
(A) Notes on the balance sheet		
1. (a) Claims not acknowledged as debts	**382.88**	416.53
(b) Provision not made for income tax matters in dispute	**138.46**	175.12
(c) The Company has received an excise demand of Rs.308.88 Crores (2001-02 Rs. 308.88 Crores) including penalty of Rs.154.44 Crores (2001-02 Rs.154.44 Crores) regarding basis of assessable value for shipment for the period April, 1981 to September,1996.The Company believes these demands are not sustainable in view of the earlier decision of the Patna High Court and the Supreme Court in the same matter.		
(d) The counter claim made by a party upon termination of distributorship arrangement by the Company is Rs. 32.43 Crores (2001-02 Rs. Nil)		
(e) The Company has entered into an option agreement under which it is under an obligation to purchase or arrange to purchase preference shares of Tata Finance Ltd. amounting to Rs.150 Crores (2001-02 Rs. Nil) subject to occurance of certain specified events.		
2. Estimated amount of contracts remaining to be executed on capital account and not provided for	**63.75**	76.03
3. Other money for which the Group is contingently liable -		
(i) In respect of bills discounted and export sales on deferred credit	**332.44**	533.20
(ii) Guarantees given for :		
(a) Liability in respect of receivables assigned by way of securitisation.	**114.20**	319.08
(b) Others	**3.13**	3.85
4. (A) **Disclosure in respect of finance leases:**		
(i) **Assets given on Lease:**		
(a) (i) Total Gross investment in the leases	**631.96**	326.07
Total gross investment in the leases for a period		
Not later than one year	**281.00**	183.29
Later than one year and not later than five years	**350.96**	142.78
(ii) Present value of the minimum lease payments receivables	**537.77**	273.17
Present Value of the minimum lease payments receivable		
Not later than one year	**223.06**	151.85
Later than one year and not later than five years	**314.71**	121.32
(b) Unearned Finance Income	**94.19**	53.95
(c) Unguaranteed residual values accruing to the benefit of the lessor.	**0.04**	0.04
(d) The accumulated provision for the uncollectible minimum lease payments receivable.	**12.27**	13.35
(e) A general description of significant leasing arrangements- Finance lease and Hire Purchase agreements: The Group has given owned manufactured vehicles, and machines and equipment on Hire Purchase/ Lease. The contingent lease rentals is based on bank interest rate and depreciation in respect of the assets given on lease.		



Schedule forming part of the consolidated balance sheet and profit and loss account

"14"[Item no. 16] (contd.)

	As at March 31, 2003 Rupees Crores	As at March 31, 2002 Rupees Crores
4. (A) **Disclosure in respect of finance leases** (contd.):		
(ii) **Assets taken on lease:**		
(a) (i) Total of minimum lease payments	**26.60**	69.02
The total of minimum lease payments for a period		
Not later than one year	**24.86**	46.64
Later than one year and not later than five years	**1.74**	22.38
(ii) Present Value of minimum lease payments	**25.74**	65.73
Present Value of minimum lease payments for a period		
Not later than one year	**24.28**	42.47
Later than one year and not later than five years.	**1.46**	23.26
(b) A general description of the significant leasing arrangements: The Group has taken machines and equipments on lease. The contingent lease rental is based on State Bank Medium Term Lending Rate and the depreciation rate under Income-tax Act, 1961 in respect of assets taken on lease.		
(B) **Disclosure in respect of operating leases:**		
(i) **Assets given on Lease:**		
(a) Total Gross investment in the leases	**2.21**	2.21
The accumulated depreciation as on March 31, 2003	**0.30**	0.05
Depreciation recognised in the statement of profit and loss for the year	**0.25**	0.05
(b) The future minimum lease payments under non-cancellable operating leases in the aggregate and for each of the following years		
Not later than one year	**1.12**	1.06
(c) A general description of significant leasing arrangements- The Group has leased out machines under operating leases to its customers.		
(d) As per Accounting policy initial direct costs incurred on these leasing transactions have been recognised in the profit and loss account.		
(ii) **Assets taken on lease:**		
(a) Total of minimum lease payments	**2.32**	2.53
The total of minimum lease payments for a period		
Not later than one year	**1.13**	0.86
Later than one year and not later than five years	**1.19**	1.67
(b) Lease payments recognised in the statement of profit and loss for the year	**1.02**	0.64
(c) A general description of significant leasing arrangements- The Group has entered into operating lease arrangements for computers and office equipments from various vendors.		

Schedule forming part of the consolidated balance sheet and profit and loss account

"14" [Item no.15] (contd.)

(A) Notes on the balance sheet (Contd.)

5. Related party disclosures for the year ended March 31, 2003

A) Related Party and their relationship

Associates	**Key Management Personnnel**
Concorde Motors Ltd.	Mr. Ravi Kant
Tata Auto comp Systems Ltd.	Mr. Praveen P. Kadle
Tata Cummins Ltd.	Dr. V. Sumantran
Tata Finance Ltd.	**In Subsidiary Companies**
Tata International Ltd.	Mr. P.R.McGoldrick
Tata Precision Industries Pte. Ltd.	Mr.S.J.Ghandy (upto December 21,2002)
NITA Company Ltd.	Mr. R. Sinha (from January 1, 2003)
Tata Sons Ltd.	Mr.Y.Nath
Tata Engineering Services Pte. Ltd	**Relative of Key Management Personnel** Mrs. Silla Ghandy (wife of S.J. Ghandy) (upto December 21, 2002)

B) Transactions with the related parties

Rupees Crores

	Associates	Key Management Personnel (including relatives)	Total
Purchase of goods	**534.94**	**—**	**534.94**
	431.61	—	431.61
Sale of goods.	**257.32**	**—**	**257.32**
	431.05	—	431.05
Purchase of fixed assets	**0.28**	**—**	**0.28**
	—	—	—
Sale of fixed assets	**0.26**	**—**	**0.26**
	—	—	—
Receiving of services.	**49.47**	**3.22**	**52.69**
	7.10	2.37	9.47
Rendering of services	**4.84**	**—**	**4.84**
	10.23	—	10.23
Finance Given/(Taken) (including Loans and Equity)	**20.63**	**—**	**20.63**
	(51.76)	—	(51.76)
Interest/Dividend	**6.69**	**—**	**6.69**
	3.54	(0.03)	3.51
Amount Receivable.	**30.93**	**—**	**30.93**
	69.46	—	69.46
Provision for doubtful debts	**2.51**	**—**	**2.51**
	—	—	—
Amount Payable.	**47.91**	**0.03**	**47.94**
	17.20	—	17.20
Amount Receivable (in respect of Loans)	**—**	**0.44**	**0.44**
	—	0.45	0.45
Amount Payable (in respect of Loans)	**0.02**	**—**	**0.02**
	0.03	—	0.03



Schedule forming part of the consolidated balance sheet and profit and loss account

"14" [Item no.15] (Contd.)

(A) Notes on the balance sheet (Contd.)

6. Consolidated Segment Information for the year ended March 31,2003

Rupees Crores

		Automotive	Others	Eliminations	Total
a)	**Revenue**				
	External Sales and other Income	**9049.62** 7458.25	**559.02** 453.57	**—** —	**9608.64** 7911.82
	Inter Segment Sales and other Income	**43.60** 44.41	**287.04** 328.01	**(330.64)** (372.42)	**—** —
	Total Revenue	**9093.22** 7502.66	**846.06** 781.58	**(330.64)** (372.42)	**9608.64** 7911.82
b)	**Segment Results before interest, extraordinary items and tax**	**777.28** 296.95	**59.95** (5.47)	**5.50** 7.42	**842.73** 298.90
c)	i) Income from Investments				**18.96** 19.91
	ii) Interest Expenses (Net)				**(325.43)** (444.67)
	iii) Write back/(Provision) for Contingencies				**20.00** (20.00)
	iv) Extraordinary Item				**(12.76)** (34.29)
d)	**Profit / (Loss) Before Tax**				**543.50** (180.15)
	Provision for Taxation i) Current Tax				**(24.52)** (3.03)
	ii) Deferred Tax				**(201.88)** 70.43
e)	**Profit / (Loss) After Tax**				**317.10** (112.75)
f)	**Segment Assets**	**6216.90** 6048.66	**921.41** 793.96	**(334.83)** (72.60)	**6803.48** 6770.02
g)	**Segment Liabilities**	**3313.58** 2688.87	**221.47** 190.14	**(54.70)** (53.36)	**3480.35** 2825.65
h)	**Other Information**				
	i) Depreciation	**359.51** 354.68	**46.11** 43.32	**(7.88)** (5.78)	**397.74** 392.22
	ii) Amortisation	**2.62** 89.83	**9.06** 6.07	**—** —	**11.68** 95.90
	iii) Other Non Cash Expenditure	**101.49** 94.84	**6.60** 10.22	**(26.00)** —	**82.09** 105.06
	iv) Capital Expenditure	**219.20** 211.67	**43.99** 58.52	**—** —	**263.19** 270.19
j)	**Segment Assets exclude:**				
	i) Goodwill (On consolidation)				**73.63** 76.51
	ii) Investments				**651.80** 715.22
	iii) Deferred Tax Assets (Net)				**—** 102.00
	iv) Advance Payment Against Taxes				**131.27** 147.19
	v) Miscellaneous Expenditure (to the extent not written off or adjusted).				**123.94** 42.05
					980.64 1082.97
k)	**Segment Liabilities exclude:**				
	i) Minority interest				**41.13** 40.24
	ii) Provision for Taxation				**7.03** 10.35
	iii) Loans - Secured				**1356.10** 1771.25
	iv) Loans - Unsecured				**433.55** 1049.06
	v) Deferred Tax liability				**100.98** —
	vi) Proposed Dividend and Tax thereon				**144.97** 0.45
					2083.76 2871.35

Schedule forming part of the consolidated balance sheet and profit and loss account

"14"[Item no. 22]

(B) Notes to the profit and loss account :

(1) In the year 2001-02 the Shareholders of the Company at the Extra-Ordinary General Meeting held on 27th March, 2002 approved and the High Court of Judicature at Mumbai vide its order dated 2nd May, 2002 have approved the utilisation of Securities Premium Account in accordance with the provisions of Section 78 read with Section 100 of the Companies Act, 1956, towards adjustment of the following debit balances:

	2001-02 Rupees Crores
Deferred Revenue Expenditure	950.05
Capital Work in Progress	197.61
Diminution in the value of Investment	31.25
	1178.91

	2002-03 Rupees Crores	2001-02 Rupees Crores
(2) Interest :		
Interest	**269.19**	453.13
Less: (i) Transferred to Capital Account	**10.58**	23.33
(ii) Interest received on bank and other accounts.	**28.24**	24.25
(iii) Discounting charges (Net).	**(95.06)**	(39.12)
	325.43	444.67

(3) Major components of deferred tax arising on account of timing differences are:

Particulars	**As at March 31, 2003 Rupees Crores**	As at March 31, 2002 Rupees Crores
Liabilities:		
Depreciation	**(649.63)**	(610.36)
Others	**(66.82)**	(12.05)
	(716.45)	(622.41)
Assets:		
Unabsorbed Depreciation	**404.24**	532.86
Unabsorbed Business Loss	**79.02**	64.04
Employees Separation Schemes	**37.72**	70.84
Others.	**94.49**	56.67
	615.47	724.41
Net Deferred Tax Asset/(Liability)	**(100.98)**	102.00

(4) Represents accounting for deferred tax assets by a subsidiary company relating to period prior to March 31, 2002, out of Profit and Loss appropriation account upon the adoption of Accounting Standard, 'Accounting for Taxes on Income' (AS 22).



Schedule forming part of the consolidated balance sheet and profit and loss account

"14"[Item no. 22] (contd.)

(B) Notes to the profit and loss account (contd.)

		2002-03	2001-02
(5) Earnings Per Share:			
(a) Profit/(Loss) for the year	Rs. Crores	**297.12**	(107.19)
(b) The weighted average number of Ordinary Share for Basic EPS	Nos.	**31,97,77,525**	27,13,46,175
(c) The nominal value per Ordinary Share	Rupees	**10**	10
(d) Earnings Per Share (Basic)	Rupees	**9.29**	(3.95)
(e) The weighted average number of Ordinary Share for Basic EPS	Nos.	**31,97,77,525**	27,13,46,175
(f) Add: Adjustment for Options relating to warrants and fractional coupons.		**57,71,591**	—
(g) The weighted average number of Ordinary Share for Diluted EPS		**32,55,49,116**	27,13,46,175
Earnings Per Share (Diluted)	Rupees	**9.13**	(3.95)

(6) The Accounting Standard on Accounting for Investments in Associates (AS 23) has become effective commencing from April 1, 2002. Accordingly the share of Loss for the year, adjustment for cumulative share in reserves and investments as of March 31, 2003 in Associate Companies has been reflected in the current year in respective accounts. Consequently, the figures for the previous year are not comparable with those of current year.

(7) The share of loss (net) in respect of investments in associate companies include profit of Rs. 2.00 Crores of Tata International Ltd., an Associate Company, which is considered on the basis of Unaudited Financial Statements for the year ended March 31, 2003, certified by the Management of the said Associate Company.

(8) TAL Manufacturing Solutions Ltd., a subsidiary has substantial accumulated losses. The subsidiary company has incurred cash losses in the current year. However, the accounts of the subsidiary company has been prepared on a going concern basis, on account of the financial support by the Company.

(9) Reserve for Redemption of Debentures has not been created by one of the subsidiaries in the absence of adequate profit in that subsidiary.

(C) Other notes :

(1) Previous year's figures have been re-grouped where necessary.

(2) Comparative figures for 2001-02 are shown in brackets.

TATA ENGINEERING

Tata Engineering and Locomotive Company Limited

Registered Office: Bombay House 24 Homi Mody Street Mumbai - 400 001.

Attendance Slip

Members attending the Meeting in person or by Proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.

I hereby record my presence at the FIFTY-EIGHTH ANNUAL GENERAL MEETING of the Company at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai-400 020, at 3.30 p.m. on Monday, July 21, 2003.

....

Full name of the Member (in block letters) Signature

Folio No.: .... DP ID No.* .... Client ID No.* ....

* Applicable for member holding shares in electronic form.

....

Full name of the proxy (in block letters) Signature

NOTES : 1. Member/Proxyholder wishing to attend the meeting must bring the Attendance Slip to the meeting.

2. Member/Proxyholder desiring to attend the meeting should bring his copy of the Annual Report for reference at the meeting.

TATA ENGINEERING

Tata Engineering and Locomotive Company Limited

Registered Office: Bombay House 24 Homi Mody Street Mumbai - 400 001.

Proxy

I/We ....

of.. in the district of ....being

a Member/Members of the above named Company, hereby appoint ....

.... of .... in the district of ....or failing

him .... of.................................... in the district of....................................

....................................as my/our Proxy to attend and vote for me/us and on my/our behalf at the Fifty-Eighth Annual General Meeting of the Company, to be held on Monday, July 21, 2003 or at any adjournment thereof.

Signed this .... day of 2003

Folio No.: .... DP ID No.* .... Client ID No.* ....

* Applicable for members holding shares in electronic form.

No. of Shares

Signature [Affix 30 Paise Revenue Stamp]

This form is to be used **In favour of / ** against the resolution. Unless otherwise instructed, the Proxy will act as he thinks fit.

** Strike out whichever is not desired.

NOTES: (i) The Proxy must be returned so as to reach the Registered Office of the Company, Bombay House 24 Homi Mody Street Mumbai 400 001, not less than FORTY-EIGHT HOURS before the time for holding the aforesaid meeting.

(ii) Those members who have multiple folios with different jointholders may use copies of this Attendance Slip/Proxy.


TATA

The 73rd Geneva Auto Show

Tata Engineering displayed the Indigo Station Wagon at the Geneva Auto Show in February 2003. This is the fourth consecutive year that the company has showcased its products at this prestigious event.



TATA ENGINEERING

Tata Engineering and Locomotive Company Limited

Bombay House 24 Homi Mody Street Mumbai 400 001



PRIVATE
CARRIER
TATA
Easy Ride
Indica V2
Safari